Exhibit 99.4

Notice of Annual Meeting
of Common Shareholders
to be Held on June 4, 2020
and Management
Information Circular

Sustaining
energy and water
for life

Annual Meeting
of Common
Shareholders

If you are unable to attend the virtual meeting...

...Your voting instructions must be received before the date indicated on your voting instruction form, or if voting by proxy, by no later than 4:00 p.m. (Eastern Time) on Tuesday, June 2, 2020, or not less than 48 hours (excluding Saturdays, Sundays and
holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.

You may vote by proxy using one of the following methods:

By email to proxyvote@astfinancial.com

By facsimile to 416-368-2502 or 1-866-781-3111

By touch-tone telephone at 1-888-489-5760

By mail to AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, M1S 0A1

By Internet at www.astvotemyproxy.com

Notice of Annual Meeting of Common Shareholders of
Algonquin Power & Utilities Corp.

Business of the Annual Meeting
of Common Shareholders

At the meeting, shareholders of Algonquin Power & Utilities Corp. (the “Corporation”) will be asked to:

1.	Receive the financial statements of the Corporation as at and for the year ended December 31, 2019, and the report of the auditors on the statements;

2.	Re-appoint Ernst & Young LLP as the auditors of the Corporation;

3.	Elect directors for the ensuing year;

4.
Consider and, if thought fit, pass a resolution (the full text of which is set out in Schedule “A” to the accompanying management information circular (the “Circular”)) approving an amendment to the Corporation’s Employee Share Purchase Plan to increase the number of common shares reserved for issuance under such plan;

5.
Consider and, if thought fit, pass a resolution (the full text of which is set out in Schedule “C” to the accompanying Circular) confirming and approving the Corporation’s by-law allowing for meetings of shareholders of the Corporation to be held virtually by means of telephonic, electronic or other communications facility;

6.
Consider and, if thought fit, pass an advisory resolution (the full text of which is set out in Schedule “E” to the accompanying Circular) approving the Corporation’s approach to executive compensation, as further described in the Circular; and

7.	Consider any other business that may be properly brought before the annual meeting of common shareholders or any adjournment thereof.

By order of the Board of Directors,

Kenneth Moore,
Chair of the Board of Directors
April 24, 2020

This year, out of an abundance of caution, in response to the unprecedented public health impact of the outbreak of the novel coronavirus, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will be holding our meeting in a virtual-only format, which will be conducted via live audio webcast. Shareholders will have an equal opportunity to participate in the meeting online regardless of their geographic location.

2020 Management Information Circular	3

Table of Contents

Notice of Annual Meeting	3

Letter to Shareholders	5

Caution Concerning Forward-Looking Statements and Forward Looking-Information	6

Caution Concerning Non-GAAP Financial Measures	7

Solicitation of Proxies	8

Voting Information	9
You are Asked to Vote on the Following Matters	9
Meeting Information	10
Voting Instructions	11
Non-registered Shareholders	11
Registered Shareholders	12
How to Appoint a Proxyholder	12
Voting Results	13
If You are Unable to Attend the Virtual Meeting	13

Matters to be Acted Upon at the Meeting	14
1. Receipt of Financial Statements	14
2. Appointment of Auditor	14
3. Election of Directors	14
4. Approval of an Amendment to Increase the Number of Common Shares Reserved for Issuance under Algonquin’s Employee Share Purchase Plan	15
5. Confirmation and Approval of the Virtual Meeting By-Law	16
6. Advisory Vote on Executive Compensation	17

Director Nominees	18
Director Share Ownership Requirements	18
Majority Voting for Election of Directors	19

Director Skills Matrix	20

Board Highlights	21

Director Profiles	22
Meeting Attendance	28
Corporate Cease Trade Orders,	28
Bankruptcies, Penalties or Sanctions

Corporate Governance Practices	29
Corporate Governance Highlights	29
Board of Directors	30
Committees of the Board of Directors	35
Non-Employee Director Compensation	43

Compensation Decision-Making Process	44

Executive Compensation	48

Letter to Shareholders from the Human Resources and Compensation Committee	49

Compensation Discussion and Analysis	54
Annual Compensation Decision-Making Process	54
Compensation Comparator Group	55
Risk Management and Compensation	57
2019 Corporate Scorecard Results	62
2017 PSU Award Performance Results	67
Performance Graph	74

Executive Compensation Information	76

Shareholder Proposals	89

Additional Information	89

Schedules and Appendices	90

SCHEDULE “A”: Approval of Amended Employee Share Purchase Plan to Increase the Number of Common Shares Reserved for Issuance Under such Resolution	91
SCHEDULE “B”: Blackline of the Employee Share Purchase Plan	92
SCHEDULE “C”: Approval of the Virtual Meeting By-law (By-law No. 6)	105
SCHEDULE “D”: Virtual Meeting By-law (By-law No. 6)	106
SCHEDULE “E”: Advisory Vote on Approach to Executive Compensation of Algonquin Power & Utilities Corp.	107
SCHEDULE “F”: Algonquin Power & Utilities Corp. Mandate of the Board of Directors	108
SCHEDULE “G”: Description of the Directors Deferred Share Unit Plan	112
SCHEDULE “H”: Description of the Stock Option Plan	114
SCHEDULE “I”: Description of the Performance and Restricted Share Unit Plan	116

Algonquin Power & Utilities Corp.	4

Letter to Shareholders

April 24, 2020

Dear fellow shareholder,

We are pleased to invite you to participate in the annual meeting of common shareholders (“Shareholders”) of Algonquin Power & Utilities Corp. (the “Corporation” or “Algonquin”) to be held on Thursday, June 4, 2020 (the “Meeting”). This year, out of an abundance of caution, in response to the unprecedented public health impact of the novel coronavirus, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold our Meeting in a virtual-only format, which will be conducted via live audio webcast. Shareholders will have an equal opportunity to participate in the Meeting online regardless of their geographic location.

The board of directors (“Board of Directors” or “Board”) and management of the Corporation are looking forward to presenting Algonquin’s achievements during 2019 and sharing some of our plans for the future of Algonquin. The Meeting will provide an opportunity to ask questions and interact with management, members of the Board and fellow Shareholders.

At the Meeting, Shareholders will be voting on a number of matters. Please take the time to read this Management Information Circular (“Circular”). It contains important information about the business to be conducted at the Meeting, the nominees for election to the Board, the Board’s corporate governance practices and our approach to executive compensation, as well as detailed instructions about how to participate in our virtual Meeting.

Information concerning Algonquin’s consolidated financial and operational performance for the financial year ended December 31, 2019 is presented in the 2019 annual report. Further information is available on Algonquin’s website at www.AlgonquinPowerandUtilities.com and on SEDAR at www.sedar.com.

The Board of Directors and management team thank you for your continued support, and we encourage you to participate in the Meeting. Please remember to exercise your vote, either during the Meeting or by completing and sending in your proxy or voting instruction form prior to the Meeting.

Yours Sincerely,

Kenneth Moore	Ian Robertson
Chair of the Board of Directors	Chief Executive Officer

2020 Management Information Circular	5

Caution Concerning Forward-Looking Statements
and Forward-Looking Information

This Circular may contain statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this Circular includes, but is not limited to, expected performance of the Corporation and its future plans, projects and acquisitions. All forward-looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation.

The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational or supply chain disruptions or liability due to natural disasters , diseases or catastrophic events; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of observed weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a material change in political conditions or public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cyber security; favourable relations with external stakeholders; and favourable labour relations.
The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters and other catastrophic events; the failure of information technology infrastructure and cybersecurity; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; critical equipment breakdown or failure; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of production tax credit qualified equipment; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; compliance with new foreign laws or regulations; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; delays and cost overruns in the design and construction of projects, including as a result of the 2019 novel coronavirus pandemic; loss of key customers; failure to realize the anticipated benefits of acquisitions or joint ventures; Atlantica Yield plc or the Corporation’s joint venture with Abengoa S.A. acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica Yield plc’s ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation’s interests; uncertainties associated with infectious diseases, pandemics and similar public health threats such as the 2019 novel coronavirus pandemic; and fluctuations in the

Algonquin Power & Utilities Corp.	6

price and liquidity of the Corporation’s common shares. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading “Enterprise Risk Management” in the Corporation’s most recent annual and interim management’s discussion & analysis and under the heading “Enterprise Risk Factors” in the Corporation’s most recent annual information form.

Forward-looking information contained herein is made as of the date of this Circular and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained herein is qualified by these cautionary statements.

Caution Concerning

Non-GAAP Financial Measures

The Corporation’s financial statements, including the audited consolidated financial statements for its fiscal year ended December 31, 2019, which will be presented at the Meeting, are prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”). Certain financial terms used in this Circular – including “adjusted net earnings” (“Adjusted Net Earnings”), “adjusted net earnings per share” (“Adjusted EPS”), and “adjusted earnings before interest, taxes, depreciation, and amortization” (“Adjusted EBITDA”) – are not recognized measures under U.S. GAAP (“non-GAAP measures”) and there is no standardized measure for such terms. Consequently, Algonquin’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.

One of the objectives in the Corporate Scorecard (as defined under the heading “2019 Corporate Scorecard and Results” on page 61) is based on Adjusted EBITDA, which is a non-GAAP measure used by many investors to compare companies on the basis of the ability to generate cash from operations. The Corporation uses Adjusted EBITDA as one of the metrics to assess operating performance without the effects of depreciation and amortization expense, income tax expense or recoveries, acquisition costs, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange. The Corporation believes that Adjusted EBITDA provides an understanding of the Corporation’s operating performance.
In addition, one of the objectives in the Corporate Scorecard is based on Adjusted Net Earnings, which is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. The Corporation uses Adjusted Net Earnings to assess its performance without the effects of gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales of development assets), changes in value of investments carried at fair value, and other typically non-recurring items. The Corporation believes that analysis and presentation of net earnings or loss on this basis enhances an investor’s understanding of the operating performance of its business.

Please refer to the Corporation’s most recent management’s discussion & analysis filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov for further information regarding these non-GAAP measures, including reconciliations to the most directly comparable U.S. GAAP financial measures.

2020 Management Information Circular	7

Algonquin Power & Utilities Corp. Management Information Circular – Proxy Statement
For the Annual Meeting of Common Shareholders to be Held on Thursday, June 4, 2020
Solicitation of Proxies

We are sending you this Management Information Circular / Proxy Statement (the “Circular”) to solicit proxies by and on behalf of management of Algonquin Power & Utilities Corp. (“Algonquin”) for use at our annual meeting of Common Shareholders (the “Meeting”) on June 4, 2020, or any adjournment(s) or postponement(s) thereof. You are entitled to receive notice of and vote at the Meeting if you were a Shareholder of record as of the close of business on April 20, 2020. We encourage you to review this Circular and to exercise your right to vote.

Enclosed with this Circular is a proxy or voting instruction form. The solicitation will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of Algonquin, the board of directors (“Board of Directors” or “Directors” or “Board”) of Algonquin or by Algonquin’s transfer agent, AST Trust Company (Canada) (“AST”), at a nominal cost. The costs of solicitation will be borne by Algonquin.

“Algonquin”, the “Corporation”, “APUC”, “we” and “our” means Algonquin Power & Utilities Corp. unless otherwise indicated. “Common Shareholder”, “Shareholder”, “you” and “your” means a holder of common shares (“Common Shares”) of Algonquin.

In this Circular, unless otherwise indicated, all references to “$” are to Canadian dollars and all references to “US$” are to U.S. dollars. The information in this Circular is presented as of April 20, 2020, unless otherwise stated.

Approval of this Circular
The Board of Directors has approved the content and delivery of this Circular.

Kenneth Moore
Chair of the Board of Directors
Algonquin Power & Utilities Corp.

April 24, 2020

Algonquin Power & Utilities Corp.	8

Voting Information

You are asked to vote on the following matters:

The re-appointment of Ernst & Young LLP as the auditor of the Corporation;

The election of Directors for the ensuing year;

A resolution approving an amendment to the Corporation’s Employee Share Purchase Plan to increase the number of Common Shares reserved for issuance under such plan;

Confirmation and approval of the Corporation’s by-law allowing for meetings of shareholders of the Corporation to be held virtually by means of telephonic, electronic or other communications facility;

An advisory resolution to approve the approach to executive compensation disclosed in this Circular; and

Any other business that may be properly brought before the Meeting or any adjournment thereof.

Unless as otherwise specified, a simple majority of the votes cast by proxy or at the Meeting will constitute approval of matters voted on at the Meeting.

On April 20, 2020, the record date established for notice of the Meeting, there were 527,375,342 outstanding Common Shares eligible to vote. Each outstanding Common Share is entitled to one vote. All Shareholders as of the record date are entitled to vote at the Meeting, or any adjournment or postponement thereof, either at the Meeting or by proxy as described in this Circular.

To the knowledge of the Directors and officers of the Corporation, as of the date of this Circular, no person or company beneficially owned, directly or indirectly, or controlled or directed 10% or more of the Common Shares.

Delivery of meeting materials

Notice-and-access

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the management proxy solicitation requirement received by the Corporation from the Director appointed under the Canada Business Corporations Act, the Corporation is using “notice-and-access” to deliver proxy-related materials (such as this Circular and the Corporation’s 2019 annual report, containing the Corporation’s audited consolidated financial statements and the auditors’ report thereon and management’s discussion and analysis for the year ended December 31, 2019 (the “Annual Report” and, together with this Circular, the “Meeting Materials”)) to both registered and non-registered Shareholders. Rather than receiving a paper copy of the Meeting Materials in the mail, Shareholders of record as of April 20, 2020, the record date for the Meeting, have access to them online. Shareholders will receive a notice package (the “Notice Package”) containing information about the matters to be addressed at the Meeting and the notice-and-access process, a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder), and instructions on how to vote Common Shares. Where a Shareholder has previously consented to electronic delivery, the Notice Package will be sent to the Shareholder electronically. The Notice Package will be mailed to Shareholders from whom consent to electronic delivery has not been obtained. Shareholders are reminded to review this Circular prior to voting.

The Corporation anticipates that notice-and-access will directly benefit the Corporation through a substantial reduction in both postage and printing costs and will also promote environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials. Shareholders with questions regarding notice-and-access can call AST, the Corporation’s transfer agent, toll-free at 1-800-387-0825.

2020 Management Information Circular	9

Accessing the Meeting Materials Electronically

Electronic copies of the Meeting Materials are available online at www.meetingdocuments.com/astca/AQN, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or on the Electronic Document Gathering and Retrieval System (“EDGAR”) of the Securities and Exchange Commission (“SEC”) at www.sec.gov. All references to websites are for your information only. The information contained or linked through any website is not part of, and is not incorporated by reference into, this Circular.

How to Request Paper Copies of the Meeting Materials
Shareholders may obtain paper copies of the Meeting Materials free of charge by following the instructions provided in the Notice Package. Shareholders may request paper copies of the Meeting Materials for up to one year from the date that this Circular was filed on SEDAR. In order to receive paper copies of the Meeting Materials in advance of the deadline for submission of voting instructions and the date of the Meeting, your request must be received by AST, the Corporation’s transfer agent, by May 13, 2020. Please note that if you request a paper copy of the Meeting Materials, you will not receive a new form of proxy or voting instruction form, and therefore you should retain the forms included in the Notice Package in order to vote.

Meeting Information

Meeting Date, Time and Format

The Meeting will be held on Thursday, June 4, 2020 at 4:00 p.m. (Eastern Time). This year, out of an abundance of caution, in response to the unprecedented public health impact of the novel coronavirus, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will be holding our Meeting in a virtual-only format, which will be conducted via live audio webcast. Shareholders will have an equal opportunity to participate in the Meeting online regardless of their geographic location. The live audio webcast will be accessible online at https://web.lumiagm.com/154102435, password “algonquin2020” (case sensitive).
Attending the Meeting

The Meeting will be held in a virtual-only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person.

Registered Shareholders and duly appointed proxyholders will be able to virtually attend, participate and vote at the Meeting. Registered Shareholders and duly appointed proxyholders who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided they are connected to the Internet and comply with all of the requirements set out below under “Registered Shareholders – Voting at the Virtual Meeting”.

Non-registered Shareholders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to vote at the Meeting. See “Non-Registered Shareholders – Voting at the Virtual Meeting” below.

Registered Shareholders, duly appointed proxyholders and guests, including non-registered Shareholders who have not duly appointed themselves as proxyholder, can log in to the Meeting as set out below. Guests can listen to the Meeting but are not able to vote.

•	Log in online at https://web.lumiagm.com/154102435. We recommend that you log in at least one hour before the Meeting starts.

•	Click “Login” and then enter your Control Number (see below) and password “algonquin2020” (case sensitive). OR Click “Guest” and then complete the online form.

Registered Shareholders
The control number located on the form of proxy or in the email notification you received is your “Control Number” for the purposes of logging in to the Meeting.

Duly Appointed Proxyholders
AST will provide proxyholders with a Control Number by email after the proxy voting deadline has passed and the proxyholder has been duly appointed and registered in accordance with the instructions provided in the form of proxy.

If you attend the Meeting, it is important that you are connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedures.

Algonquin Power & Utilities Corp.	10

Voting Instructions

You can vote your Common Shares by proxy or at the Meeting. Please follow the instructions below based on whether you are a registered or non-registered Shareholder.

Non-registered Shareholders

You are a non-registered Shareholder (“Non-Registered Holder”) if you hold Common Shares through an intermediary such as a securities broker, trustee, financial institution, or depository.

Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries’ service companies regarding the voting process.

The Corporation has distributed copies of the materials related to the Meeting to intermediaries for further distribution to Non-Registered Holders. Intermediaries are required to forward the materials related to the Meeting to Non-Registered Holders and seek voting instructions from them unless a Non-Registered Holder has waived the right to receive the materials related to the Meeting. Intermediaries often use service companies to forward the materials related to the Meeting to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the materials related to the Meeting will:

a)
be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the instructions on the form (which may, in some cases, permit the completion of the voting instruction form by Internet, telephone, or fax); or

b)
less typically, be given a proxy which has already been signed by the intermediary, restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder, but which has not otherwise been completed. The Non-Registered Holder who wishes to submit the proxy should properly complete and deposit it with the Corporation or AST, as described in the notice of meeting. This proxy need not be signed by the Non-Registered Holder.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own.

Voting at the Virtual Meeting

Non-registered Holders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting but will be able to participate as a guest. This is because we do not have unrestricted access to the names of our Non-Registered Holders. If you attend the Meeting, we may have no record of your shareholdings or entitlement to vote, unless your intermediary has appointed you as proxyholder.

Should a Non-Registered Holder wish to attend and vote at the Meeting (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should follow the instructions for voting at the Meeting that are provided on the voting instruction form or form of proxy, as applicable, and refer to the instructions set out under the heading “How to Appoint a Proxyholder” on page 12.

Changing your Vote

If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, or want to vote at the Meeting, contact your intermediary to find out whether this is possible and what procedure to follow.

2020 Management Information Circular	11

Registered Shareholders

You are a registered Shareholder if you have a share certificate for Common Shares and they are registered in your name or if you hold Common Shares through direct registration. You will find a form of proxy included in the Notice Package.

Voting by Proxy

Voting by proxy means you are giving the person or persons named in your form of proxy the authority to attend the Meeting, or any adjournment, and vote your Common Shares for you. Please mark your vote, sign, date, and follow the return instructions provided in the enclosed form of proxy. By doing this, you are giving the Directors or officers of Algonquin who are named in the form of proxy the authority to vote your Common Shares at the Meeting, or any adjournment or postponement thereof.

You can choose another person or company to be your proxyholder, including someone who is not a Shareholder. You can do so by following the instructions set out under “How to Appoint a Proxyholder” on page 12.

Voting at the Virtual Meeting

•	You do not need to complete or return your form of proxy if you plan to vote at the Meeting.

•	Simply follow the instructions set out under “Meeting Information – Attending the Meeting” on page 10, to attend the Meeting online and complete a ballot online during the Meeting.

Changing your Vote

A registered Shareholder who has submitted a proxy may revoke the proxy by delivering a signed instrument in writing, including another proxy bearing a later date, executed by the registered Shareholder or his or her attorney authorized in writing or, if the registered Shareholder is a corporation, by an officer or attorney thereof duly authorized, by depositing such instrument with AST before the deadline for filing proxies, or in any other manner permitted by law. The revocation of a proxy does not, however, affect any matter on which a vote has been taken prior to the revocation.

If you have followed the process for attending and voting at the Meeting online, voting at the Meeting online will revoke your previous proxy.
How your Proxy will be Voted

On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular item then your proxyholder must follow your instructions. If you have not specified on the form of proxy how you want your Common Shares to be voted on a particular item, then your proxyholder can vote your Common Shares as he or she sees fit.

Processing the Votes

Proxies are counted by our transfer agent, AST.

How to Appoint a Proxyholder

The following applies to Shareholders who wish to appoint a person (a “third-party proxyholder”) other than the management nominees identified in the form of proxy or voting instruction form as proxyholder, including Non-Registered Holders who wish to appoint themselves as proxyholder to attend and vote at the Meeting.

Shareholders who wish to appoint a third-party proxyholder to attend at the Meeting as their proxyholder and vote their Common Shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND register that proxyholder online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Control Number that is required to vote at the Meeting and only being able to attend as a guest.

•	Step 1 – Submit your Form of Proxy or Voting Instruction Form
To appoint a third-party proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

If you are a Non-Registered Holder and wish to vote at the Meeting, you must insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary.

Algonquin Power & Utilities Corp.	12

•	Step 2 – Register your Proxyholder
To register a third-party proxyholder, shareholders must call 1-866-751-6315 (within North America) or 212-235-5754 (outside North America) by no later than 4:00 p.m. (Eastern Time) on June 2, 2020 and provide AST with the required proxyholder contact information so that AST may provide the third-party proxyholder with a Control Number via email. Without a Control Number, third-party proxyholders will not be able to vote at the Meeting and will only be able to participate as a guest.

Non-Registered Holders in the United States:

If you are a Non-Registered Holder located in the United States and wish to vote at the Meeting or, if permitted, appoint a third-party proxyholder, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to AST. Requests for registration from Non-Registered Holders located in the United States that wish to vote at the Meeting or, if permitted, appoint a third-party proxyholder must be sent by e-mail or by courier to: proxyvote@astfinancial.com (if by e-mail), or AST Trust Company (Canada), Attn: Proxy Dept, 1170 Birchmount Road, Toronto, Ontario, M1P 5E3, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the voting deadline of 4:00 p.m. (Eastern Time)
on June 2, 2020.

Voting Results

Following the Meeting, a report on the voting results will be available on the Investor Centre section of our website at www.AlgonquinPowerandUtilities.com and will be filed with securities regulators on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2020 Management Information Circular	13

Matters to be Acted Upon
at the Meeting

1.  Receipt of Financial Statements

The Corporation’s audited consolidated financial statements for the fiscal year ended December 31, 2019 and the report of the auditors thereon will be placed before the Shareholders at the Meeting. The audited consolidated financial statements of the Corporation for its fiscal year ended December 31, 2019 are included in the 2019 annual report. Electronic copies of the annual report are available at www.meetingdocuments.com/astca/AQN, on Algonquin’s website at www.AlgonquinPowerandUtilities.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2.  Appointment of Auditor

The audit committee of the Board of Directors (“Audit Committee”) has reviewed the performance of Ernst & Young LLP, including its independence relating to the audit, and recommends the re-appointment of Ernst & Young LLP as the independent external auditors of the Corporation. Ernst & Young LLP have been the auditors of the Corporation since 2013.

The aggregate fees billed by Ernst & Young LLP during the last two fiscal years ended December 31, 2018 and December 31, 2019 were as follows:

Services	2019 Fees	2018 Fees
Audit Fees[1]	$4,432,950	$4,245,342
Audit-Related Fees[2]	$135,500	$85,500
Tax Fees[3]	$815,455	$494,448
Other Fees[4]	$5,800	Nil
Total	$5,389,705	$4,825,290

1.	For professional services rendered for audit or review or services in connection with statutory or regulatory filings or engagements.

2.
For assurance and related services that are reasonably related to the performance of the audit or review of APUC’s financial statements and not reported under Audit Fees, including audit procedures related to regulatory commission filings.

3.	For tax advisory, compliance and planning services.

4.	For all other products and services provided by APUC’s external auditor.
In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Ernst & Young LLP as the auditors of the Corporation to hold office until the end of the next annual meeting of Shareholders or until a successor is appointed.

3.  Election of Directors

The Corporation’s Articles of Incorporation (“Articles”) provide that the Board is to consist of a minimum of three (3) and a maximum of twenty (20) Directors. The number of Directors to be elected at the Meeting is ten (10). The ten (10) individuals nominated for election as Directors are listed in the “Director Nominees” section beginning on page 18 of this Circular. Under the Corporation’s by-laws, Directors are elected annually. Each Director elected at the Meeting will hold office until the end of the next annual meeting or until his or her successor is duly elected or appointed.

Management does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment as Directors of the proposed nominees whose names are set out in the “Director Nominees” section of this Circular on page 18.

Algonquin Power & Utilities Corp.	14

4.	Approval of Amendment to Increase the Number of Common Shares Reserved for Issuance under Algonquin’s Employee Share Purchase Plan

At the Meeting, Shareholders will be asked to consider and,

if thought advisable, pass a resolution (the “ESPP Resolution”), in the form attached as Schedule “A” to this Circular, approving an amendment to the Corporation’s Employee Share Purchase Plan, as adopted on June 21, 2011 and amended on May 12, 2016, April 1, 2018 and February 27, 2020 (the “ESPP”), to increase the number of Common Shares reserved for issuance under the ESPP. It is proposed that the current fixed maximum of 2,000,000 Common Shares be increased to a fixed maximum of 4,000,000 Common Shares.

The growth of the Corporation has resulted in an increase in employees eligible to participate in the ESPP. The current limit of 2,000,000 Common Shares does not provide sufficient capacity to service the increased participation and the purpose of the proposed amendment to the ESPP is to provide the Corporation with sufficient capacity to do so. As of the date of this Circular, the existing fixed maximum of 2,000,000 Common Shares represents approximately 0.38% of the outstanding Common Shares, 1,382,549 Common Shares have been issued from treasury under the ESPP, representing approximately 0.26% of the outstanding Common Shares, and 617,451 Common Shares remain available for issuance from treasury under the ESPP, representing approximately 0.12% of the outstanding Common Shares.

The proposed increase in the number of Common Shares available for issuance pursuant to the ESPP will not result in a change to the aggregate number of Common Shares reserved for issuance pursuant to all of the Corporation’s security-based compensation arrangements, as the maximum number of Common Shares issuable under the Corporation’s Stock Option Plan is limited to 8% of the outstanding Common Shares, less the Common Shares issuable from treasury under all other security-based compensation arrangements of the Corporation. As a result, any increase to the number of Common Shares issuable from treasury under the ESPP will automatically result in a corresponding decrease in the maximum number of Common Shares issuable from treasury under the Corporation’s Stock Option Plan.

In addition to the proposed amendment discussed above, on February 27, 2020 the Board approved amendments to the ESPP to: (i) clarify the administration of the ESPP with respect to employees eligible to participate in the ESPP who are resident outside of the United States and Canada; (ii) make explicit reference to restrictions already applicable to ESPP participants under the Corporation’s Insider Trading Policy; (iii) clarify that employees of all subsidiaries of the
Corporation shall be eligible for participation in the ESPP unless designated by the Board as ineligible to participate; (iv) adopt certain amendments to the amending provision of the ESPP in order to better align with current corporate governance “best practices”; and (v) make certain amendments of a housekeeping nature. These changes were approved by the Toronto Stock Exchange (“TSX”) and were within the authority of the Board under the amending provision of the ESPP and therefore did not require Shareholder approval.

The ESPP, including certain of the above-noted amendments, is described in greater detail under the heading “The Employee Share Purchase Plan” on page 69 of this Circular. The complete text of the ESPP is available on SEDAR at www.sedar.com and on the Corporation’s website. A blackline of the ESPP, showing both the amendments adopted on February 27, 2020 and the amendment proposed pursuant to the ESPP Resolution, is attached as Schedule “B” to this Circular.

Required Approval

The text of the ESPP Resolution to approve the amendment to the ESPP to increase the number of Common Shares reserved for issuance under the ESPP is set out in Schedule “A” to this Circular.

In order to be effective, the ESPP Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by Shareholders, whether at the Meeting or by proxy, in respect of the ESPP Resolution. If Shareholders do not approve the amendment to the ESPP, the current maximum number of Common Shares reserved for issuance under the ESPP will remain in effect.

The Board has concluded that amending the ESPP to increase the number of Common Shares reserved for issuance under the ESPP is in the best interests of the Corporation and its Shareholders, and unanimously recommends that Shareholders approve the amendment to the ESPP by voting FOR the ESPP Resolution at the Meeting.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the ESPP Resolution.

2020 Management Information Circular	15

5. Confirmation and Approval of the Virtual Meeting By-Law

On March 25, 2020, in light of the public health concerns relating to COVID-19, in order to mitigate risks to the health and safety of the Corporation’s communities, shareholders, employees and other stakeholders, the Board adopted, with immediate effect, a by-law allowing for Shareholder meetings to be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting (the “Virtual Meeting By-Law”).

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a resolution (the “Virtual Meeting By-Law Resolution”), in the form attached as Schedule “C”, confirming and approving the Virtual Meeting By-Law.

Purpose and Terms of the Virtual Meeting By-Law

The purpose of the Virtual Meeting By-Law is to (i) ensure the health and safety of the Corporation’s community, shareholders, employees and other stakeholders; and (ii) facilitate the attendance and participation of Shareholders at Shareholder meetings, regardless of their geographic location.

The Virtual Meeting By-Law provides that any person entitled to attend a meeting of Shareholders may participate in the meeting in accordance with the Canada Business Corporations Act by means of a telephonic, electronic or other communication facility made available by the Corporation, in its discretion, that permits all participants to communicate adequately with each other during the meeting, and that a person participating in a meeting by such means shall be deemed to be present at the meeting. The Virtual Meeting By-Law also allows that a meeting of Shareholders may be held entirely by means of such a telephonic, electronic or other communication facility.

The full text of the Virtual Meeting By-Law is set out in Schedule “D” to this Circular.

Required Approval

The text of the Virtual Meeting By-Law Resolution to confirm and approve the Virtual Meeting By-Law is set out in Schedule “C” to this Circular.

In order for the Virtual Meeting By-Law to remain in effect following the termination of the Meeting, the Virtual Meeting By-Law must be confirmed and approved by a simple majority of 50% plus one vote of the votes cast by Shareholders, whether at the Meeting or by proxy, on the Virtual Meeting By-Law Resolution.

The Board has determined that the confirmation and approval of the Virtual Meeting By-Law is advisable and in the best interest of the Corporation and its Shareholders to ensure the health and safety of the Corporation’s community, shareholders, employees and other stakeholders and to facilitate the attendance and participation of Shareholders at Shareholder meetings, regardless of their geographic location. Accordingly, the Board unanimously recommends a vote FOR the confirmation and approval of the Virtual Meeting By-Law.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the Virtual Meeting By-Law Resolution.

Algonquin Power & Utilities Corp.	16

6.  Advisory Vote on Executive Compensation

In 2012, the Board adopted a policy to provide Shareholders with an annual advisory vote, based on the Model ‘Say on Pay’ Policy for boards of directors published by the Canadian Coalition for Good Governance.

The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy, and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.

Shareholders should review the “Letter to Shareholders from the Human Resources and Compensation Committee” beginning on page 49, the “Corporate Governance Practices” section beginning on page 29, and the “Compensation Governance” section beginning on page 42 of this Circular before voting on this matter. The “Compensation Discussion & Analysis” section beginning on page 54 discusses the Corporation’s compensation philosophy and approach to executive compensation, what our named executive officers (“Named Executive Officers” or “NEOs”, as defined under the heading “Named Executive Officer Compensation” on page 58) are paid and how their level of compensation is determined. This disclosure has been approved by the Board of Directors on the recommendation of the Human Resources and Compensation Committee of the Board.
We encourage any Shareholder who has comments on the Corporation’s approach to executive compensation to forward these comments to the chair of the Human Resources and Compensation Committee of the Board at Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, Ontario, Canada L6J 2X1, Attention: Corporate Secretary.

At the Meeting, Shareholders will have the opportunity to vote on the Corporation’s approach to executive compensation through consideration of the advisory resolution set out in Schedule “E” of this Circular.

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take into account the results of the vote, together with feedback received from Shareholders in the course of Shareholder engagement activities, in considering its approach to executive compensation in the future.

In the absence of a contrary instruction, the persons designated in the form of proxy intend to vote FOR the advisory resolution on executive compensation.

2020 Management Information Circular	17

Director Nominees

The following pages set forth the name and background information with respect to the ten (10) persons proposed for nomination for election as Directors, including the name and jurisdiction of residence of such person, the person’s principal occupation or employment for the past five (5) years, a summary of his or her experience, the year such person was first elected as a Director, the Director’s past attendance at meetings of the Board and the committees of the Board (the “Committees”), and the number and value of Common Shares and Deferred Share Units (“DSUs”) beneficially owned, directly or indirectly, or over which control or direction is exercised, by such person (as furnished by the respective nominee). Each of the ten (10) nominees for the Board currently serves as a Director. The aggregate number of Common Shares held by Directors of the Corporation is 1,759,956 which represents 0.33% of the issued and outstanding Common Shares. Share ownership levels and values for the Directors are calculated as at, and using the closing price of Common Shares on the TSX, on the record date for the Meeting.

Director Share Ownership Requirements

To align the interests of each Director with those of our Shareholders, under the Non-Employee Director Share Ownership Guideline, the Corporation requires each Director to hold a minimum level of equity in the Corporation. In August 2019, the Non-Employee Director Share Ownership Guideline was amended to increase the required level of share ownership from three to four times the annual board retainer or annual board chair retainer, as applicable. The equity ownership requirement applicable for 2019 for the Chair of the Board (“Chair of the Board” or “Chair”) was $1,540,000 and for each non-employee Director was $980,000, representing in each case four times the annual retainer. Each Director has until December 31, 2024 to achieve the increased level of share ownership required under the amended Non-Employee Director Share Ownership Guideline. See “Director Share Ownership Guidelines” on page 34 of this Circular.

The 2019 targets for Mr. Robertson and Mr. Jarratt, who are also members of management and are therefore subject to the Executive Share Ownership Guideline, were three times base salary, or $2,815,200 and $1,970,640 respectively. Effective February 27, 2020, the Executive Share Ownership Guideline
was amended to increase the ownership requirement applicable to Mr. Robertson and Mr. Jarratt from three to seven times base salary ($6,568,800 and $4,598,160 respectively). Each of Mr. Robertson and Mr. Jarratt has until December 31, 2024 to achieve the increased level of share ownership required under the amended Executive Share Ownership Guideline. See “Executive Share Ownership Guideline” on page 73. Both Messrs. Robertson and Jarratt would have met the new ownership requirement if it was in effect during 2019.

For non-employee Directors, holdings considered are the value of Common Shares held, together with outstanding DSUs. For executive Directors, holdings considered are the value of Common Shares and vested Restricted Share Units (“RSUs”) held, provided that at least 33% of the ownership requirement must be met with direct or indirect holdings of Common Shares. Share ownership levels and values for the Directors are calculated as at the record date for the Meeting using the closing price of the Common Shares on the TSX of $19.83 on the record date. Dollar amounts for equity ownership values for the Directors have been converted to C$ value using a rate of $1.40 / US$1.00.

Algonquin Power & Utilities Corp.	18

Majority Voting for Election of Directors

Under the Corporation’s majority voting policy, where a nominee for Director (the “Subject Director”) is not elected by at least a majority (50% plus one vote) of the votes cast with regard to his or her election, the Subject Director must immediately tender his or her resignation to the Board. The Corporate Governance Committee of the Board (“Corporate Governance Committee”) will, within 90 days of the Meeting, determine whether to accept the Subject Director’s resignation, which resignation should be accepted absent exceptional circumstances. Any resignation tendered under the policy will become effective when accepted by the Board.

As soon as practicable following receipt of the resignation of the Subject Director:

a)
the Corporation will issue a press release with the Board’s decision, including, in the case of the Board not accepting the resignation, the reasoning behind such decision, a copy of which press release will be provided to the TSX; and

b)
the Board may: (i) leave the resultant vacancy on the Board unfilled until the next annual meeting of Shareholders; (ii) fill the vacancy through the appointment of a Director whom the Board considers to merit the confidence of the Shareholders; or (iii) call a special meeting of the Shareholders to consider the election of a nominee recommended by the Board to fill the vacant position.

The Subject Director will not participate in any meetings of the Board at which his or her resignation is considered. However, in certain circumstances, the Subject Director may be present at the beginning of such meeting for the purposes of meeting quorum requirements, then shall recuse himself or herself and shall not participate in such meeting.

Following any uncontested meeting at which Directors are elected, the Corporation will issue a press release disclosing the detailed voting results for each director candidate. If a formal count is not conducted, votes represented by proxy shall be disclosed.

The majority voting policy applies only in circumstances involving an uncontested election of Directors, meaning an election in which the number of nominees for Director is equal to the number of Directors to be elected.

In 2019, each Director received the requisite support from Shareholders, and since the adoption of the majority voting policy, all nominees for Director have received a majority “for” vote at the Corporation’s meetings of Shareholders.

2020 Management Information Circular	19

Director Skills Matrix

Algonquin Power & Utilities Corp.	20

Board Highlights

2020 Management Information Circular	21

Director Profiles

Christopher Ball is the Executive Vice President of Corpfinance International Limited, and President of CFI Capital Inc., both of which are boutique investment banking firms. From 1982 to 1988, Mr. Ball was Vice President at Standard Chartered Bank of Canada with responsibilities for the Canadian branch operation. Prior to that, Mr. Ball held various managerial positions with the Canadian Imperial Bank of Commerce. He is also a member of the Hydrovision International Advisory Board, was a director of Clean Energy BC, is a director of First Nations Power Authority and is a recipient of the Clean Energy BC Lifetime Achievement Award. Mr. Ball is a holder of the Institute of Corporate Directors Director designation.

Key Skills and Experience	Board and Committee Meetings – Attendance – 27 of 27 meetings		100%
• CEO / Senior Executive	Board		13 of 13
• Customer / Stakeholder	Audit Committee (Chair)		4 of 4
• Mergers and Acquisitions / Growth Strategy	HR & Compensation Committee		10 of 10
• Financial	Voting Results for 2019
• Energy Sector	For: 238,876,237		98.82%
• Compensation and Human Resources	Withheld: 2,864,420		1.18%
	Common Shares and Share Equivalents
	Common Shares: 24,200	Value:	$479,886
	DSUs: 69,426	Value:	$1,376,718
	Total Value Shares & DSUs	Value:	$1,856,604
	Shareholding Requirement:		189%
	Required Value:		$980,000
	Status:		Target Met

1.	Prior to becoming a Director of the Corporation, from 2002 to 2009, Mr. Ball served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.

Algonquin Power & Utilities Corp.	22

Melissa Barnes has been Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer for Eli Lilly and Company (“Lilly”) since 2013. Ms. Barnes is an executive officer and a member of Lilly’s executive committee, reporting directly to the CEO and board of directors. Previous roles include Vice President and Deputy General Counsel from 2012 to 2013; and General Counsel, Lilly Diabetes and Lilly Oncology from 2010 to 2012.

Ms. Barnes holds a Bachelor of Science in Political Science and Government (with highest distinction) from Purdue University and a Juris Doctorate from Harvard Law School. Ms. Barnes chairs the Ethics and Business Integrity Committee for the International Federation of Pharmaceutical Manufacturers and Associations; serves as an executive advisor for Ethisphere’s Business Ethics Leadership Alliance; is a Fellow with the Ethics and Compliance Initiative; and is a Licensed Attorney with the Indiana State Bar. Ms. Barnes’ other board positions include The Center for the Performing Arts (Chair), The Great American Songbook Foundation (Immediate Past Chair), Timmy Global Health, and the Ethics Research Council.

Key Skills and Experience	Board and Committee Meetings – Attendance – 21 of 21 meetings		100%
• CEO / Senior Executive	Board		13 of 13
• Mergers and Acquisitions / Growth Strategy	Audit Committee		4 of 4
• Governance	Risk Committee		4 of 4
• Legal and Regulatory
	Voting Results for 2019
	For: 240,033,777		99.29%
	Withheld: 1,706,880		0.71%

	Common Shares and Share Equivalents
	Common Shares: -	Value:	$-
	DSUs: 31,136	Value:	$617,427
	Total Value Shares & DSUs	Value:	$617,427

Shareholding Requirement:	63%
Required Value:	$980,000
Status:	On Track. Has until 2024 to Meet Target.[1]

1.	Ms. Barnes became a Director in 2016 and has until December 31, 2024 to achieve ownership targets under the new guidelines.

Mr. Huskilson was formerly CEO of Emera Inc., a geographically diverse energy and service company based in Halifax, Nova Scotia that grew from C$3 billion in assets to C$30 billion during his term as CEO.

Mr. Huskilson was a Director of the Corporation from 2009-2016. He has also served as a member on the boards of a number of public and private companies in Canada and internationally, including community-based not-for-profit organizations.
Since leaving Emera in 2018, Mr. Huskilson has been very involved in supporting the start-up ecosystem emerging in Atlantic Canada. He is a founding partner and active mentor in Creative Destruction Lab (CDL - Atlantic) which is an objectives-based program for massively scalable, seed-stage science- and technology-based companies. He is also a founding member of Canada’s Ocean Supercluster and has invested in a number of innovation-based start-up companies.

Key Skills and Experience	Board and Committee Meetings
• CEO / Senior Executive	Board		Appointed 2020
• Governance	Audit Committee		Appointed 2020
• Customer / Stakeholder	HR & Compensation Committee		Appointed 2020
• Energy Sector and Utility Sector	Voting Results for 2019
• Mergers and Acquisitions / Growth Strategy	For:		N/A
• Compensation and Human Resources	Withheld:		N/A
• Financial	Common Shares and Share Equivalents
• Legal and Regulatory	Common Shares: 5,645	Value:	$111,940
	DSUs: 2,145	Value:	$42,535
	Total Value Shares & DSUs	Value:	$154,475
	Shareholding Requirement:		16%
	Required Value:		$980,000
Status:	On Track. Has until 2024 to Meet Target.[1]

1.	Mr. Huskilson became a Director in 2020 and has until December 31, 2024 to achieve ownership targets under the new guidelines.

2020 Management Information Circular	23

Chris Jarratt is the Vice Chair of the Corporation. Mr. Jarratt is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988 which was a predecessor organization to the Corporation. Between 1997 and 2009, Mr. Jarratt was a principal in Algonquin Power Management Inc. which managed Algonquin Power Company (formerly Algonquin Power Income Fund). Mr. Jarratt has over 30 years of experience in the independent electric power and utility sectors.

Mr. Jarratt earned an Honours Bachelor of Science degree from the University of Guelph in 1981, specializing in water resources engineering and holds an Ontario Professional Engineering designation. Mr. Jarratt completed the Chartered Director program of the Directors College (McMaster University) in 2009 and holds the certification of C. Dir. (Chartered Director).

Key Skills and Experience	Board and Committee Meetings –
	Attendance – 20 of 22 meetings		91%
• CEO / Senior Executive	Board		12 of 13
• Governance	Corporate Governance Committee		4 of 5
• Customer / Stakeholder	Risk Committee		4 of 4
• Energy Sector and Utility Sector
• Compensation & Human Resources	Voting Results for 2019
• Legal and Regulatory	For: 212,965,143		88.10%
• Mergers and Acquisitions / Growth Strategy	Withheld: 28,775,514		11.90%

	Common Shares and Share Equivalents
	Common Shares[1]: 850,344	Value:	$16,862,322
	DSUs: -	Value:	$-
	Total Value Shares & DSUs	Value:	$16,862,322

	Shareholding Requirements[2]:		367%
	Required Value:		$4,598,160
	Status:		Target Met

1.
Mr. Jarratt owns 739,392 Common Shares and Algonquin Power Corporation (CKJ) Inc. (a private corporation owned by Mr. Jarratt) owns 110,952 Common Shares. Mr. Jarratt exercises control and direction over the Common Shares owned by Algonquin Power Corporation (CKJ) Inc.

2.
Effective February 27, 2020, the Executive Share Ownership Guideline was amended to increase the requirement from 3 to 7 times base salary for the CEO and Vice Chair. The Required Value shown above reflects 7 times base salary for Mr. Jarratt.

D. Randy Laney was most recently Chairman of the Board of The Empire District Electric Company (“Empire”) from 2009 to 2017. He joined the Empire board in 2003 and served as the Non-Executive Vice Chairman from 2008 to 2009 and Non-Executive Chairman from April 23, 2009 until APUC’s acquisition of Empire on January 1, 2017.

Mr. Laney, semi-retired since 2008, held numerous senior-level positions with both public and private companies during his career, including 23 years with Wal-Mart Stores, Inc. in various executive positions including Vice President of Finance, Benefits and Risk Management and Vice President of Finance and Treasurer. In addition, Mr. Laney has provided strategic advisory services to both private and public companies and served on numerous profit and non-profit boards. Mr. Laney brings significant management and capital markets experience, and strategic and operational understanding to his position on the Board.

Key Skills and Experience	Board and Committee Meetings –
	Attendance – 27 of 27 meetings		100%
• CEO / Senior Executive	Board		13 of 13
• Governance	Audit Committee		4 of 4
• Customer / Stakeholder	HR & Compensation Committee		10 of 10
• Utility Sector
• Mergers and Acquisitions / Growth Strategy	Voting Results for 2019
• Financial	For: 236,752,149	97.94%
• Legal and Regulatory	Withheld: 4,988,508	2.06%
• Compensation and Human Resources
	Common Shares and Share Equivalents
	Common Shares: 16,000	Value:	$317,280
	DSUs: 23,621	Value:	$468,404
	Total Value Shares & DSUs	Value:	$785,684

	Shareholding Requirements:		80%
Required Value:	$980,000
Status:	On Track. Has until 2024 to Meet Target.1

1.	Mr. Laney became a Director in 2017 and has until December 31, 2024 to achieve ownership targets under the new guidelines

Algonquin Power & Utilities Corp.	24

Kenneth Moore is the Managing Partner of NewPoint Capital Partners Inc., an investment banking firm. From 1993 to 1997, Mr. Moore was a senior partner at Crosbie & Co., a Toronto mid-market investment banking firm. Prior to investment banking, he was a Vice-President at Barclays Bank where he was responsible for a number of leveraged acquisitions and restructurings.

Mr. Moore holds the Chartered Financial Analyst designation and has completed the Chartered Director program of the Directors College (McMaster University) and holds the certification of C. Dir. (Chartered Director).

Key Skills and Experience	Board and Committee Meetings –
	Attendance – 18 of 18 meetings		100%
• Governance	Board (Chair)		13 of 13
• Customer / Stakeholder	Corporate Governance Committee		5 of 5
• Mergers and Acquisitions / Growth Strategy
• Financial	Voting Results for 2019
• Legal and Regulatory	For: 239,846,139		99.22%
	Withheld: 1,894,518		0.78%

	Common Shares and Share Equivalents
	Common Shares: 18,000	Value:	$356,940
	DSUs: 199,771	Value:	$3,961,459
	Total Value Shares & DSUs	Value:	$4,318,399

	Shareholding Requirement:		280%
	Required Value:		$1,540,000
	Status:		Target Met

1.	Prior to becoming a director of the Corporation, from 1998 to 2009, Mr. Moore served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.

Ian Robertson is the Chief Executive Officer (“CEO”) of the Corporation. Mr. Robertson is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988 which was a predecessor organization to the Corporation. Mr. Robertson has over 30 years of experience in the development of electric power generating projects and the operation of diversified regulated utilities. Mr. Robertson is an electrical engineer and holds a Professional Engineering designation through his Bachelor of Applied Science degree awarded by the University of Waterloo.

Mr. Robertson earned a Master of Business Administration degree from York University, a Global Professional Master of Laws degree from the University of Toronto, and holds a Chartered Financial Analyst designation. Additionally, he has completed the Chartered Director program of the Directors College (McMaster University) and holds the certification of C. Dir. (Chartered Director). Since 2013, Mr. Robertson has served on the board of directors of the American Gas Association.

Key Skills and Experience	Board and Committee Meetings –
	Attendance – 12 of 13 meetings		92%
• CEO / Senior Executive	Board		12 of 13
• Governance
• Customer / Stakeholder	Voting Results for 2019
• Energy Sector and Utility Sector	For: 240,566,112		99.51%
• Mergers and Acquisitions / Growth Strategy	Withheld: 1,174,545		0.49%
• Compensation and Human Resources
• Financial	Common Shares and Share Equivalents
• Legal and Regulatory	Common Shares[1]: 786,890	Value:	$15,604,029
	DSUs: -	Value:	$-
	Total Value Shares & DSUs	Value:	$15,604,029

	Shareholding Requirements[2]:		238%
	Required Value:		$6,568,800
	Status:		Target Met

1.
Mr. Robertson directly owns 656,833 Common Shares and Techno Whiz Kid Inc. (a private corporation owned by Mr. Robertson) owns 130,057 Common Shares. Mr. Robertson exercises control and direction over the Common Shares owned by Techno Whiz Kid Inc.

2.
Effective February 27, 2020, the Executive Share Ownership Guideline was amended to increase the requirement from 3 to 7 times base salary for the CEO and Vice Chair. The Required Value shown above reflects 7 times base salary for Mr. Robertson.

2020 Management Information Circular	25

Masheed Saidi has over 30 years of operational and business leadership experience in the electric utility industry. Prior to 2018, Ms. Saidi was an Executive Consultant with the Energy Initiatives Group, a specialized group of experienced professionals that provide technical, commercial and business consulting services to utilities, ISOs, government agencies and other organizations in the energy industry. Between 2005 and 2010, Ms. Saidi was the Chief Operating Officer and Executive Vice President of U.S. Transmission for National Grid USA, and was responsible for all aspects of its U.S. transmission business. Ms. Saidi previously served on the board of directors of the Northeast Energy and Commerce Association and served as chair of the board for the non-profit organization Mary’s Shelter.

Ms. Saidi earned her Bachelors in Power System Engineering from Northeastern University and her Masters of Electrical Engineering from the Massachusetts Institute of Technology. Ms. Saidi is a Registered Professional Engineer (P.E.).

Key Skills and Experience	Board and Committee Meetings –
	Attendance – 22 of 22 meetings		100%
• CEO / Senior Executive	Board		13 of 13
• Customer / Stakeholder	Corporate Governance Committee		5 of 5
• Energy Sector and Utility Sector	Risk Committee (Chair)		4 of 4
• Legal and Regulatory
• Compensation and Human Resources	Voting Results for 2019
• Mergers and Acquisitions / Growth Strategy	For: 240,057,463		99.30%
• Governance	Withheld: 1,683,194		0.70%

	Common Shares and Share Equivalents
	Common Shares: 15,115	Value:	$299,730
	DSUs: 40,612	Value:	$805,336
	Total Value Shares & DSUs	Value:	$1,105,066

Shareholding Requirements:	113%
Required Value:	$980,000
Status:	Target Met

Dilek Samil has over 30 years of finance, operations and business experience in both the regulated energy utility sector as well as wholesale power production. Ms. Samil joined NV Energy as Chief Financial Officer and retired as Executive Vice President and Chief Operating Officer. Prior to her role at NV Energy, Ms. Samil gained considerable experience in generation and system operations as President and Chief Operating Officer for CLECO Power. Ms. Samil also served as CLECO Power’s Chief Financial Officer and led the company’s efforts in the restructuring of its wholesale and power trading activities. Prior to NV Energy and Cleco Power, Ms. Samil spent close to 20 years at NextEra where she held positions of increasing responsibility, primarily in the finance area. Ms. Samil holds a Bachelor of Science from the City College of New York and a Masters of Business Administration from the University of Florida.

Key Skills and Experience	Board and Committee Meetings –
	Attendance – 27 of 27 meetings		100%
• CEO / Senior Executive	Board		13 of 13
• Governance	Audit Committee		4 of 4
• Customer / Stakeholder	HR & Compensation		10 of 10
• Energy Sector and Utility Sector	Committee (Chair)
• Mergers and Acquisitions / Growth Strategy
• Compensation and Human Resources	Voting Results for 2019
• Financial	For: 236,019,181		97.63%
• Legal and Regulatory	Withheld: 5,721,476		2.37%

	Common Shares and Share Equivalents
	Common Shares: 15,000	Value:	$297,450
	DSUs: 41,371	Value:	$820,387
	Total Value Shares & DSUs	Value:	$1,117,837

Shareholding Requirements:	114%
Required Value:	$980,000
Status:	Target Met

Algonquin Power & Utilities Corp.	26

George Steeves was the principal of True North Energy, an energy consulting firm specializing in the provision of technical and financial due diligence services for renewable energy projects from April 2002 to January 2020. From January 2001 to April 2002, Mr. Steeves was a division manager of Earthtech Canada Inc. Prior to January 2001, he was the President of Cumming Cockburn Limited, an engineering firm. Mr. Steeves has extensive financial expertise in acting as a chair, director and/or audit committee member of public and private companies, including the Corporation, and formerly Borealis Hydroelectric Holdings Inc. and KMS Power Income Fund.

Mr. Steeves received a Bachelor and Masters of Engineering from Carleton University and holds the Professional Engineering designation in Ontario and British Columbia. He is also a recipient of the Clean Energy BC Lifetime Achievement Award. Additionally, he has completed the Chartered Director program of the Directors College (McMaster University) and holds the certification of C. Dir. (Chartered Director).

Key Skills and Experience	Board and Committee Meetings –
	Attendance – 21 of 22 meetings		95%
• Governance	Board		12 of 13
• Energy Sector and Utility Sector	Corporate Governance		5 of 5
• Mergers and Acquisitions / Growth Strategy	Committee (Chair)
• Financial	Risk Committee		4 of 4

	Voting Results for 2019
	For: 239,569,467		99.10%
	Withheld: 2,171,190		0.90%

	Common Shares and Share Equivalents
	Common Shares[2]: 28,762	Value:	$570,351
	DSUs: 79,602	Value:	$1,578,508
	Total Value Shares & DSUs	Value:	$2,148,859

Shareholding Requirements:	219%
Required Value:	$980,000
Status:	Target Met

1.	Prior to becoming a director of the Corporation, from 1997 to 2009, Mr. Steeves served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.
2.
Mr. Steeves directly owns 21,489 Common Shares, Haliburton Holdings, a company controlled by Mr. Steeves, owns 4,056 Common Shares, and Mr. Steeves’ spouse owns 3,217 Common Shares. Mr. Steeves exercises control and direction over the Common Shares owned by his spouse.

2020 Management Information Circular	27

Meeting Attendance

The following table sets out the attendance in 2019 of each director nominee at meetings of the Board and the respective Committees noted:

				Audit		Human Resources & Compensation		Corporate Governance
Name[1]	Independent	Board		Committee		Committee		Committee		Risk Committee
Christopher Ball	Yes	13/13	100%	4/4	100%	10/10	100%	-	-	-	-
Melissa S. Barnes	Yes	13/13	100%	4/4	100%	-	-	-	-	4/4	100%
Christopher Jarratt	No	12/13	92%	-	-	-	-	4/5	80%	4/4	100%
Randy Laney	Yes	13/13	100%	4/4	100%	10/10	100%			-	-
Kenneth Moore[2]	Yes	13/13	100%	-	-	-	-	5/5	100%	-	-
Ian Robertson	No	12/13	92%	-	-	-	-	-	-	-	-
Masheed Saidi	Yes	13/13	100%	-	-	-	-	5/5	100%	4/4	100%
Dilek Samil	Yes	13/13	100%	4/4	100%	10/10	100%	-	-	-	-
George Steeves	Yes	12/13	92%	-	-	-	-	5/5	100%	4/4	100%

1.	Mr. Huskilson was not a member of the board during 2019.
2.	Mr. Moore attended all Audit Committee, Human Resources & Compensation Committee and Risk Committee meetings, as Chair of the Board.

Corporate Cease Trade Orders,
Bankruptcies, Penalties or Sanctions

To the Corporation’s knowledge, no proposed director of the Corporation is, or within the 10 years prior to the date of this Circular has been a director, chief executive officer or chief financial officer of any company (including Algonquin) that: (i) was subject to an order that was issued while acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to such an order that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the person was acting in that capacity.

Except as stated herein, no proposed director of the Corporation is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including Algonquin) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, no proposed director of the Corporation has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Mr. Moore was a director of Telephoto Technologies Inc., a private sports and entertainment media company.
Telephoto Technologies Inc. was placed into receivership in August 2010, by Venturelink Funds. Mr. Moore resigned from the board of directors of Telephoto Technologies Inc. in April 2010.

To the Corporation’s knowledge, no proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority;
or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

Algonquin Power & Utilities Corp.	28

Corporate Governance

Practices

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) of the Canadian Securities Administrators requires the disclosure by each listed reporting issuer of its approach to corporate governance. This statement discloses the Corporation’s corporate governance practices.

Corporate Governance Highlights

•	The positions of Chair of the Board and CEO are separate.

•
The Chair of the Board, chair of the Audit Committee, chair of the Human Resources and Compensation Committee (“HRCC”), chair of the Risk Committee and chair of the Corporate Governance Committee are each independent in accordance with applicable standards in National Instrument 52-110 – Audit Committees (“NI 52-110”) as well as New York Stock Exchange (“NYSE”) corporate governance standards applicable to boards of directors (“NYSE Standards”).

•	The Board oversees the Corporation’s strategy and actively participates in the annual strategic planning process which results in Algonquin’s strategic plan.

•	The Board oversees the Corporation’s risk management and has established a committee of the Board (the “Risk Committee”) to enhance that risk oversight role.

•	The Board has a written mandate for the Chair of the Board, the Committees’ chairs and the CEO.

•
New Directors are recruited on the basis that they will make a strong contribution and provide the diversity, background, skills, and experience needed by the Board in view of the Corporation’s strategy.

•	New Directors participate in a formal orientation process.

•
All Directors are provided support for continuing education to maintain a high level of understanding of and expertise in the businesses, investments, and risks of the Corporation to enhance their contribution as Directors.

•
Creating a culture of integrity begins with the tone at the top. Directors, officers, and employees are required annually to complete an online ethics and policy training module or to sign an acknowledgment that they have reviewed and understood the Corporation’s written Code of Business Conduct and Ethics (the “Code of Conduct”).

•
The Corporation has a policy whereby all meetings of the Board of Directors and all Committees provide an opportunity for an in-camera session during which management of the Corporation is not present.

•
The Board is exposed to levels of management within the Corporation in addition to executive management. It is believed that Board exposure to other levels of management facilitates successful succession planning for the Corporation.

•
Algonquin was ranked third overall as one of the Best 50 Corporate Citizens in Canada by Corporate Knights. The study recognizes Canadian companies that are raising the bar on sustainability. Algonquin is also the highest ranked electric utility company on the list.

•	The Board annually assesses its performance in order to identify ways to improve its effectiveness and the performance of the Chair of the Board, individual Directors and the Committees.

•	The Board has a policy to annually provide advisory votes on executive compensation.

•	The Board has adopted a clawback policy.

•	The Board has adopted a board retirement policy.

•	The Board has adopted a diversity policy.

2020 Management Information Circular	29

Board of Directors

The Corporation’s Articles currently provide that the Board have a minimum of three (3) and a maximum of twenty (20) directors. Within those parameters, the Board is authorized to determine the number of Directors by resolution from time to time.
The number of Directors is currently set at ten (10).

Independence

The Board has determined that in accordance with applicable standards in NI 52-110 and the NYSE Standards, all nominees, with the exception of Messrs. Robertson and Jarratt, are considered “independent”. Mr. Robertson and Mr. Jarratt, as CEO and Vice Chair, respectively, are the only Directors employed by the Corporation.

Independent Chair

Mr. Kenneth Moore, the Chair of the Board, is independent within the meaning of applicable standards in NI 52-110 and the NYSE Standards. The position description of the Chair of the Board requires that the Chair be independent.

Directors’ Membership on Other Public Company Boards

Other than Mr. Robertson and Mr. Jarratt, none of the proposed nominees for election as Directors serves as a director on the board of directors of another public company. Mr. Robertson and Mr. Jarratt serve as representatives of APUC on the board of Atlantica Yield plc.
Mandate

The Board of Directors has a written mandate to set the strategic direction of the Corporation and to oversee its implementation by management of the Corporation. A copy of the Mandate of the Board of Directors is provided in Schedule “F” hereto and is also available on the Corporation’s website at www.AlgonquinPowerandUtilities.com.

Direct Involvement in the
Strategic Planning Process

The executive management, in collaboration with the Board, develops a strategic plan through, among other things, participation at one or more strategic planning meetings each year. The development of the strategic plan includes consideration of both internal and external expert advice. Pursuant to the mandate of the Board of Directors, oversight and guidance of the Corporation’s strategy is one of the primary roles of the Board, as the corporate strategy determines the annual and long-term objectives for the Corporation. The Board regularly evaluates the performance of the Corporation in relation to the approved strategy.

Risk Management

Pursuant to the mandate of the Board of Directors, the Board is responsible for overseeing the implementation by management of appropriate systems to identify, assess, report, and manage the principal risks faced by the Corporation.The Board has established the Risk Committee (see disclosure on page 35 under the heading “Committees of the Board of Directors”) to assist the Board in the fulfillment of this mandate. Board oversight of financial and accounting risks is provided by the Audit Committee.

As part of the risk management processes, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises facilitated by APUC’s internal Enterprise Risk Management (“ERM”) team. Risk information is sourced throughout the organization using a variety of methods including risk identification interviews and workshops, as well as surveys. Key risks and associated mitigation strategies are reviewed by the executive-level ERM Council and are presented to the Risk Committee periodically. Significant risk categories assessed include public and employee safety, environment, natural disasters, compliance, security (physical and cyber), financial reporting, operations,

Algonquin Power & Utilities Corp.	30

compliance, privacy, conduct, supply chain, organizational effectiveness, contracts, budget, capital projects, return on M&A activity, markets, liquidity, strategic, and regulatory.

Risks are assessed consistently across the organization using a common risk scoring matrix to assess impact and likelihood. Financial, reputation, and safety implications are among those considered when determining the impact of a potential risk.
Risk treatment priorities are established based upon these risk assessments and incorporated into the development of APUC’s strategic and business plans.

The development and execution of risk management action plans for the organization’s top risks are actively monitored by the executive team. APUC’s internal audit team is responsible for conducting audits to validate and test the effectiveness of controls for the key risks. Audit findings are discussed with business owners and reported to the Audit Committee on a quarterly basis. All material changes to exposures, controls or treatment plans of key risks are reported to the ERM team, ERM Council, and the relevant Board Committee for consideration.

APUC’s ERM framework follows the guidance of ISO 31000:2009 and the COSO Enterprise Risk Management Integrated Framework. The Board oversees management to ensure the risk governance structure and risk management processes are robust, and that APUC’s risk appetite is considered in decision-making across the organization.

Internal Controls

The Board is responsible for monitoring the integrity of our internal controls and management information systems. The Board has delegated internal control oversight responsibilities to the Audit Committee, which includes monitoring the system of internal control over financial reporting. The Audit Committee reviews quarterly and annual financial statements and recommends them to the Board for approval. Algonquin’s VP, Internal Audit has a direct reporting relationship to the chair of the Audit Committee and updates the Audit Committee quarterly on internal audit activities including assessments of the design and operating effectiveness of the system of internal controls over financial reporting and the preparation of financial statements for external reporting purposes.

Succession Planning

The Board has included succession planning as part of the mandate of the HRCC. The HRCC has responsibility for ensuring that a succession planning process is in place across the organization and for reviewing this process on an annual basis.
The Board has also established a working group consisting of the Chair, the Vice-Chair and the chair of the HRCC to work with the CEO to establish executive succession plans and leadership development opportunities for the Corporation’s executive team.

Succession planning is viewed by the HRCC as an ongoing process for identifying and developing the talent, leadership, and skills necessary to ensure the Corporation has the continued capability to meet future strategic objectives and fulfill key organizational roles in the future.

The HRCC is mandated to make recommendations to the Board of Directors with respect to succession planning including: (i) policies and principles for the selection and performance review of the executive officers, and potential successors to the executive officers; (ii) policies and plans regarding succession in the event of an emergency or the retirement of an executive officer; and (iii) policies and plans related to the appointment, training and monitoring of potential successors to executive officers.

The HRCC also ensures that the Corporation has human resources policies and processes in place to require that senior management review the performance of their team members at minimum on an annual basis and develop plans for personal growth and career advancement.

Where employees are considered potential successors, a long-term professional development plan is established to further align the employees’ personal development plans with the long-term succession needs of the Corporation. Where no internal succession candidate is identified, the Corporation expects to source a potential successor through external hiring. In this instance, a plan would be established to provide for filling the role on an interim basis pending the external hire.

Board and Director Assessments

The Board recognizes the value of ongoing assessment of its effectiveness in order to identify ways to continuously improve its performance and the performance of the Chair, individual Directors, and the Committees including Committee chairs.
In August 2013, the Board of Directors adopted guidelines for the Board and Director performance assessment processes (“Assessment Guidelines”). The Assessment Guidelines include assessing, at least annually by all Directors, the effectiveness and contribution of the Board as a whole, the Chair of the Board, the Committees, each Committee chair and each individual Director.

2020 Management Information Circular	31

In accordance with the Assessment Guidelines, the Corporate Governance Committee annually determines the process by which the assessments, other than the Chair assessment, will be undertaken. The process may include the use of questionnaires, one-on-one interviews between individual Directors and the Chair, or such other process the Corporate Governance Committee determines appropriate.
The Corporate Governance Committee has also determined that the use of external independent consultants from time to time will enhance the internal assessment process and provide broader input on board effectiveness. This practice is undertaken every two to three years.

Annually, each Director as part of the assessment process is either interviewed or completes a written questionnaire. The assessment scope typically includes the following:

•	Assessment of the Board: the Directors are asked to assess the effectiveness of the Board of Directors, as a whole, and suggest improvements.
•	Assessment of the Committees: the Directors are asked to assess the effectiveness of each Committee.
•	Self-Assessment: the Directors are asked to assess their own performance as Directors and Committee members, including what might make them more effective.
•	Peer Assessment: the Directors are asked to provide comments on the performance of their peer Directors.

The assessment of the Chair of the Board is conducted in a meeting of all Directors, except the Chair, that is led by the chair of the Corporate Governance Committee.The results of the assessment of the Chair are provided to the Chair in a one-on-one meeting between the Chair and the chair of the Corporate Governance Committee. In addition, the meeting provides an opportunity for the Chair to share the results of the individual Director meetings with the chair of the Corporate Governance Committee and to jointly develop action plans where necessary.

Each year a report based on the annual assessment is developed and presented to the Board of Directors at the conclusion of the assessment. The report includes the identification of issues arising from the assessment, an action plan for improvement and monitoring of progress by the Corporate Governance Committee.

Director Recruitment Process

The services of a search consulting firm are utilized in order to assist the Corporation in identifying suitable Director candidates.
When the Corporation engages a search consulting firm, it requests the development of a list of potential candidates based on the criteria developed by the nominating sub-committee (“Nominating Sub-Committee”) of the Corporate
Governance Committee for the selection of a new Director. The Nominating Sub-Committee is comprised solely of independent Directors. Search consultant firms are requested to develop potential candidate lists that include diverse candidates. The consulting firm screens candidates and discusses potential candidates with the Nominating Sub-Committee, and it then creates a list of primary candidates.

Based on this list, the search firm determines the interest and availability of the potential candidates. This process is carefully designed to provide the best opportunity to secure strong Board candidates. Each potential Director candidate is interviewed by the Chair of the Board, the chair of the Corporate Governance Committee, the CEO, and in most cases by other Directors.

Diversity

The Board recognizes the benefits of promoting diversity, both within Algonquin and its subsidiaries and at the Board of Directors level. It believes that a board with a diverse mix of experience, backgrounds, gender, age, and geographic experience representing the locations where the Corporation does business has a positive impact on governance.

In 2013, the Board determined that it would be appropriate to increase board diversity both in terms of gender and regional knowledge. The Board retained the services of a global search firm and required the search firm to develop a list of potential Board candidates that included women and individuals with U.S. regulated utility expertise. As a result of this initiative, the Corporation has been successful in increasing board diversity by adding four U.S.-based Board members, including three highly qualified women. Thirty percent (30%) of the current nominees for election to the Board are women. The Board has also considered diversity in the composition of its Committees. The Chairs of two of four Committees are currently women. Currently, all Committees include female board members and geographic representation reflecting the Corporation’s business mix.

During 2017, with a view to formalizing the approach to diversity that the Corporation has adopted, the Board implemented a diversity policy applicable to the Board and the executive management team (the “Diversity Policy”). The Diversity Policy acknowledges the Corporation’s recognition and support of the benefits of diversity in the composition of the Board and the executive management team. The stated objectives of the Diversity Policy are that Diversity (as defined below) be considered in determining the optimal composition of the Board and as part of the succession planning process for senior executive roles in the Corporation.

In February 2020, the Board approved amendments to the Diversity Policy to refine the definition of “Diversity”, including to explicitly capture “persons with disabilities”. The Diversity Policy now defines “Diversity” as any characteristic or quality that can

Algonquin Power & Utilities Corp.	32

be used to differentiate groups and people from one another and includes gender, age, race, nationality, culture, language and other ethnic distinctions (including Aboriginal peoples and members of visible minorities), different abilities (including persons with disabilities), education, regional and industry experience, and expertise. The Diversity Policy requires that the Corporate Governance Committee, as it relates to the Diversity of the Board, and the HRCC, as it relates to the Diversity of the senior executives, periodically assess the effectiveness of existing processes in achieving APUC’s Diversity objectives and, in the event determined advisable, consider measurable objectives for achieving Diversity.

The promotion of Diversity in the workplace is a key component of the Corporation’s strategy to become an employer of choice and the Corporation believes that an environment that promotes Diversity positively impacts its ability to attract and retain talent. As it is important that each appointment to the Board and/or as an executive officer be made and be perceived as being made, on the merits of the individual and the needs of the Corporation at the relevant time, the Corporation does not have any specific targets related to Diversity in the composition of the Board or in its executive officer or senior management positions; however, the Corporation has adopted a number of initiatives, in addition to the Diversity Policy, to raise awareness regarding the value the Corporation places on Diversity and to measure the organization’s progress in increasing Diversity. When utilizing external recruiters, management requires that recruiters provide gender diverse short-listed candidates for all senior roles recruited. Each year, gender diversity is considered as part of the executive succession planning process in order to ensure women are being developed for leadership positions and each year, the HRCC, as part of its annual review of succession planning, considers year-over-year changes in gender diversity both at the enterprise and business unit level. In addition to gender diversity, the HRCC also annually considers in its succession planning review other Diversity metrics including age, professional expertise, and geographic expertise. In light of the recent updates to the Diversity Policy, going forward the metrics considered by the

HRCC as part of its annual succession planning review will also include ethnic distinctions (including Aboriginal peoples and members of visible minorities) and different abilities (including persons with disabilities).

Women currently represent 32% of the total workforce of Algonquin and its subsidiaries. At the Board level, there are three women, representing 30% of the Board. The executive team of the Corporation currently has three female members representing 30% of the executive team. Women also comprise 27% of management positions in the Vice-President and Director levels, in aggregate.

In addition, based on the self-identification of Algonquin’s Directors and executive officers, Aboriginal peoples, members of visible minorities and persons with disabilities (as each such term is defined in the Employment Equity Act (Canada)) are currently represented on APUC’s Board and in executive officer positions in the numbers and proportions set out below:

•	One member of the executive team of the Corporation is a member of a visible minority, representing 10% of the executive team of the Corporation; and

•	There are currently no members of visible minorities on the Board and no Aboriginal peoples or persons with disabilities on the Board or in executive officer positions.

Director Retirement Policy

The Board has approved a retirement policy for Directors to promote an appropriate mix of experience, skills, and perspectives. Pursuant to the policy, Directors must submit their resignation to the Chair upon reaching the age of 71. Upon receiving the resignation, the Board must consider whether to accept or decline the resignation, after assessing the relative value to the Corporation of an acceptance versus a rejection. In the event that a resignation is not accepted, the Director submitting the resignation will be required to annually re-submit a resignation for consideration until such time as

2020 Management Information Circular	33

the resignation is accepted. The Board believes that Directors effectiveness is enhanced by experience on the Board, and therefore the Corporation does not currently have term limits in place to prescribe tenure for Board members.

The average tenure of Algonquin’s ten (10) current Director nominees is approximately 7 years. The longest-serving independent Director has served on the Board for 10.5 years, and the shortest serving Director has served for 0.3 years. The Board is comprised of a mix of longer-serving Directors familiar with the Corporation’s business and history, and Directors that are newer to Algonquin who bring fresh and diverse perspectives to the Board.

Directors Meet Without Management

The Board has adopted a policy whereby all scheduled and unscheduled meetings of the Board and all Committee meetings, as a matter of course, provide an opportunity for an in-camera session during which management of the Corporation is not present. For the year ended December 31, 2019, in accordance with corporate policy, all Board and Committee meetings included the opportunity for in-camera sessions with management of the Corporation not in attendance.

Common Memberships on
Boards of Public Companies

There are currently no common memberships on boards of public companies among the Corporation’s non-employee Directors. Mr. Robertson and Mr. Jarratt are both members of the board of directors of Atlantica Yield plc.

Director Share Ownership Guidelines

To align the interests of each director with those of our Shareholders, the non-employee Directors are subject to share ownership guidelines requiring each Director to hold a minimum level of equity in the Corporation. In August 2019, the Non-Employee Director Share Ownership Guidelines were amended to increase the ownership requirement from three to four times the annual board retainer or annual board chair retainer, as applicable. In order to allow for an appropriate transition period, Directors as of the date of the amendment have until December 31, 2024 to achieve the increased level of share ownership required under the amended Non-Employee Director Share Ownership Guideline. Newly appointed Directors will have five years from the end of the calendar year in which first elected or appointed to achieve the ownership requirement of four times the annual retainer.
If a non-employee Director’s share ownership falls below the minimum guidelines due to a decline in the Common Share price, such Director will have three years to restore compliance. For the purposes of determining compliance with the guideline, holdings considered are the value of Common Shares held together with outstanding Deferred Share Units.

For the status of each Director nominee under the Non-Employee Director Share Ownership Guideline, please see their profiles listed on pages 22 to 27 of this Circular.

Nomination of Directors

The Nominating Sub-Committee, a sub-committee comprised of only the independent members of the Corporate Governance Committee, serves as the Director nominating and evaluation committee and will recommend new Directors as the need arises. Mr. Jarratt, who is a member of our Corporate Governance Committee and is not an independent Director, does not participate in discussions or decisions when matters are considered by the Nominating Sub-Committee.

The Nominating Sub-Committee is responsible for providing the Corporation with a list of nominees for election as Directors at the Corporation’s annual meeting of Shareholders. The Nominating Sub-Committee creates and reviews the criteria for selecting Directors by assessing the personal qualities, business experience and qualifications of current Directors. It also assesses the Corporation’s ongoing needs and circumstances, Diversity, including gender and geographical representation, and the overall mix of skills and experience of the Board. In recruiting new Directors, the Nominating Sub-Committee considers the background, skills, and experience desired for Directors in view of the Corporation’s strategy and activities, and it develops a plan for the recruitment of additional Director nominees on that basis. Director nominees must, in the opinion of the Nominating Sub-Committee, be able to beneficially contribute to the broad range of issues which come before the Board for consideration. Directors must also be able to devote the time necessary to prepare for and attend meetings of the Board and Committees to which they may be appointed.

The Nominating Sub-Committee also evaluates the expected turnover of Directors in advance of their potential retirement from the Board and will develop an effective succession plan that includes creating overlap, where possible, between new Directors and retiring Directors.

Algonquin Power & Utilities Corp.	34

Committees of the Board of Directors

Audit Committee

Members

Mr. Christopher Ball (Chair)
Ms. Melissa Stapleton Barnes
Mr. Christopher Huskilson (joined January 1, 2020)
Mr. D. Randy Laney
Ms. Dilek Samil

All Audit Committee members are independent and financially literate in accordance with applicable standards in NI 52-110 and applicable rules and standards of the SEC and the NYSE. The Board has also determined that Mr. Ball and Ms. Samil are audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the U.S. Securities Act of 1933 and have the required financial experience as defined by the NYSE corporate governance rules.

Responsibilities

The responsibilities and operation of the Audit Committee are more particularly set out in the Corporation's Audit Committee Charter, a copy of which is included as a schedule to the annual information form of the Corporation for the year 2019 and is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Corporation's website.

Corporate Governance Committee

Members

Mr. George Steeves* (Chair)
Mr. Christopher Jarratt
Mr. Kenneth Moore*
Ms. Masheed Saidi*

Each of the Corporate Governance Committee members are independent, except for Mr. Jarratt.

Responsibilities

The Corporate Governance Committee is responsible for oversight of APUC's corporate governance practices including sustainability matters. There is a Nominating Sub-Committee comprised only of the independent members of the Corporate Governance Committee which has responsibility for matters relating to the nomination of candidates for the Board. Mr. Jarratt is not on the Nominating Sub-Committee.

* Member of Nominating Sub-Committee.

Human Resources & Compensation Committee

Members

Ms. Dilek Samil (Chair)
Mr. Christopher Ball
Mr. Christopher Huskilson (joined January 1, 2020)
Mr. D. Randy Laney

Each of the HRCC members has direct experience regarding executive compensation matters, has the skills to fulfill their responsibilities and make decisions on the suitability of the Corporation's compensation policies and practices (see the heading "*Director Profiles*" on page 22 for information on the members' work experience), and is an independent Director in accordance with NI 52-110 and the NYSE Standards.

Responsibilities

The HRCC is responsible for reviewing Directors and CEO compensation and making recommendations to the Board on an annual basis, or more frequently if required. In addition, the HRCC makes recommendations to the Board regarding the philosophy and compensation of executive officers of the Corporation and reports on executive compensation in compliance with the requirements of applicable securities law. The process by which executive compensation is established is described below under the heading "*Compensation Discussion and Analysis*" on page 54. The HRCC also has oversight of the Corporation's human resources policies and practices and reviews any material matters relating to violations of those policies.

Risk Committee

Members

Ms. Masheed Saidi (Chair)
Ms. Melissa Stapleton Barnes
Mr. Christopher Jarratt
Mr. George Steeves

Each of the Risk Committee members are independent, except for Mr. Jarratt.

Responsibilities

The Risk Committee was formed to assist the Board in its oversight of risks faced by the Corporation in the development and execution of its business strategy that are not directly related to financial and accounting matters.

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New Director Orientation

As a key component of the education process for new Directors, they are provided with a formal orientation to the Corporation that familiarizes them with the businesses, the corporate structure, other Directors and key personnel of the Corporation. The orientation process is designed to provide an opportunity for new Directors to meet senior management and become familiar with their areas of responsibility. New Directors receive an in-depth orientation to the Corporation’s executive leaders, businesses, strategy, financial information and governance practices that allow them to effectively integrate with the operation of the Board.

A reference manual is provided to new directors to provide relevant background materials to support their introduction to the Corporation’s business. The reference manual includes the following:

•	Public disclosure documents including annual reports, recent annual and interim management’s discussion & analysis, financial statements, management information circular and annual information form;

•	Governance documents including Board and Committee charters, policies and guidelines; and

•
Other documents such as the Corporation’s strategic plan and business plan, the guide to the Corporation’s management structure, succession plan, minutes of Board meetings and minutes of Committee meetings.

Continuing Education for Directors

The Board and management believe that for Directors to be effective they must be knowledgeable about the Corporation, its strengths and challenges, and the business environment in which the Corporation operates. In addition, the effectiveness of the Board is enhanced by Directors forming collegial working relationships with other Directors and management.

Directors are encouraged to update, educate and inform themselves in areas they request or that management believes are relevant to issues facing the Corporation.

Directors receive briefing reports and materials from management in advance of all meetings. Regular communication is also provided to Directors between meetings to provide updates on developments that may affect the Corporation or its subsidiaries.

Directors are encouraged to participate in external education sessions that are related to the business of the Corporation and the performance of their duties as Directors.

The Corporation maintains a membership for all Board members to the Canadian Institute of Corporate Directors (“ICD”) and the National Association of Corporate Directors (“NACD”) in the U.S. This membership provides all Board members with ongoing access to the educational seminars and training programs provided by the ICD and the NACD.

Directors are entitled to reimbursement for related out-of-pocket expenses incurred in attending relevant education sessions. From time to time, the Board receives specialized presentations from external parties and management on various matters of significance to the Corporation. Directors participated in education sessions and received educational materials about specific topics in 2019 as follows:

Education presentations and programs	Date	Participants

Toronto as a Global Capital for Human Capital	January 2019	K. Moore, C. Jarratt
Power Utility Future Simulation Exercise – External Facilitator	April 2019	Full Board, Senior Management
Edison Electric Institute Annual Conference	June 2019	C. Ball
Hydrovision Conference	July 2019	C. Ball
Corporate Communications and Crisis Planning Presentation –	August 2019	Full Board
External Communications Advisors
Cyber Security Risks and Trends - External Consultants	August 2019	All Risk Committee members
Renewable Natural Gas and Natural Gas Industry Trends –	November 2019	Full Board
Management Presentation
Market Trends in Compensation Practices and Policies – External Advisor	December 2019	All HRCC members

Algonquin Power & Utilities Corp.	36

Comparison of NYSE Corporate Governance Rules

Algonquin is subject to corporate governance requirements prescribed under applicable Canadian corporate governance practices, including the rules of the TSX (“Canadian Rules”). Algonquin is also subject to corporate governance requirements prescribed by the listing standards of the NYSE, and certain rules and regulations promulgated by the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”) (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002) (the “NYSE Rules”). In particular, Section 303A.00 of the NYSE Listed Company Manual requires Algonquin to have an audit committee that meets the requirements of Rule 10A-3 of the Exchange Act, and Section 303A.011 of the NYSE Listed
Company Manual requires Algonquin to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies listed on the NYSE. A description of those differences follows.

Section 303A.01 of the NYSE Listed Company Manual requires that boards have a majority of independent directors and Section 303A.02 defines independence standards for directors. The Board of Directors is responsible for determining whether or not each Director is independent. In making this determination, the Board of Directors has adopted the definition of “independence” as set forth in the Canadian NI 58-101. In applying this definition, the Board of Directors considers all relationships of its Directors, including business, family and other relationships. The Board of Directors also determines whether each member of its Audit Committee is independent pursuant to NI 52-110 and Rule 10A-3 of the Exchange Act.

Section 303A.04(a) of the NYSE Listed Company Manual requires that all members of the nominating/corporate governance committee be independent. The Corporate Governance Committee includes one Director who is not independent, but the Corporate Governance Committee has appointed a Nominating Sub-Committee consisting solely of independent Directors that performs all responsibilities relating to the Director nominations process.

Section 303A.05(a) of the NYSE Listed Company Manual requires that all members of the compensation committee be independent.

Section 303A.07(b)(iii)(A) of the NYSE Listed Company Manual requires, among other things, that the written charter of the audit committee state that the audit committee at least annually, obtain and review a report by the independent auditor describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.
The written charter of the Audit Committee complies with Canadian Rules but does not explicitly state that these functions are part of the purpose of the Audit Committee, which is not required by Canadian Rules.

Section 303A.08 of the NYSE Listed Company Manual requires that shareholders of a listed company be given the opportunity to vote on all equity compensation plans and material revisions thereto. Algonquin complies with Canadian Rules, which generally require that shareholders approve equity compensation plans. However, the Canadian Rules are not identical to the NYSE Rules. For example, Canadian Rules require shareholder approval of equity compensation plans only when such plans involve the issuance or potential issuance of newly issued securities. In addition, equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number of securities to be issued, based on a fixed percentage of the issuer’s outstanding securities, and must also be approved by shareholders every three years. If a plan provides a procedure for its amendment, Canadian Rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or purchase price, or an extension of the term of an award benefiting an insider, the removal or exceeding of the insider participation limit prescribed by the Canadian Rules, an increase to the maximum number of securities issuable, or is an amendment to the amending provision itself.

Section 303A.09 of the NYSE Listed Company Manual requires that listed companies adopt and disclose corporate governance guidelines that address certain topics, including director compensation guidelines. Algonquin has adopted its Board Mandate, which is the equivalent of corporate governance guidelines, in compliance with the Canadian Rules. Algonquin’s corporate governance guidelines do not address Director compensation, but Algonquin provides disclosure about the decision-making process for non-employee Director compensation in the annual management information circular and Algonquin has adopted a policy on share ownership guidelines for non-employee Directors.

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Section 303A.10 of the NYSE Listed Company Manual requires that a listed company’s code of business conduct and ethics mandate that any waiver of the code for executive officers or directors may be made only by the board or a board committee and must be promptly disclosed to shareholders. The Code of Conduct complies with Canadian Rules and does not include such a requirement.

Section 312 of the NYSE Listed Company Manual requires that a listed company obtain shareholder approval prior to the issuance of securities in connection with the establishment or amendment of certain equity compensation plans, issuances of securities to related parties, the issuance of 20% or greater of shares outstanding or voting power and issuances that will result in a change in control. Algonquin will follow the Canadian Rules for shareholder approval of new issuances of its Common Shares. Following the Canadian Rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of Algonquin; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to the Canadian Rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six-month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six-month period.

In addition to the foregoing, the Corporation may from time-to-time seek relief from the NYSE corporate governance requirements on specific transactions under the NYSE Listed Company Guide, in which case, the Corporation expects to make the disclosure of such transactions available on the Corporation’s website at www.AlgonquinPowerandUtilities.com.

Position Descriptions

Chair of the Board of Directors

The role of the Chair is to provide leadership for the Board in fulfilling the Board’s duties effectively, efficiently and independent of management. The Chair also acts in a general advisory capacity to the CEO and other officers in all matters concerning the interests and management of the Corporation.

The Chair of the Board also:

•	In consultation with members of the Board and management of the Corporation, sets the agenda for each meeting of the Board;

•	Chairs, and enables the effective functioning of, Board and Shareholder meetings;

•	Oversees and monitors the work of each Committee to see that delegated Committee functions are carried out and reported to the Board;

•	Oversees the presentation to the Board of management’s strategies, plans and performance and the Board’s review and approval of the same;

•
Assesses whether the Directors and the Committees have appropriate administrative support, access to personnel of the Corporation and access to outside advisors for the purposes of the Board fulfilling its mandate;

•	Oversees that independent Directors have adequate and regularly scheduled opportunities to meet to discuss issues without management present;

•	In conjunction with the Corporate Governance Committee, support and assist in the conduct of a periodic assessment of the effectiveness of the overall Board and its members;

•
Provides input to the Corporate Governance Committee on its recommendation to the Board for approval of candidates for nomination or appointment to the Board and determines members and chairs of Committees; and

•	Executes all contracts, documents or instruments in writing which require his signature.

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Committee Chairs

The Board has adopted position descriptions for each Committee chair which detail the duties of the Committee chairs. Each Committee chair is required to provide leadership to the Committee members and support the Committee’s effective operation in order to fulfill its mandate. The position description for the committee chairs provides that each Committee chair shall:

•	Chair all Committee meetings;

•	Provide leadership to the Committee;

•	Act as the communication link between the Board and the applicable Committee;

•	Review formal communications from the Committee to the Board before dissemination to the Board;

•	Oversee that all matters requiring Committee review or approval are brought to the Committee in a timely and appropriate manner;

•
In consultation with the Chair of the Board and management of the Corporation, set the agenda for Committee meetings and review information packages and related materials for Committee meetings with senior management of the Corporation;

•	Set the frequency of Committee meetings and review such frequency from time to time as considered appropriate or as requested by the Board;

•	Lead the annual assessment of the Committee’s performance and the review of the Committee mandate; and

•	Maintain an effective working relationship with key advisors to the Committee.
Chief Executive Officer

The Board has adopted a position description for the CEO which details his or her duties. The CEO has responsibility for the development of and delivery against the long-term strategy and vision for the Corporation that leads to enhancement of Shareholder value. Notwithstanding the foregoing, the matters requiring Board approval include:

•
All significant decisions which are outside of the ordinary course of the Corporation’s business (such as major financings, major acquisitions, major dispositions, and significant new commercial relationships);

•	A sale or disposition of shares or a bulk sale of assets above an amount established by the Board from time to time;

•	Any expenditure or financial commitment above an amount specified by the Board from time to time;

•	Material changes to the Corporation’s organizational (legal entity) structure;

•	Appointment of officers; and

•	Such other matters as the Board may determine from time to time.

The position description for the CEO provides that he or she shall consult with the Chair of the Board on matters of strategic significance to the Corporation.

In discharging his or her responsibility for the day-to-day operation of the Corporation’s business, subject always to the oversight by the Board, the CEO shall:

•	Oversee the effective day-to-day business affairs of the Corporation;

•	Maintain a positive and ethical work climate that is conducive to attracting, retaining and motivating top-quality employees at all levels;

•
Work with the Chair, as applicable, in determining the matters and materials that should be presented to the Board and overseeing that the focus of Board meetings is on appropriate issues facing the Corporation and the industry generally;

•	Present the Corporation’s strategic planning process and the Corporation’s annual strategic and capital plans to the Board for review and approval;

•	Oversee the development of, and recommend to the Board, annual business plans, and budgets that support the Corporation’s long-term strategy;

2020 Management Information Circular	39

•	Work with senior management to implement the Corporation’s enterprise risk management program and to identify and manage the major risks facing the Corporation;

•	Oversee the maintenance of an effective management team below the level of the CEO and an active plan for management development and succession;

•	In cooperation with the Chair, the Board and the chair of the HRCC, develop an effective succession plan for the position of the CEO and management of the Corporation;

•
Certify the annual and interim financial statements, management’s discussion and analysis of such financial statements, annual information form/annual report, quarterly reports and the design and evaluation of the Corporation’s disclosure controls and procedures and internal control over financial reporting;

•	Serve as a spokesperson for the Corporation;

•	Assign to other senior management such powers and duties as the CEO may deem advisable;

•	Execute the Board’s resolutions and policies; and

•	Carry out any other duties assigned by the Board.

The CEO is also responsible to ensure the delivery of information to Directors on a timely basis to keep the Directors fully apprised of all matters which are material to the Board and to the Corporation, and to promptly alert the Chair of any material changes or events that may have a significant impact upon the risk profile, financial affairs or performance of the Corporation.

Corporate and Board Policies

Code of Business Conduct and Ethics Policy

The Board has adopted a Code of Conduct that applies to everyone at Algonquin and its subsidiaries. Directors, officers, and employees are required to annually acknowledge through an online training module or in writing that they have reviewed and understood the Code of Conduct.
The Code of Conduct is available on Algonquin’s website at www.AlgonquinPowerandUtilities.com, under the Corporation’s profile at www.sedar.com, or a copy may be obtained by contacting the Corporate Secretary, Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, ON, L6J 2X1.

The Board regularly reviews the Code of Conduct and makes revisions as appropriate in order to update the content in keeping with best practices.

The Board and its Committees monitor compliance with the Code of Conduct through ongoing reporting by management, any whistleblower complaints or investigations and through the annual Code of Conduct training and certification process.
There have been no instances of any waiver of compliance with the Code of Conduct by any Director or officer.

Disclosure Policy

The Corporation has a corporate disclosure policy to ensure that communications to investors and potential investors are timely, factual, and accurate and that the information is disseminated in accordance with all applicable legal and regulatory requirements to the investing public, analysts and the media.

Ethics Reporting Policy

The Corporation has an ethics reporting policy (“Ethics Policy”) that establishes a method for dealing appropriately with any complaints made by employees of irregular or dishonest accounting, internal accounting control, auditing matters, or fraudulent or illegal activity by any employee or employees. Any employee who in good faith reports such activity will be protected from threats of retaliation or discrimination as a result of the report. Any employee who retaliates against another employee who reports such activity could face disciplinary action under the Ethics Policy. If an employee believes that retaliation has occurred, the employee may submit a complaint in writing to the Vice President, Internal Audit, Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, ON, L6J 2X1.

In addition to the reporting measures mentioned above, reports under the Code of Conduct and Ethics Policy can also be made anonymously and addressed to the Corporation or Board of Directors. On a quarterly basis, the Internal Audit department informs the Audit Committee of all reports made under each policy and their status.

Algonquin Power & Utilities Corp.	40

Insider Trading Policy

The Corporation has an insider trading policy (“Insider Trading Policy”) which places restrictions on those in a special relationship with Algonquin (including insiders) when trading securities of APUC including Common Shares.

The Insider Trading Policy includes the following measures:

•
Restriction from trading securities of APUC including Common Shares during regular quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These periods currently begin on the first trading day following each fiscal quarter and end at the close of trading on the first full trading day after the issuance of a press release in respect of APUC’s results for such quarter (or in the case of the fourth quarter, annual results);

•	Communication of the dates for regular blackout periods;

•	Restrictions on trading any securities which gain in value if the value of Algonquin securities declines in the future (e.g. short selling), “call” options or “put” options; and

•	Prohibition from communicating inside information to others other than in the necessary course of business.

The Corporation’s Insider Trading Policy also provides that all employees (including Directors and NEOs) are prohibited from, directly or indirectly, undertaking any of the following activities:

•
Speculating in securities of the Corporation, which may include buying with the intention of quickly reselling such securities, or selling securities of the Corporation with the intention of quickly buying such securities (other than in connection with the acquisition and sale of securities under the Corporation’s Stock Option Plan or any other APUC benefit plan or arrangement);

•	Buying APUC securities on margin (other than in connection with the acquisition and sale of securities under the Stock Option Plan or any other APUC benefit plan or arrangement);

•	Short selling a security of the Corporation or any other arrangement that results in a gain only if the value of the Corporation’s securities declines in the future;
•	Selling a “call option” giving the holder an option to purchase securities of the Corporation;

•	Buying a “put option” giving the holder an option to sell securities of the Corporation; and

•	Pledging APUC securities as security for a limited recourse or non-recourse loan.

All reporting insiders are required to (i) obtain written pre-clearance of any proposed trade of securities of APUC from two Insider Trading Policy Administrators before effecting the trade and (ii) disclose all trading activity pursuant to Canadian securities laws. As required by Canadian securities laws, reporting insiders must file insider reports via the Internet-based System for Electronic Disclosure by Insiders. Management regularly reviews the Insider Trading Policy to ensure it reflects current best practices and developments.

Conflicts of Interest

Directors are required to declare any conflict of interest which they may have in a matter before the Board and to refrain from voting in respect of the matter in which the Director is interested.

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Compensation Governance

The Board has established that the HRCC will have responsibility for reviewing the alignment of Algonquin’s compensation programs, including incentive pay programs, with the Corporation’s strategic plans and risk profile,the Corporation’s performance, and its risk management principles. The HRCC annually reviews and makes recommendations to the Board regarding compensation of the CEO and the Vice Chair and reviews and approves compensation recommendations of the CEO with respect to the compensation for other members of senior management of the Corporation. The HRCC oversees the administration of incentive plans providing for the award of annual incentives, Options, RSUs, performance share units (“PSUs”), and DSUs in accordance with the provisions of the respective plans. In addition, the HRCC annually reviews compensation of the Directors, the Chair of the Board and the chairs of the Committees.

The HRCC reviews, and recommends to the Board of Directors, compensation policies and processes and any new incentive compensation and equity compensation plans or changes to such plans.

The HRCC also reviews and approves management succession plans, and approves the appointment and reviews compensation of officers reporting directly to the CEO as well as the grant of any Options, RSUs or PSUs to those individuals. The HRCC also has responsibility for assessing, on an annual basis, the performance of the CEO and Vice Chair, and reviewing with the CEO the performance of the executive team.

The HRCC retains the services of independent advisors as needed in order to assist in fulfilling its duties. In 2017, the HRCC first retained the services of Hugessen Consulting Inc.

(“Hugessen”) as its independent advisor. Hugessen provided counsel on the competitiveness and appropriateness of compensation practices and comparator groups for

Algonquin and its affiliates. The scope of services includes competitive benchmarking of senior executive and Board compensation levels, the review and assessment of the Corporation’s current executive compensation philosophy, policies and practices, a review of pay and performance comparators, and a review of the design of the incentive plans. Management of the Corporation have engaged the services of independent compensation consultants Mercer (Canada) Limited (“Mercer”) as advisors to provide data services, pension and benefits advice, compensation analysis and other information required for the development of compensation recommendations and management of existing programs. Prior to 2017, Mercer also was the advisor to the HRCC on executive compensation matters.

Sustainability Governance

The mandate of the Board states that in providing oversight of the corporate strategy, the Board will: “…review the [strategy] plans in light of management’s assessment of emerging trends, opportunities, the competitive environment, risk issues and significant business practices.” Board oversight is an essential step to ensure that sustainability performance is explicitly integrated into APUC’s corporate strategy.

The Board has determined that the mandate of the Corporate Governance Committee will include oversight of the ongoing development and progress of APUC’s sustainability plan and initiatives, and periodic reporting to the Board on progress related to the Plan. The Corporate Governance Committee receives a quarterly update from senior management relating to the development of the Corporation’s sustainability plan and key sustainability initiatives.

Algonquin Power & Utilities Corp.	42

Non-Employee Director Compensation

2020 Management Information Circular 43

Compensation Decision-Making Process

The HRCC annually reviews and engages an independent advisor to benchmark at least biennially, the amount and form of non-employee Directors’ compensation with a view to aligning the interests of Directors and Shareholders and providing market-competitive compensation. Directors who are officers of Algonquin (Messrs. Robertson and Jarratt) receive no remuneration as Directors.

The HRCC works with its external compensation advisor to develop appropriate benchmark data to ensure that the compensation paid to Directors is aligned with the market median level of compensation earned by board members at comparable companies in Canada and the U.S. The same benchmarking peer group is utilized for board compensation and executive compensation (the “Comparator Group”, as defined under the heading “Compensation Comparator Group” on page 55). U.S. board compensation is included in the analysis as the Corporation seeks to attract and retain U.S. resident Directors with industry and market experience in that jurisdiction. The HRCC also takes into account director remuneration levels at public companies in Canada that are listed on the TSX. As part of its review, in addition to competitive market data, the HRCC considers the responsibilities and time commitment required of Directors in the fulfillment of their responsibilities.

A significant portion of Director compensation is paid through grants of DSUs under the Directors’ Deferred Share Unit Plan (the “DSU Plan”). This approach serves to create alignment of a meaningful portion of Director’s compensation with the experience of Shareholders. Directors may annually elect to receive additional portions of their annual remuneration in DSUs. While the Stock Option Plan permits issuance of Options to Directors, the Corporation does not currently have any plans to utilize Options as a form of Director compensation. In addition to annual retainers, the Corporation pays a meeting fee of US$1,500 plus a travel fee of US$1,500 for any travel exceeding 1,000 km on a roundtrip basis to attend meetings or to participate in Board training or industry-related conferences and seminars.
The HRCC reviewed Board compensation in 2019 relative to the Comparator Group and determined that, in order to maintain alignment with median peer compensation targets, the following changes would be made to 2019 Board compensation:

•
The total annual retainer paid to board members would increase from US$130,000 to US$175,000 and that US$100,000 of the annual retainer would be an equity retainer payable through issuance of DSUs and the balance paid in cash;

•	The retainers for the chairs of the HRCC, the Risk Committee and the Governance Committee would be increased to US$12,000, US$10,000 and US$10,000 respectively; and

•	In order to support ongoing Board education, the travel fee would be amended to apply to travel to board education events where the round trip travel was at least 1,000 km.

The Committee determined that no changes would be made to the annual retainers payable to the Board Chair and the Chair of the Audit Committee for 2019. The Board Chair’s annual retainer is an all-in-fee with no payment of meeting fees except in the event of participation in meetings of board special committees when established.

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Non-employee Director Compensation Table

The following table sets out the retainer and meeting fees payable to non-employee Directors during 2019.

Annual Board Retainers and Fees	2019 Retainer/Fee (US$)

Chair of the Board[1]
Annual Cash Retainer	$137,500
Annual Equity Retainer (DSU Value Received)	$137,500
Annual Board Retainer – Board Members
Annual Cash Retainer	$75,000
Annual Equity Retainer (DSU Value Received)	$100,000
Meeting Fee	$1,500
Travel Fee[2]	$1,500
Additional Retainers:
Chair of Audit Committee	$15,000
Chair of HRCC	$12,500
Chair of Corporate Governance Committee	$10,000
Chair of Risk Committee	$10,000

1.
The Chair does not receive any meeting fees for Board or standing Committee meetings in addition to the annual retainer received but receives a travel fee and meeting fees for participating in meetings of any Board special committee if established.

2.	Travel fees are payable for any travel exceeding 1,000km on a round-trip basis to attend meetings or to participate in board training or industry-related conferences and seminars.

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Directors’ Deferred Share Unit Plan

The DSU Plan is intended to promote a greater alignment of long-term interests between non-employee Directors of the Corporation and Shareholders through the issuance of Common Shares under the DSU Plan. The Board utilizes DSUs issued under the DSU Plan as part of the Corporation’s overall Director compensation and has adopted a policy of paying a meaningful portion of the Annual Board Retainer through the issuance of DSUs. Since the value of DSUs increases or decreases with the price of the Common Shares, DSUs reflect a philosophy of aligning the interests of Directors with those of the Shareholders by tying the value of Director compensation in the form of DSUs to share price performance.

The Shareholders first approved the DSU Plan in 2011. The DSU Plan was subsequently amended in 2014 and 2016. The DSU Plan as amended was approved by Shareholders on June 9, 2016. The maximum number of Common Shares available for issuance upon the vesting of DSUs is 1,000,000 Common Shares (which as at December 31, 2019, represented approximately 0.21% of the issued and outstanding Common
Shares), and may not exceed, in combination with shares issuable under all other securities-based compensation arrangements of the Corporation (including the Stock Option Plan) 8% of the issued and outstanding Common Shares from time to time. As of December 31, 2019, 460,418 Common Shares were issuable under current DSU awards made, which represents approximately 0.09% of the issued and outstanding Common Shares as at that date.

A more detailed description of the provisions of the DSU Plan can be found at Schedule “G”.

The table below summarizes certain ratios as at December 31 of 2019, 2018 and 2017 regarding the DSU Plan, namely dilution, burn rate and overhang. Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2019, 2018, and 2017 and burn rate is measured using the weighted average number of Common Shares outstanding during the relevant fiscal years as noted.

	December 31, 2019 December 31, 2018 December 31, 2017
Dilution
Total number of DSUs outstanding divided by total number of	0.09%	0.08%	0.07%
Common Shares outstanding as at the end of the fiscal year noted.

Burn Rate
Total number of DSUs granted in a fiscal year, divided by	0.02%	0.02%	0.02%
the weighted average number of Common Shares outstanding
during the relevant period noted.[1,2]

Overhang
Total DSUs outstanding plus the number of units available to be			0.23%
granted pursuant to the DSU Plan, divided by the total number of	0.19%	0.20%
Common Shares outstanding as at the end of the fiscal year noted.[3]

1.
The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook, as such may be amended or superseded from time to time.

2.	The total number of DSUs granted in each fiscal year was as follows: 2019 – 79,762; 2018 – 86,750; 2017 – 69,243.

3.	The total number of DSUs that can be issued under the DSU Plan as of December 31, 2019, is 539,582 (being 1,000,000 reserved less units issued and outstanding of 460,418).

Algonquin Power & Utilities Corp.	46

Attendance and Travel Fees

With the exception of the Chair of the Board, Directors are also entitled to receive additional remuneration for attending meetings of the Board or of a Committee in the amount of US$1,500 per meeting. When travel to a meeting, corporate event or board education session exceeds 1,000 km on a round trip basis, Directors (including the Chair) receive a US$1,500 travel fee for the meeting or session. Directors are also entitled to be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the conduct of the Corporation’s business.
Indebtedness of Directors and Others

No current or former Directors or officers of Algonquin, or any of its subsidiaries, had any loans with Algonquin or any of its subsidiaries at any time in 2019.

Non-Employee Director Compensation Table

For the fiscal year ended December 31, 2019, each non-employee Director earned amounts as indicated below in Canadian dollars on account of retainer and meeting attendance fees.

	Cash	Share-Based	All Other
Director	Fees Earned[1]	Awards[2]	Compensation	Total[3]
Kenneth Moore	$186,974	$178,750	-	$365,724
Chair of the Board

Christopher J. Ball	$177,705	$130,000	-	$307,705
Chair, Audit Committee

Melissa Stapleton Barnes	$104,559	$178,750	-	$283,309
D. Randy Laney	$175,729	$130,000	-	$305,729
Masheed Saidi	$156,002	$143,000	-	$299,002
Chair, Risk Committee

Dilek Samil	$169,855	$146,250	-	$316,105
Chair, HRCC

George Steeves	$153,326	$130,000	-	$283,326
Chair, Corporate Governance Committee

1.
Amounts disclosed represent the aggregate cash remuneration paid to each non-employee Director for (a) attending quarterly meetings, the annual Shareholder meeting, Committee meetings, the annual budget approval meeting, annual strategy sessions and business development meetings; (b) if applicable, acting as Chair of the Board or chair of a Committees; and (c) additional amounts paid for special committee work.

2.
All non-employee Directors receive part of their Annual Board Retainer in the form of DSUs. A DSU has a value equal to one Common Share. DSUs cannot be redeemed until the Director retires, resigns, or otherwise leaves the Board. Mr. Moore, as Chair of the Board, received 50% of his annual retainer in DSUs. All of the other non-employee Directors received US$100,000 of their Annual Board Retainer in DSUs. Directors may elect each year to receive a higher percentage of compensation in DSUs than the mandated amount.

3.
All amounts in this table other than meeting fees and travel fees were converted from US$ to C$ using a rate of 1.3x. Meeting fees and travel fees paid were converted from US$ to C$ using spot rates at the end of each calendar quarter.

2020 Management Information Circular	47

Executive Compensation

48 Algonquin Power & Utilities Corp.

Letter to Shareholders from the Human Resources and Compensation Committee

Dear Shareholder,

The HRCC focuses on ensuring that the Corporation’s approach to executive and employee compensation remains strongly aligned with the overall strategy of the business and rewards performance for growth in Shareholder value. As the committee of the Board that has oversight of the Corporation’s overall compensation strategy and practices relating to executive compensation, the HRCC is pleased to provide this report on our compensation decisions and approach to executive compensation for 2019 as well as an update on the current key areas of focus for the HRCC.
We hope that the information and discussion below relating to our approach to executive compensation and the decisions we have made relating to executive pay for 2019 will provide you with the information necessary to make an informed decision as you cast your vote on executive compensation at the upcoming Meeting. Last year in our Say on Pay vote, 94.9% of the votes cast by our Shareholders were in support of our approach to compensation.

2019 Performance

2019 was a year in which the Corporation continued to demonstrate strong execution against its growth strategy. The acquisitions of New Brunswick Gas and St. Lawrence Gas were successfully completed. Definitive agreements were completed for the acquisition of New York American Water, a regulated utility in south western New York State providing water and waste water services to over 125,000 customer connections, and for the acquisition of the Bermuda Electric Light Company which provides power to approximately 63,000 residents and businesses in Bermuda. The Corporation also made significant progress on moving forward over 1,000 MW of renewable energy projects including projects in the Midwestern United States, Texas and Virginia.
In addition to the foregoing, these additional highlights of
Algonquin’s financial performance in 2019 are noteworthy:

•	Annual Adjusted Net Earnings increased 3% to US$321.3M, as compared to US$312.2M in 2018;

•	Annual Adjusted EBITDA increased 4% to US$838.6.6M, as compared to US$804.4M in 2018;

•	Algonquin’s total assets increased 12% to US$10.9 billion, as compared to US$9.4 billion in 2018; and

•
Total shareholder return (“Total Shareholder Return” or “TSR”) was 39.7% in 2019, as compared to a TSR performance for the S&P/TSX Composite Index of 22.9% and the S&P/TSX Capped Utilities Index of 37.5%.

In light of this strong performance, the HRCC assessed the 2019 Corporate Scorecard performance at 115.4% and the 2017 PSU awards vested at 1.61x the original units granted.

2020 Management Information Circular	49

2019 Committee Initiatives

During 2019, the HRCC’s work focused on ensuring a strong and well planned leadership succession transition. The HRCC also undertook a number of initiatives to support its ongoing mandate to ensure that the Corporation’s pay practices and policies support business strategy and strengthen the alignment of realizable compensation with the creation of shareholder value. The following summarizes the initiatives undertaken by the HRCC during 2019:

•	Succession Planning and Transition

The HRCC worked with its external advisor to develop frameworks for transitional and retention arrangements with certain current senior leaders in the organization in order to facilitate the planned leadership succession in 2020. These arrangements include grants of RSUs to executives in order to align timing of transition arrangements to effectively support succession timing as well as implementation of increased post-retirement share ownership requirements. The HRCC, in order to further support the announced succession plans for the Corporation, also awarded for retention purposes one-time RSU grants to certain key members of the leadership team with vesting over a targeted three-year retention period.

•	Increased Share Ownership Requirements

During 2019, the Board on recommendation of the HRCC increased share ownership holding requirements for members of the Corporation’s executive team and for Board members. The new guidelines provide for a five-year transition to the increased equity value requirements. The Board guideline was increased to four times annual retainer as compared to three times and the management requirements were increased to seven times base salary for the CEO and Vice Chair (previously three times), to three times base salary for the CFO (previously two times) and to two times base salary for all other executive team members (previously one times).
•	Review of Leadership Development Plans

A key priority for the HRCC during 2019 was a review of development plans for senior leadership of the Corporation to facilitate increased visibility on the talent pipleline for senior leadership roles in the organization.

•	Board Remuneration

As part of its biennial review of board and executive remuneration the HRCC retained its external advisor to benchmark board compensation relative to the Corporation’s peer group and other TSX listed companies. As a result of the review, the HRCC determined that the annual board retainer should be increased to bring the level closer to the median and that an increased portion of the retainer should be paid in equity grants under the DSU plan (56% as compared to 50% in prior years).

•	Compensation Plan Risk Assessment

As part of its governance oversight of compensation plans, the HRCC periodically engages external advisors to perform a risk assessment of the Corporation’s compensation plans and programs to identify any potential risks. During 2019, the HRCC engaged Hugessen, its independent advisor, to perform this risk assessment. The assessment report concluded that there were no significant material risks found relating to the Corporation’s executive compensation programs.

Algonquin Power & Utilities Corp.	50

Executive Compensation Components and Mix

Executive compensation at APUC is comprised of the following elements:

•	Base Salary;

•	Short-Term Annual Incentive;

•	Long-Term Incentive; and

•	Pension and Other Benefits.

Each of these components is discussed in more detail in the disclosure that follows this letter.
The HRCC believes that compensation should be strongly tied to performance, and the compensation mix of the CEO and the other NEOs reflects this through a significant component of at-risk pay for each executive. For 2019 the compensation mix of the CEO and Vice Chair consisted of 23% base salary with pay-at-risk compensation representing 77% of total target compensation. 2019 pay-at-risk for other members of the executive team ranged from approximately 62% to 66%.

NEO Compensation Mix – Pay-at-Risk

2019 CEO Compensation Decisions

Corporate performance, both annual and long term, is the driver of executive compensation at Algonquin and is measured against established objectives. The continued execution by the management team against the Corporation’s growth strategy in 2019 resulted in the HRCC making the decisions outlined below regarding 2019 compensation.

The HRCC is of the view that the decisions made in respect of 2019 compensation and annual incentives for the CEO and the other NEOs (described below) appropriately reflect the achievements of 2019 and the delivery of increasing Shareholder value.
2019 Base Salary

The HRCC worked with its external advisor, Hugessen, to assess the alignment of CEO and other executives’ compensation with the market median of the Corporation’s Comparator Group.
This assessment concluded that base salary is currently fairly aligned with the market median and as a result of this review, The CEO’s 2019 base salary was increased to $938,400 from $920,000, an increase of 2.0%.

2020 Management Information Circular	51

2019 Short-Term Annual Incentive

The short-term annual incentive award for the CEO is based upon the achievement of goals and objectives approved by the Board as set out in the Corporate Scorecard, in individually assigned objectives and upon assessment of leadership behaviours relative to the model leadership behaviours established by the Corporation. For 2019, the CEO’s target annual incentive was unchanged from 2018 and was 100% of base salary. Based on the Corporation’s performance in 2019, the CEO’s bonus award for 2019 was $1,116,696 representing a payout of 119% of the target. The CEO’s bonus is based 60% on Corporate Scorecard performance results (2019 results:

115.4% achievement), 30% on achievement of individual objectives and 10% on leadership development performance which were assessed by the HRCC at 135% and 92% of target respectively for 2019. Additional detail on the 2019 Corporate Scorecard results and bonus calculations can be found in the discussion on page 60 under the heading “Short-Term Incentive Plan”.

2019 Long-Term Incentive

Long-term incentive awards made annually are based upon target levels established by the HRCC. For 2019, the HRCC set the target long-term incentive for the CEO at 235% of base salary consistent with the prior year. For 2019 the long-term incentive was provided as 75% of the award in PSUs which vest only if specific performance criteria approved by the Board are achieved over a three-year period commencing in 2019 and 25% in Options which vest annually over the three years. The performance criteria for the 2019 PSU awards are based on financial results, safety results and customer service scores achieved during the award vesting period (with the following respective weightings: 85%; 10%; 5%) and the award may be modified by between 80% and 120% based on TSR performance of the Corporation’s Common Shares relative to the S&P/TSX Capped Utilities Index. The PSU performance metrics are described in more detail in the discussion on page 65 under the heading
“The Share Unit Plan”. The 2017 PSU awards granted to the CEO vested December 31, 2019 and based upon the performance achieved during the three-year performance period, the CEO received an award payout at 1.61x the original number of units awarded or 2.59x the original grant value (based on the value of the Common Shares on December 31, 2019).
Looking Forward to 2020

The HRCC’s work plan for 2020 includes the following key initiatives:

•	Succession and Transition

The HRCC will continue to ensure that appropriate transitional and retention arrangements are concluded to support the leadership succession plans announced in February, 2020.

•	Sustainability Metrics

While the Corporation’s annual performance scorecards currently contain a number of sustainability related metrics (safety performance, reliability measures, employee engagement levels and customer satisfaction levels), the HRCC intends to further review the inclusion of additional appropriate sustainability metrics as a component of the assessment of management performance.

•	Leadership Development and Succession

A key area of focus for the HRCC remains oversight of human resources programs and policies that support leadership development and succession. As the Corporation continues to grow and integrate new acquisitions, development of a strong and capable group of leaders who build a common culture remains a key priority.

The HRCC will continue to monitor developments and trends in compensation governance during 2020 with a view to continually evolving compensation governance matters. The HRCC believes that the executive compensation approach of the Corporation is appropriately linked to performance and ensures alignment with the interests of our Shareholders.

We invite you to review our compensation programs in more detail in the Compensation Discussion and Analysis that follows and welcome any feedback or questions that you might have, which can be provided by contacting our Investor Relations Office.

2019 HRCC Members

Dilek Samil	Christopher Ball	D. Randy Laney
Board Director and Chair,	Board Director and Member,	Board Director and Member,
Human Resources &	Human Resources &	Human Resources &
Compensation Committee	Compensation Committee	Compensation Committee

Algonquin Power & Utilities Corp.	52

A pay-for-performance philosophy has been adopted by the HRCC in developing compensation for executives.

All members of the HRCC are knowledgeable and experienced individuals who have the necessary background and expertise to fulfil their duties.

Algonquin's compensation programs have been developed to align closely with corporate strategy.

Independent third-party consultants are employed by the HRCC to establish appropriate comparators for compensation and to develop compensation for executives that is competitive in the market.

Executive pay is aligned with Shareholder interests by having a significant component "at risk" and tied to both short- and long-term objectives, including relative TSR performance in the case of PSU awards.

Caps on payouts, vesting requirements and share ownership requirements are part of the overall plan design.

Minimum share ownership requirements are in place for Named Executive Officers.

A substantial portion of long-term incentive is deferred to discourage executives from taking short-term or excessive risks.

Performance-based compensation is subject to our clawback policy.

Our executive employment agreements contain double trigger provisions in the event of a change of control.

2020 Management Information Circular 53

Compensation Discussion and Analysis

Annual Compensation
Decision-Making Process

The Corporation has developed a comprehensive annual process for making decisions regarding compensation for the executive officers of the Corporation. This process involves the following steps:

•
Using management’s analysis and data, including peer group information, compensation trend information, internal equity considerations and performance against objectives, the CEO makes recommendations regarding executive compensation for the executive team including the Named Executive Officers, other than for the CEO and Vice Chair, to the HRCC.

•
The HRCC reviews and considers these recommendations, as well as the compensation of the CEO and Vice Chair, using benchmark information, with the assistance of external compensation consultants and other information as required, and makes recommendations to the Board.

•
The Board considers and grants final approval for CEO and Vice Chair compensation decisions, with decisions being made by the non-employee Directors (being all Board members other than the CEO and Vice Chair).

•	The HRCC considers and approves the compensation of the executive team members other than the CEO and Vice Chair.

The foregoing process is generally completed within the first quarter of each new financial year of the Corporation. As part of the process, the HRCC, in consultation with the Board, also sets the performance objectives for the CEO and Vice Chair for the coming year. Performance objectives for the CEO and Vice Chair are set out annually in the Corporate Scorecard and in leadership and individual objectives. Performance objectives for the other senior officers of the Corporation are set by the CEO and reviewed and approved by the HRCC. Performance objectives for other senior officers include business unit or divisional objectives established annually by the CEO.
For the purposes of determining bonus awards under the Corporation’s short-term incentive plan, the HRCC annually approves the Corporate Scorecard which sets out corporate objectives against which corporate performance is measured, with the results being used to calculate bonuses for executive officers and other employees of the Corporation in conjunction with performance relative to business unit, leadership and individual objectives.
The HRCC works with an independent compensation advisor to monitor the effectiveness of the Corporation’s compensation policies, plans, and programs to ensure that the Corporation is competitive and able to attract, retain and motivate executives (as well as all other employees) and that Compensation Plans are aligned with corporate strategy and reward achievement of the Corporation’s goals.

To allow the HRCC to establish compensation levels that are appropriate and remain market competitive, a complete benchmarking review, by an external consultant, takes place every two (2) years. Typically the review scope includes a review, and if appropriate amendments to, the constituents of the compensation Comparator Group, competitive market reviews of senior executive compensation levels, review and observations of current executive compensation philosophy, policies and practices, and a review of pay and performance comparators.

Algonquin Power & Utilities Corp.	54

Compensation Comparator Group

In order to establish appropriate compensation levels relative to the Corporation’s peer market, the HRCC worked with Hugessen in 2017 to develop a comparator group of Canadian and U.S. organizations primarily engaged in Algonquin’s business sectors (independent power producers and utilities and other sectors of similar complexity) (the “Comparator Group”). In the case of the Canadian group, general industry peers were included as the Canadian market does not have a suitably sized industry peer group meeting the criteria established for the development of the peer group as described below.

The Comparator Group consists of a Canadian peer group and a U.S.-based peer group with the intention that the Canadian peer group (the “Canadian Comparator Group”) be the primary benchmarking group with the U.S. peer group (the “U.S. Comparator Group”) used in specific situations where the location of work of the executive or the talent pool for recruiting for a role is primarily the U.S. market. The Canadian Comparator Group was developed by considering general industry peers having a similar total enterprise value, total asset size, total revenues, and general business model similarity to the Corporation. The lack of sufficient direct industry peers in Canada of similar size required broader selection criteria in order to develop an appropriate peer group. In the case of the U.S. Comparator Group, the peer comparator group was developed from close industry peers selected based on similar operations and with similar total enterprise value, total assets size and total revenues. A Comparator Group refresh was undertaken in 2019 to take into account industry mergers and to ensure that peer groups contain an adequate number of peers, so as to provide an effective data sample.

The current Canadian Comparator Group consists of thirteen (13) companies with a median total enterprise value of $13.1 billion, median total asset value of $12.6 billion and median revenues of $2.5 billion. The U.S. Comparator Group consists of eleven (11) companies with a median total enterprise value of $10.8 billion, median total asset value of $11.1 billion and median revenues of $2.8 billion. The market benchmarking for the Corporation’s compensation structure is based on compensation data from the Comparator Group.

The 2019 Compensation Comparator Group Consists of the Following Entities

Canadian Comparator Group	U.S. Comparator Group
AltaGas Ltd.	Alliant Energy Corporation
ATCO Ltd.	Atmos Energy Corporation
Cameco Corporation	Black Hills Corporation
Capital Power Corporation	Clearway Energy, Inc.
Emera Incorporated	IDACORP, Inc.
H&R Real Estate Investment Trust	National Fuel Gas Company
Inter Pipeline Ltd.	OGE Energy Corp.
Keyera Corp.	Pinnacle West Capital Corporation
Methanex Corporation	PNM Resources, Inc.
Northland Power Inc.	Portland General Electric Company
Open Text Corporation	Southwest Gas Holdings, Inc
RioCan Real Estate Investment Trust
TransAlta Corporation

2020 Management Information Circular	55

2019 Compensation Comparator Group

The following bar charts illustrate the relative positioning of the Corporation’s total enterprise value, asset value and revenues as compared to the Canadian Comparator Group:

While theM)M) intention is to use a consistent list of comparators from year to year, the comparators used for compensation review are subject to periodic change due to: (a) the availability of relevant pay data, (b) mergers and acquisitions, and (c) relevance of new comparators based on updated financial metrics.

1.	All Figures as of December 31, 2019 in CAD (converted to CAD at rate of US$1 = $1.327). Source: S&P CapIQ.

2.	Note that the above bar charts include only Canadian peers, as Canadian peers were the primary means of comparison.

Algonquin Power & Utilities Corp.	56

Risk Management and Compensation

The Corporation has implemented compensation policies and has compensation practices in place to ensure that a Named Executive Officer or an individual within a principal business unit does not take inappropriate or excessive risk. These policies and practices include:

•	Caps on payouts under short-term incentive plans (200% of target);

•	Performance factors with caps on the number of units that can be issued under awards made pursuant to the Share Unit Plan;

•	Termination and severance provisions with double triggers in the event of a change in control;

•	Executive share ownership guidelines that align the interests of senior officers with the interests of Shareholders;

•	Adoption of a clawback policy;

•	Inclusion of non-financial performance measures in incentive compensation programs; and

•	Board discretion to amend the final payout of the incentive compensation programs.

As part of the HRCC’s oversight responsibilities for the design and administration of the Corporation’s executive compensation programs, the HRCC identifies and discusses plan design features or processes that may potentially represent conflicts of interest and/or inducements for unnecessary or excessive risk-taking by senior executives.

The HRCC also satisfies itself as to the adequacy of the information it receives, the independence of the review, and reporting of financial results on which certain important compensation decisions (e.g. the amount of annual incentive to be paid) are based.
These existing safeguards notwithstanding, the HRCC periodically reviews the relationship between enterprise risk and the Corporation’s executive compensation plans and policies to confirm that they continue to be optimally aligned with Shareholder interests while maintaining an acceptable level of risk exposure.

The HRCC engages independent advisors from time to time to assess the potential risks associated with the compensation programs and policies of Algonquin. These reviews include an assessment of each of the Corporation’s incentive compensation programs individually, as well holistically, to identify any risks inherent in the design or application of the programs.

During 2019, the HRCC engaged Hugessen, its independent advisor to perform a risk assessment of the Corporation’s executive compensation plans. The assessment report to the HRCC did not identify any material risks arising from the Corporation’s executive compensation plans. Similar assessments were requested by the HRCC from Mercer in 2016 with a supplemental assessment of certain program changes in 2017. Those assessments also concluded that there were not any material risks arising from the Corporation’s executive compensation plans.

Based upon its ongoing assessment and the independent reports noted above, the HRCC has concluded that the Corporation’s executive compensation programs do not create inordinate risk for the Shareholders because an appropriate system of checks and balances is in place. When material changes are proposed to existing compensation plans or new plans are developed, it is the HRCC’s practice to engage its independent advisor to review the potential changes as well as any differences in risk profile.

Fees Paid To Compensation Consultants

The fees paid by the Corporation to its compensation advisors for the work performed in the years noted are as follows:

	2019		2018
	Executive		Executive
Advisor	Compensation-Related Fees	All Other Fees[1]	Compensation-Related Fees	All Other Fees[1]
Hugessen Consulting Inc.	$311,037	-	$160,483	-
Mercer (Canada) Limited	$173,819	$507,288[2]	-	$102,036

1.	All Other Fees are fees for work undertaken by the advisor for management relating to provision of market data or database access, pension investment counsel or benefits advice and benchmarking.
2.
Amounts paid to Mercer relate to engagements for pension advisory work, due diligence services relating to employee pension and benefits in relation to potential acquisitions and integration work for employee benefits plans for acquired businesses.

2020 Management Information Circular	57

Named Executive Officer Compensation

This section discusses the elements of compensation for the five (5) Named Executive Officers in 2019 (“NEOs”) set out in this Circular, namely:

•	Ian Robertson, CEO;

•	Christopher Jarratt, Vice Chair;

•	David Bronicheski, Chief Financial Officer (“CFO”);

•	Johnny Johnston, Chief Operating Officer (“COO”); and

•	Jeff Norman, Chief Development Officer (“CDO”).

Total 2019 target compensation for all NEOs represents 0.50% of 2019 revenues and 0.98% of 2019 annual Adjusted EBITDA of the Corporation.

Executive Compensation Philosophy

The mandate of the HRCC includes the review and establishment of the Corporation’s executive compensation philosophy. The Corporation’s compensation philosophy for executive officers is based upon a pay for performance philosophy and is designed to attract, motivate and retain its executives, reward them for the Corporation’s financial and operational performance and individual contributions, and facilitate smooth succession processes.

When determining compensation policies and individual compensation levels for the Corporation’s executive officers, the HRCC has adopted the following approach:

•
Executive compensation is set with reference to the Canadian Comparator Group. The U.S. Comparator Group is taken into account as a secondary reference. In appropriate circumstances, the weighting of the Canadian Comparator Group and U.S. Comparator Group may change depending on executive job location, executive responsibilities, local pay practices and internal equity.

•
Pay is benchmarked and compared to a target Total Direct Compensation (“TDC”) basis (i.e. base salary + target annual short-term incentive + target annual long-term incentive). Benefits, perquisites, and pensions are considered separately and established based upon market data for the market in which the employee is employed.

•	Overall compensation is designed so that a meaningful portion of compensation is delivered through variable/pay-at-risk and longer-term compensation elements.

•
Compensation levels, mix and incentive plans are designed so that TDC is positioned at the median of the relevant Comparator Group. Variable compensation is designed so that compensation is at the median level for target performance, above median for above-target performance and below median for below-target performance.

•	The impact of foreign exchange on compensation data is averaged over multi-year periods when benchmarking executive compensation in order to smooth its impact.

•	Judgement is applied to different employee levels where necessary so as to avoid an entirely mechanical process for setting each position’s pay.

Algonquin Power & Utilities Corp.	58

Compensation Mix

The Corporation has implemented a compensation program that is based on concepts of market competitiveness and internal equity, taking into account the roles and responsibilities of each employee of the Corporation. The program is designed to attract, retain and motivate outstanding talent in a competitive business environment, to reward participants when corporate and personal objectives are achieved, and to promote a high-performance culture among the Corporation’s employees. Alignment of employee and long-term Shareholder interests is promoted through a performance-based compensation system linked directly to the Corporate Scorecard, Business Unit Scorecards (as defined under the heading “Short-Term Incentive Plan” on page 60), individual objectives and leadership development goals, as defined and discussed in greater detail below.

In keeping with the Corporation’s philosophy to link senior executive compensation to corporate performance and to motivate senior executives to achieve high levels of performance, the Corporation has adopted a model that includes both base salary and at-risk compensation comprised of both short-term performance incentives (which are subject to targets being achieved) and long-term incentives linked to the creation of Shareholder value.

The at-risk components for annual short-term incentives depend on the achievement of corporate performance objectives, subsidiary business unit objectives, individual objectives, and leadership development goals. These objectives are described in scorecards that establish measurable financial, growth, operations, stakeholder and employee objectives that, if achieved, add value to the Corporation or its affiliates. Performance against each objective is measured and rated. Achievement of the expected level of performance for a particular objective is required for that particular item to contribute points towards bonus amounts. Accordingly, incentive compensation plans are designed to pay larger amounts for superior performance and smaller amounts if target performance is not achieved.

In setting the recommended compensation elements of the NEOs (base salary, target short-term incentive and target long-term incentive), the HRCC takes into consideration the advice and recommendations provided by the independent advisor which are based on the compensation earned by similar executive officers in the relevant Comparator Group (see discussion on page 55 under the heading “Compensation Comparator Group”). The following table shows the dollar value and percentage weighting of each component of the total target direct compensation for the Named Executive
Officers in 2019.

	Compensation Elements					Compensation Mix
		Short-Term	Long-Term	Target	Base	Short-Term	Long-Term	Pay-
	Base	Incentive	Incentive	Total Direct	Salary	Incentive	Incentive
Name	Salary	Target	Target	Compensation	%	Target %	Target %	at-Risk
Ian Robertson	$938,400	$938,400	$2,205,240	$4,082,040	23%	23%	54%	77%
Christopher Jarratt	$656,880	$656,880	$1,543,668	$2,857,428	23%	23%	54%	77%
David Bronicheski	$514,000	$334,100	$642,500	$1,490,600	34%	23%	43%	66%
Johnny Johnston	$451,000	$293,150	$451,000	$1,195,150	38%	24%	38%	62%
Jeff Norman	$400,000	$260,000	$400,000	$1,060,000	38%	24%	38%	62%

2020 Management Information Circular	59

Base Salary

Base salary of the NEOs is established at levels which are meant to be competitive with other companies and entities similar, and of comparable size, to the Corporation.Base salary is not a function of any specific relationship to the performance of the Corporation and is reviewed annually by the HRCC.
The Board approves any changes to the compensation of the CEO or Vice Chair based upon the recommendation of the HRCC. Salary levels for other NEOs are approved by the HRCC based on the recommendation of the CEO within a range established through benchmarking relative to the Comparator Group by the independent advisor.

Short-Term Incentive Plan

The short-term incentive plan of the Corporation (the “STIP”) is a cash bonus plan, the purpose of which is to align compensation with corporate and business unit targets and results as well as individual performance against objectives and thereby promote behaviours which benefit the interests of the Corporation and its Shareholders. The target is established based on position and market competitiveness and STIP payouts are capped at 200% of target amount for exceptional performance.

Incentives are calculated and paid annually based on achievement relative to stated scorecard goals and objectives as well as individual performance, as described below.

Each NEO is eligible for an award under the STIP if established corporate, business unit, and personal goals and objectives are achieved. Each year, these goals and objectives are reviewed and approved by the HRCC and are intended to be aligned with the goals and targets of the Corporation for that year. For individuals with specific business unit accountability, their STIP is also based upon business unit / divisional level results (“Business Unit Scorecard”). The composition of the STIP award each year is determined by the aggregate STIP score (“STIP Factor”) achieved by an NEO. The STIP Factor is calculated differently for each NEO based upon the relative weightings assigned to results achieved under the Corporate Scorecard, the Business Unit Scorecard (for NEOs with business unit accountability), performance against individual objectives and on the individual’s leadership performance development goals. The formula for calculating the STIP Factor is set out below. For the 2019 STIP program, the following were the relative weightings placed on the applicable scorecard results and the individual leadership and personal performance objectives for each of the NEOs:

	STIP Target	Maximum	Corporate	Business Unit	Individual	Individual
Position	for 2019	Payout	Performance	Performance	Performance	Leadership
	(% Salary)	(% Target)	Weighting	Weighting	Weighting	Assessment
Chief Executive Officer and Vice Chair	100%	200%	60%	-	30%	10%
Chief Financial Officer	65%	200%	60%	20%	10%	10%
Chief Operations Officer	65%	200%	60%	20%	10%	10%
Chief Development Officer	65%	200%	10%	40%	40%	10%

Algonquin Power & Utilities Corp.	60

STIP Payouts

Annual STIP payouts are calculated as follows:

The STIP Factor calculation varies by individual NEO1 based on the weighting of the Corporate Scorecard, Business Unit Scorecard, if applicable, and the individual and leadership objectives and is calculated as follows:

1.	See individual NEO weighting table on page 60.

2019 Corporate Scorecard and Results

On an annual basis, the HRCC approves the corporate objectives and target performance levels to be achieved and incorporated into a Corporate Scorecard for the year (the “Corporate Scorecard”). The Corporate Scorecard is developed and recommended by management for approval by the HRCC each year. The corporate performance portion of the STIP for the NEOs is based on these objectives and targets. Business Unit or Divisional Scorecards are also established by the CEO annually together with individual performance and leadership goals for each NEO and these are utilized in assessing business unit performance, performance against personal objectives, and individual leadership performance for the STIP calculations for business unit and functional leaders.

The Corporate Scorecard objectives are based on the Corporation’s business plan for the year and establish specific, measurable performance targets for each objective.
The 2019 Corporate Scorecard contains both operational and financial metrics weighted equally at 50%.

2020 Management Information Circular	61

2019 Corporate Scorecard Results

The following sets out the 2019 Corporate Scorecard objectives and performance results achieved relative to those objectives. Targets and results noted in the discussion below are established and measured based on a C$ to US$ exchange rate of 1.3, the 2019 budget rate. Accordingly, reported performance may vary from results in the financial statements of the Corporation for 2019 due to difference in foreign exchange rates used.

Efficiency and Financial Metrics

Meet Operating Profit (Adjusted EBITDA)* Target for 2019

Minimum	Target	Maximum
90% of Target	US$839.9 M	110% of Target
(0 points)	(15 points)	(30 points)

2019 Actual: US$841.0 M (15.2 points)

Meet Adjusted Net Earnings per Share (EPS)* Target
Minimum	Target	Maximum
90% of Budget	US$0.66	110% of Budget
(0 points)	(15 points)	(30 points)

2019 Actual: US$0.63 (7.3 points)

Secure Growth Investments Accretive to Five-Year Plan
(EPS Growth Over Baseline)
Minimum	Target	Maximum
3% EPS Growth	Met 5%	Achieve 10%
(0 points)	EPS Growth	EPS Growth
	(10 points)	(20 points)

2019 Actual: 8.29% (14.3 points)
Achieve Target FFO/Debt Ratio
Minimum	Target	Maximum
Target Not Met	Met	105% of Target
(0 points)	(10 points)	(20 points)

2019 Actual: Target Achieved (10 points)

Sustainability/Operational Metrics

Drive World-Class Safety Results

Minimum	Target	Maximum
4.5 U.S. Industry Average	2.44	1.95
(0 points)	(10 points)	(20 points)

2019 Actual: Maximum Achieved (20 points)

Drive Improved Employee Engagement
Minimum	Target	Maximum
<67.5%	67.5 - 70%	72%
(0 points)	(10 points)	(20 points)

2019 Actual: 68% (10 points)

Achieve Sustainability Plan Targets for 2019

Minimum	Target	Maximum
	Deliver	Complete
Objectives	Identified	Stretch
Not Complete	Projects	Objectives
(0 points)	(5 points)	(10 points)

2019 Actual: Maximum Achieved (10 points)

Achieve Customer Satisfaction Survey
Score Targets for 2019
Minimum	Target	Maximum
642 Pts.	662 Pts.	682 Pts.
(0 points)	(8.0 points)	(15 points)

2019 Actual: 665 Pts. (8.6 points)

Achieve 2019 Cost Per Customer Targets
Minimum	Target	Maximum
110% of Budget	Budget	90% of Budget
(0 points)	(15 points)	(30 points)

2019 Actual: Minimum Not Achieved (0 points)

Achieve Budget Capital Investment Targets
Minimum	Target	Maximum
90% of Target	100% of Target	110% of Target
(0 points)	(10 points)	(20 points)

2019 Actual: 110% of Target Achieved (20 points)

2019 Summary	2019 Total: 115.4 points

* For further information on these non-GAAP measures, please see “Caution Regarding Non-GAAP Financial Measures” on page 7.

Algonquin Power & Utilities Corp.	62

The Long-Term Incentive Plan (“LTIP”)

The LTIP element of compensation for the NEOs consists of participation in the Stock Option Plan and in the Share Unit Plan as described below. The LTIP is intended to induce and reward behavior that creates long-term value for Shareholders by aligning the interests of executives with long-term Shareholder interests. To achieve this, the future value of the LTIP awards to executives is tied to the value of the Common Shares.
 The realization of such value depends on the achievement of performance-vesting criteria and share price growth, making the LTIP portion of executive compensation truly “at risk” and linked to performance intended to also benefit Shareholders.

In 2019, the target long-term compensatory value for each of the NEOs was awarded 25% as Option grants and 75% as PSU grants. RSUs, which can also be issued under the Share Unit Plan, are time-vesting as opposed to performance-vesting. RSUs are not utilized for LTIP annual grants which form part of the annual compensation for NEOs. RSUs are utilized and issued under the Corporation’s Bonus Deferral Program (see discussion under the heading “Bonus Deferral Program” on page 68), are utilized for periodic grants as retention instruments (such grants were made in 2019 in support of the leadership succession planning announced in February 2020) and are utilized for one-time make-whole awards when required in connection with the hiring of senior management roles.

The number of Options and PSUs granted to the NEOs is determined by the HRCC based on annually established target compensation. Option and PSU grants are based on the level of responsibility within the Corporation; generally, the level of grant increases with the level of responsibility. Previous grants of Option-based awards are not taken into account when considering new grants, as grants are made annually, based on target pay-at-risk.

The Options and PSUs/RSUs increase or decrease in value in proportion to the increase or decrease in the market price of the Common Shares over the term of a particular grant.

The fair value of Option grants is based on the greater of: (i) the value determined by using the Black-Scholes valuation methodology as it is an appropriate and commonly used methodology to value Options; and (ii) a value equal to 10% of the price of Common Shares on the TSX at the date of grant. For the Options granted in 2019, the Black-Scholes value was determined to be equal to 5.1% of the share price of $14.93 as of March 19, 2019. As the Black-Scholes Value was less than 10% of the price of the Common Shares on the TSX at the time of grant, the fair value of the 2019 option grants was determined to be $1.50 per option, being 10% of the closing price of the Common Shares at the time of grant. The Black-Scholes value ratio was determined using the following assumptions:

Date	Term[1]	Volatility[2]	Dividend Yield	Risk-Free Rate[3]
March 19, 2019	5.5 years	14.3%	5.0%	1.6%

1.	The safe harbour term used is equal to ((time to expiry + 3) / 2). Option term is eight (8) years.

2.	The volatility of the share price is based on the average daily volatility over the last 750 trading days (three (3) years).

3.	The risk-free rate is equal to the yield of a Government of Canada bond with same term as the expected life of the Option.

2020 Management Information Circular	63

The Stock Option Plan

The purpose of the Stock Option Plan is to attract, retain and motivate persons as key service providers to the Corporation and its affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through Options, to acquire a proprietary interest in the Corporation.

The Stock Option Plan authorizes the Board to issue Options to Directors, officers, employees, consultants or other service providers of Algonquin or of any subsidiaries of the Corporation (“Eligible Persons”).

The aggregate number of Common Shares that may be reserved for issuance on the exercise of Options under the Stock Option Plan, together with the Common Shares issuable under grants under all other securities-based compensation arrangements of the Corporation, must not exceed 8% of the number of Common Shares issued and outstanding at the time the Options are granted. For greater clarity, the Stock Option Plan is “reloading” in the sense that, to the extent that Options expire or are terminated, cancelled or exercised, the Corporation may make a further grant of Options in replacement for such expired, terminated, cancelled or exercised Options, provided that the 8% maximum is not exceeded. No fractional Common Shares may be purchased or issued under the Stock Option Plan.

As of December 31, 2019, the number of outstanding Options is 3,523,912 which represents 0.67% of the total issued and outstanding Common Shares as at that date. The number of available Options as of December 31, 2019, is 28,413,854 which represents 8% of the total issued and outstanding Common Shares as at that date less those shares issuable under all other share-based awards compensation plans and Options outstanding on that date. The number of Common Shares that have been issued pursuant to the plan is 5,685,854. The number of Common Shares that have been issued pursuant to the Stock Option Plan as a percentage of the issued and outstanding Common Shares as at December 31, 2019, is 1.08%.

A more detailed description of the provisions of the Stock Option Plan can be found at Schedule “H”.

The table below summarizes certain ratios as at December 31, 2019, 2018 and 2017 regarding the Stock Option Plan, namely dilution, burn rate and overhang. Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2019, 2018, and 2017 and burn rate is measured using the weighted average number of Common Shares outstanding during the relevant fiscal years as noted.

Dilution	December 31, 2019	December 31, 2018	December 31, 2017
Total number of Options outstanding divided by
total number of Common Shares outstanding as at
	0.67%	1.29%	1.56%
the end of the fiscal year noted.

Burn Rate
Total number of Options granted in a fiscal year divided by	0.22%	0.25%	0.61%
the weighted average number of Common Shares outstanding

during the period noted.[1,2]
Overhang
Total Options outstanding plus the number of Options available	6.76%	5.95%	5.68%
to be granted pursuant to the Stock Option Plan, divided by
the total number of Common Shares outstanding as at the
end of the fiscal year noted.[3]

1.
The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook, as such may be amended or superseded from time to time.

2.	The total number of Options granted in each fiscal year was as follows: 2019 – 1,113,775; 2018 – 1,166,717; 2017 – 2,328,343.

3.	The total number of Common Shares that can be issued under the Stock Option Plan as of December 31, 2019, is 31,937,766 including Common Shares issuable under granted and outstanding Option awards.

Algonquin Power & Utilities Corp.	64

The Share Unit Plan

The objectives of the Share Unit Plan are to: (i) promote alignment between employees of the Corporation and the growth objectives of the Corporation; (ii) associate a portion of participating employees’ compensation with the performance of the Corporation over the long-term; and (iii) retain critical employees to drive the business success of the Corporation. In 2019, awards under the Share Unit Plan made up 75% of the target long-term compensatory value for each of the NEOs.

The maximum number of Common Shares that are issuable under the Share Unit Plan to pay awards is limited to an aggregate of 7,000,000 Common Shares, (representing approximately 1.34% of the issued and outstanding Common Shares as at December 31, 2019). As at December 31, 2019, 624,755 Common Shares have been issued for PSUs and RSUs that have vested and paid out in the form of Common Shares representing 0.12% of the issued and outstanding Common Shares as at that date. As at December 31, 2019, 6,375,245 additional Common Shares are available to be issued to redeem vested PSUs and RSUs issued or to be issued under the Share Unit Plan, representing 1.22% of the issued and outstanding Common Shares as at that date.

Grants may be made under the Share Unit Plan to executives or other employees of the Corporation or of any affiliate of the Corporation. For the purpose of the Share Unit Plan, an “affiliate” is any corporation, partnership or other entity: (i) in which the Corporation, directly or indirectly, has majority ownership interest; or (ii) which the Corporation controls.

The Share Unit Plan is administered by a committee consisting of designated executives of the Corporation or its relevant affiliates except that in respect of any grants made to such designated executives (including the NEOs), the committee designated as the administrator is the HRCC (in either case, referred to below as the “Plan Committee”).

A more detailed description of the provisions of the Share Unit Plan can be found at Schedule “I”.

Each PSU or RSU awarded represents the opportunity to receive one Common Share (issued from treasury or purchased on the secondary market), or a cash equivalent payment (at the election of the Corporation), at the end of the performance or vesting period for the award, generally three (3) years (the “Performance Period”), subject to the achievement of established performance criteria for each year during the Performance Period in the case of PSUs. The performance criteria applicable to PSU awards granted prior to 2017 consist of three factors, with the relative weightings noted: (i) achieved efficiency metrics (85%); (ii) achievement of safety record relative to industry benchmark performance (10%); and (iii) achieved customer satisfaction survey scores (5%). For awards granted commencing in 2017, a performance modifier has been added based on the cumulative TSR achieved by the Corporation during the three-year Performance Period relative to the S&P/TSX Capped Utilities Index. If the TSR achieved by the Corporation over the Performance Period relative to the TSR for the S&P/TSX Capped Utilities Index (“Index Group”) for the same period is between the 25th and the 75th percentile performance achieved by the Index Group companies, the vested value of the PSU award will not change. If TSR performance of the Corporation is at or below the 25th percentile performance of the Index Group companies, the units vested will be reduced to 80% of the units that would have vested. If the TSR performance is at or above the 75th percentile of the performance of the Index Group companies then the units vested will increase to a 120% payout of the vested units. In the latter case, there will be no increase applied where TSR performance is negative over the calculation period despite strong relative performance when compared to the Index Group.

If the achievement for any one particular performance criteria is above target for the Performance Period, the award payout can be increased to a maximum weighting as follows: (i) efficiency (170%); (ii) safety metrics (20%); and (iii) customer satisfaction (7.5%).

2020 Management Information Circular	65

The actual number of units that will vest is determined as follows:

Performance criteria (calculated over three-year period)		Units granted		Relative TSR performance		Final share units vested

Efficiency	Safety	Customer	Units	Units issued	TSR
factor	factor	factor	granted	for dividends	modifier
0 -1.70	0 -0.20	0.025-0.075		paid	80% - 120%

The performance metrics achieved during Performance Period from January 1, 2017 to December 31, 2019 for the 2017 PSU awards which vested on December 31, 2019, were:

	Target	Weighting	Three-year average achieved	Calculation[1]	Achieved factor
Performance Factor, Efficiency	100 points	85%	126 points	126	1.02
Performance Factor, Safety	2.03 RIR	10%	0.99 RIR	0.99	0.10
Performance Factor, Customer Service	80%	5%	79%	99	0.05
Total Performance Factor Score					1.17
TSR Modifier X 120%					1.40

1.	See performance scale information on page 67.

The overall performance factor applied to the 2017 PSU awards vested was 1.17x the accrued units awarded as at the vesting date (accrued units include the original number of units awarded together with units accreted due to dividends paid during the Performance Period or, if applicable, the period after the Performance Period and until award payout). This factor increased a further 20% due to TSR performance during the Performance Period. Accordingly, the 2017 PSU grants vested at 1.61x the original units awarded (or 1.4x accrued units) when taking into account performance against objectives, relative TSR performance and units issued for dividends. The vested value, based on the December 31, 2019 closing price on the TSX of $18.37 per Common Share, represented 2.59x the original grant date value. These results reflect the strong performance of the Corporation achieved during the three-year Performance Period. During the Performance Period, cumulative TSR of 85.1% was achieved, revenues grew by 97% to US$1.6 billion from US$0.8 billion, Adjusted EBITDA grew 134% to US$838.6 million from US$358.9 million, and total assets grew by 76% to US$10.9 billion from US$6.2 billion.

Algonquin Power & Utilities Corp.	66

2017 PSU Award Performance Results

For the 2017 PSU grants made to NEOs which vested as at December 31, 2019, the performance metrics achieved during the Performance Period from January 1, 2017 to December 31, 2019 were as follows.

Average Efficiency Achievement over Three Years

This factor has a target weighting of 85% (max 170%) and represents the average of the total points achieved in each year of the three-year Performance Period for financial and efficiency metrics established for the annual corporate scorecard.

Minimum	> 0 and	> 20 and	> 40 and	> 60 and	> 80 and	> 120 and	> 140 and	> 160 and	> 180 and	Maximum
<= 0	<= 20	<= 40	<= 60	<= 80	<= 120	<= 140	<= 160	<= 180	<= 200	>	200
(0 Points)	(0.17 Points)	(0.34 Points)	(0.51 Points)	(0.68 Points)	(0.85 Points)	(1.02 Points)	(1.19 Points)	(1.36 Points)	(1.53 Points)	(1.70	Points)

Achievement Factor: 1.02 Points (2019 Actual: 125.8)

Safety Performance Achievement Factor

This factor has a weighting of 10% (max 20%) and represents the Corporation’s achieved Occupational Safety and Health Administration (“OSHA”) Recordable Incident Rate (“RIR”) relative to the OSHA Average RIR over the Performance Period.
Minimum	<= 1.30 x	<= 1.20 x	<= 1.05 x	<= 0.95 x	<= 0.80 x	Maximum
<= 1.3 x	>= 1.20	>= 1.05	>= 0.95	>= 0.80	>= 0.70	<= 0.70 x
(0 Points)	(0.090 Points)	(0.095 Points)	(0.100 Points)	(0.105 Points)	(0.110 Points)	(0.200 Points)

Achievement Factor: 0.10 Points (2019 Actual: 0.99)

Customer Service Achievement Factor

This factor has a weighting of 5% (max 7.5%) and represents the average score achieved for customer service levels relative to the targets established for the year.
Minimum	= 50%	> 50% and	> 60% and	> 70% and	> 80% and	> 90% and	> 110% and	> 120% and	> 130% and	> 140% and	Maximum
<= 50%		<= 60%	<= 70%	<= 80%	<= 90%	<= 110%	<= 120%	<= 130%	<= 140%	<= 150%	> 200
(0 Points)	(0.025 Points)	(0.030 Points)	(0.035 Points)	(0.040 Points)	(0.045 Points)	(0.050 Points)	(0.055 Points)	(0.060 Points)	(0.065 Points)	(0.070 Points)	(0.075 Points)

Achievement Factor: 0.05 Points (2019 Actual: 98.5)

Total Shareholder Return Modifier Factor

This factor modifies the total units to be received by a factor between 80% and 120% depending on the relative performance of the Corporation’s total shareholder return (“TSR”) over the Performance Period
Threshold	as compared to the S&P/TSX Capped Utilities Index TSR for the same period.
Performance = P25	P50	Maximum >= P75
Relative to Index	Relative to Index	Relative to Index
80% Payout	100% Payout	120% Payout

Achievement Factor: >= P75 (2019 Actual: 120% Payout)

Total performance factor with TSR modifier	1.4x

2020 Management Information Circular	67

Bonus Deferral Program

With a view to facilitating increased share equity ownership among senior leaders, the Board approved a bonus deferral program for eligible Canadian employees of the Corporation commencing in 2017. Under this program, employees who hold positions in the Corporation and its affiliates above the level of senior manager (including the CEO and other NEOs) are eligible to participate. Eligible employees may elect prior to any calendar year to defer up to 100% of their annual short-term cash incentive payment and receive the deferred amount in RSUs issued under the Share Unit Plan. RSUs issued under this program are fully vested and will be settled in treasury shares of the Corporation. Any bonus amount deferred is tax-deferred until the issued RSUs are settled. A participating employee may elect at any time after issuance of the RSUs to have them settled at a specified date in the future selected by the employee within the timeframes permitted under the program. The program allows for settlement of RSUs to be deferred for a period ending no later than December 31 of the second year following retirement or termination of employment.
In the event the employee does not make an election to settle outstanding units they will automatically be settled no later than December 31 of the second year following retirement or termination of employment. Employees receive additional RSUs in an amount equivalent to any dividend payable on an equivalent number of Common Shares during the period up to the settlement date of the RSUs. The additional RSUs issuable to reflect dividend payments are issued at the Market Value (as such term is defined in the Share Unit Plan) on the relevant dividend payment date in accordance with the Share Unit Plan.

The table below summarizes certain ratios as at December 31, 2019, 2018 and 2017 regarding the Share Unit Plan, namely dilution, burn rate and overhang. Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2019, 2018 and 2017 and burn rate is measured using the weighted average number of Common Shares outstanding during the relevant fiscal years as noted.

	December 31, 2019	December 31, 2018	December 31, 2017
Dilution
Total number of PSUs/RSUs outstanding divided by total	0.51%	0.28%	0.22%
number of Common Shares outstanding as at the end of

the fiscal year noted.

Burn rate
Total number of PSUs/RSUs granted in a fiscal year divided by	0.30%	0.16%	0.20%
the weighted average number of Common Shares outstanding

during the fiscal period.[1,2]
Overhang
Total PSUs/RSUs outstanding plus the number of units	1.22%	1.34%	1.55%[3]
available to be granted pursuant to the Share Unit Plan,
divided by the total number of Common Shares outstanding
as at the end of the fiscal year noted.[3]

1.
The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook, as such may be amended or superseded from time to time.

2.
The total number of PSUs/RSUs granted in each fiscal year (net of awards forfeited during the relevant year) was as follows: 2019 – 1,364,251; 2018 – 729,879; 2017 –746,926. The figures include additional units earned due to dividends paid on Common Shares during the relevant year.

3.
The total number of Common Shares that can be issued for vested PSU/RSUs as of December 31, 2019 is 6,375,245 (7,000,000 less 624,755 Common Shares issued as at December 31, 2019 to redeem prior awards.)

4.	In 2017, Shareholders approved an increase in the maximum number of treasury shares issuable under the Share Unit Plan to 7,000,000 from 500,000.

Algonquin Power & Utilities Corp.	68

The Employee Share Purchase Plan

The Corporation’s employee share purchase plan (“ESPP”) is intended to enable eligible employees (which includes NEOs) to acquire Common Shares in a convenient and systematic manner, so as to encourage continued employee interest in the operation, growth and development of the Corporation, as well as to provide an additional investment opportunity to eligible employees of the Corporation and its subsidiaries.

On June 21, 2011, Shareholders approved the adoption of the ESPP. The ESPP was amended by the Board on May 12, 2016, April 1, 2018 and February 27, 2020. The amendments in February 2020 were enacted to: (i) clarify administration of the ESPP with respect to employees eligible to participate in the ESPP who are resident outside of the U.S. and Canada; (ii) make explicit reference to restrictions already applicable to ESPP participants under the Corporation’s Insider Trading Policy; (iii) clarify that employees of all subsidiaries of the Corporation shall be eligible for participation in the ESPP unless designated by the Board as ineligible to participate; (iv) adopt certain amendments to the amending provision of the ESPP in order to better align with current corporate governance “best practices”; and (v) make certain amendments of a housekeeping nature. These changes were approved by the TSX and were within the authority of the Board under the amending provision of the ESPP and therefore did not require Shareholder approval.

The current fixed maximum number of Common Shares issuable under the ESPP is 2,000,000 Common Shares, representing approximately 0.38% of the issued and outstanding Common Shares as at December 31, 2019. As of December 31, 2019, a total of 1,285,789 Common Shares have been purchased by employees under the ESPP representing 0.25% of the issued and outstanding Common Shares as at December 31, 2019 and a total of 714,211 Common Shares remain available for purchase under the ESPP as of that date (representing 0.14% of the issued and outstanding Common Shares as of December 31, 2019). If Shareholders approve the ESPP Resolution, the maximum number of Common Shares that are issuable under the ESPP will increase to 4,000,000 Common Shares, representing approximately 0.76% of Common Shares outstanding as of the date of this Circular.

All regular full-time and part-time employees of the Corporation (including employees of subsidiaries of the Corporation) are eligible to participate in the ESPP. Participants in the ESPP accumulate funds for the purchase of Common Shares through payroll deduction. For employees who are resident in Canada or who otherwise qualify as Canadian dollar participants under the ESPP, the Corporation will match 20% of the first $5,000 contributed by the employee and 10% of the next $5,000 contributed by the employee, for a maximum matching contribution of $1,500 annually. For employees who are resident in the United States or who have been designated by the Corporation as U.S. dollar participants under the ESPP, the Corporation will match 20% of the first US$5,000 contributed by the employee and 10% of the next US$5,000 contributed by the employee, for a maximum matching contribution of US$1,500 annually.

On or about the first business day following the processing of an employee’s payroll, all contributions received in respect of each participant shall be paid in full on behalf of such participant to purchase Common Shares from treasury or, at the election of the Corporation, through market purchases carried out by an independent broker through the facilities of the TSX or NYSE. For employees who are resident in Canada or otherwise qualify as Canadian dollar participants under the ESPP, the Common Shares will be issued from treasury at a price equal to the volume-weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the purchase date. For employees who are resident in the United States or who have been designated by the Corporation as U.S. dollar participating under the ESPP, the Common Shares will be issued from treasury at a price equal to the volume-weighted average trading price of the Common Shares on the NYSE for the five trading days immediately preceding the purchase date. Where the Corporation determines that all or a portion of Common Shares purchased by participants shall be acquired through market purchases, an equivalent number of Common Shares will be acquired on the applicable market (with any shortfall from contributions for the purchase of such Common Shares being contributed by the Corporation and any excess being available to the Corporation to apply against costs of administering the ESPP).

2020 Management Information Circular	69

Under the ESPP, together with any other security-based compensation arrangements of the Corporation, the Common Shares reserved for issuance to insiders cannot exceed 10% of the outstanding Common Shares, and the number of Common Shares issued to insiders within a one-year period cannot exceed 10% of the outstanding Common Shares.

The ESPP does not set out a maximum number of Common Shares that may be issued to an individual employee; however, eligible Canadian and U.S. based employees may only contribute up to a maximum of $10,000 per year or US$10,000, respectively, in any given year which has the effect of limiting the number of Common Shares that may be issued to any one individual under the ESPP.

The ESPP can be amended by the Board at any time, without the approval of the Shareholders, provided that amendments to: (a) increase the number of Common Shares reserved for issuance from treasury under the ESPP; (b) add additional categories of persons eligible to participate under the ESPP;
(c) eliminate or decrease the limitations on insider participation set forth above; (d) increase the amount of the contributions of the Corporation under the ESPP, provide for Common Shares to be purchased at a discount, increase the amount of any such discount or otherwise provide for any additional form of financial assistance to participants; or (e) amend the amending provision of the ESPP to eliminate a matter listed as requiring Shareholder approval, will in each case require Shareholder approval.
The interest of any participant under the ESPP is not assignable either by voluntary assignment or by operation of law except upon death or upon mental incompetency. Upon the termination of employment of any participant under the ESPP for any reason whatsoever, all Common Shares held in such participant’s account under the ESPP shall be released to such participant.

The table below summarizes certain ratios as at December 31, 2019, 2018, and 2017 regarding the ESPP, namely, burn rate and overhang. Overhang is measured as a percentage of the total number of Common Shares outstanding as of December 31, 2019, 2018, and 2017 and burn rate is measured using the weighted average number of Common Shares outstanding during the relevant fiscal years as noted.

Burn rate	December 31, 2019	December 31, 2018	December 31, 2017
Total number of Common Shares issued from treasury	0.05%	0.05%	0.07%
under the ESPP in the fiscal year divided by the weighted
average number of Common Shares outstanding during
the relevant period noted.[1,2]
Overhang
Total Common Shares available for purchase by employees	0.14%	0.20%	0.28%
pursuant to the ESPP, divided by the total number of Common

Shares outstanding.3

1.
The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook, as such may be amended or superseded from time to time.

2.	The total number of Common Shares issued for employee purchases under the ESPP during the fiscal years noted were as follows: 2019 – 253,538; 2018 – 252,698; 2017 – 283,523.

3.
The current fixed maximum number of Common Shares issuable under the ESPP is 2,000,000. As at December 31, 2019, 1,285,789 Common Shares have been issued, with an additional 714,211 Common Shares being available for purchase by employees under the ESPP.

Algonquin Power & Utilities Corp.	70

The Defined Contribution Pension Plan

Effective May 1, 2016, APUC established a defined contribution pension plan for its Canadian employees including the NEOs (the “Pension Plan”). Under the Pension Plan, the Corporation contributes 6% of eligible earnings up to the annual limit established by Canada Revenue Agency (“CRA”) on behalf of each NEO. No matching contributions are required by participants who are NEOs. For Canadian employees other than the NEOs and certain other members of the Corporation’s executive team, the Corporation provides an annual contribution of 2% of eligible earnings and matches up to an additional 2% of eligible earnings contributed by the employee up to a maximum contribution to the annual limit established by the CRA. Eligible earnings under the Pension Plan are defined as the annual base salary of the NEO. The Pension Plan is administered on behalf of the Corporation by a major Canadian life insurance company. Prior to the establishment of the Pension Plan, the Corporation provided an employee savings program with the same contribution levels through a deferred profit sharing plan (“DPSP”) and did not have a Canadian pension plan for Canadian employees. The DPSP plan was closed upon the establishment of the Pension Plan.

Under the Pension Plan, employees may retire by ending active employment at any time after reaching the age of 55. Upon retirement, the retired employee will receive retirement income through the purchase of a life or joint life annuity. The amount of retirement income will be dependent upon the accumulated value of the participant’s account in the Pension Plan. There are a number of defined benefit pension plans in place for employees of U.S. operating affiliates of the Corporation. None of the NEOs or members of the Corporation’s executive team are eligible to participate in the pension programs offered by the Corporation’s affiliates.

Supplemental Executive Retirement Plan

The Corporation established a Supplemental Executive Retirement Plan (“SERP”) effective January 1, 2016, in order to provide a retirement savings program for senior management that was aligned with market practices in Canada. Under the SERP, the Corporation accrues annually an amount for eligible executives, including the NEOs, equivalent to 12% of eligible earnings less any amounts contributed to the Pension Plan during the year. The SERP is an unfunded program under which no annual contributions are funded by the Corporation with future amounts owing payable from the general revenues of the Corporation. Under the SERP, eligible earnings are the amount of annual base salary and annual cash incentive amount earned by the participant. Upon cessation of employment with the Corporation, a participant under the SERP receives at their election either a one-time taxable lump sum payment or a series of annual taxable payments for a period not exceeding 15 years with an equal present value. Accrued amounts in the SERP are credited or debited annually by an amount equivalent to the annual return or loss achieved in the Pension Plan, based on the investment mix selected by the participant.

The following table shows the accumulated value from January 1, 2019, to December 31, 2019, for each NEO under the Pension Plan and the SERP.

	Accumulated value		Non-compensatory	Accumulated value
Name	at start of year	Compensatory change[2]	change[3]	at end of year
Ian Robertson	$623,039	$325,224	$11,296	$959,559
Chris Jarratt	$408,332	$240,547	$14,201	$663,080
David Bronicheski	$305,349	$149,501	$11,417	$466,267
Johnny Johnston[1]	$0	$52,054	$1,285	$53,339
Jeff Norman	$185,956	$116,612	$12,946	$185,956

1.	Mr. Johnston commenced employment with the Corporation during 2019 and, accordingly, a nil opening balance is shown.

2.	Includes Pension Plan contributions, and unfunded SERP contributions and credits.

3.
Non-compensatory amount is the amount of annual investment value increase/decrease achieved by a participant in the Pension Plan based on a participant’s individual investment product mix elected in the program.

2020 Management Information Circular	71

Other Executive Benefits

The Corporation provided executives with additional benefits in accordance with the compensation program objectives and for the purpose of retention and motivation. As part of their compensation, the NEOs are eligible to receive some or all of the following:

•	Life and Accidental Death and Dismemberment Insurance coverage;

•	Medical expenses and medical insurance reimbursements;

•	Monthly car allowance, as applicable;

•	Health and wellness coverage; and

•	A fitness allowance for a recreational and/or social club.

Some of these items are considered as taxable benefits. The monetary value of the benefits is reported in the “Summary Compensation Table” on page 78.

Clawback Policy

The HRCC implemented a clawback policy effective January 1, 2016, applicable to all “Executive Officers” (as that term is defined under applicable securities legislation in Ontario). The policy provides that: (i) where there is a restatement of the financial results of the Corporation for any reason (other than a restatement caused by a change in applicable accounting rules or interpretations); and (ii) the senior executive was negligent or engaged in fraud or intentional illegal conduct which was related to the restatement of the financial results, the HRCC has the ability in its discretion to recoup amounts paid or awarded to the executive officer as performance based compensation in the event that the compensation would have been lower based on the restated financial results. Compensation awards made after January 1, 2016, in respect of all financial years following that date are subject to recoupment looking back three fiscal years preceding the year in which the decision to recoup is made.

Algonquin Power & Utilities Corp.	72

Executive Share Ownership Guideline

To align the interests of senior management with the interests of Shareholders, Corporation share ownership guidelines were introduced for NEOs and senior management in 2013. Effective February 27, 2020, the Executive Share Ownership Guideline was amended to, among other things, increase the level of required equity ownership. Ownership criteria is defined in terms of a multiple of the executive’s base salary. The following table summarizes the ownership guidelines effective in 2019 and the guidelines effective following the February 27, 2020 amendments:

Executive target	Ownership requirements effective in 2019	Current ownership requirements
Chief Executive Officer, Vice Chair	3x base salary	7x base salary[1]
President	2x base salary	4x base salary
Chief Financial Officer	2x base salary	3x base salary
Other NEOs and designated executives	1x base salary	2x base salary

1.
The share ownership requirement for Mr. Robertson, the CEO, is set at $5,000,000 upon the grant of RSUs pursuant to a retirement agreement between the Corporation and Mr. Robertson. See discussion under the heading “Retirement Agreements” on page 86.

Effective as of February 27, 2020, the Executive Share Ownership Guideline provides a transition period ending on the later of: (i) five (5) years from the date of hire; or (ii) December 31, 2024 for executive management to achieve the share ownership requirement; however, notwithstanding the foregoing, each member of the executive management team is expected to hold Common Shares and/or vested RSUs valued at a minimum of 10% of their base salary within the first year of joining the Corporation or transitioning to an executive management position. The calculation of equity ownership includes Common Shares and vested RSUs. At least 33% of the ownership requirement must be met with direct or indirect holdings of Common Shares. In the event an executive falls out of compliance with the requirement due to a decline in the Common Share price, such executive is allowed two years to restore compliance with the guidelines. For purposes of determining compliance during this two-year period, the individual executive’s Common Shares will be valued at the higher of cost or market value. Executives are required to hold and not sell net after-tax Common Shares issued in satisfaction of vested PSU awards until they have met the share ownership guidelines.

Compliance with the ownership guidelines is measured on the first trading day of each calendar year, using the base salary then in effect, and using a twenty (20) day trailing volume-weighted average price of the Common Shares on that day. The table below demonstrates each NEO’s compliance with the share ownership guidelines in effect in 2019, based on ownership of Common Share and/or share equivalent ownership as of January 2, 2020. The estimated value is calculated using a share price of $18.69, which is the 20-day trailing volume-weighted average price of the Common Shares on the TSX as at the first trading day of the calendar year, in this case, January 2, 2020.

	Base	Multiple of	Ownership	Shares/share	Estimated	Ownership	Target
NEO[3]	salary	base salary[1]	guideline value	equivalents[2]	value	achieved	status
Ian Robertson	$938,400	3x	$2,815,200	1,338,735	$25,015,736	26.7x	✔
Chris Jarratt	$656,880	3x	$1,970,640	1,262,212	$23,585,820	35.9x	✔
David Bronicheski	$514,000	2x	$1,028,000	643,146	$12,017,890	23.4x	✔
Johnny Johnston	$451,000	1x	$451,000	88,114	$1,646,507	3.7x	✔
Jeff Norman	$400,000	1x	$400,000	136,823	$2,556,688	6.4x	✔

1.
Effective February 27, 2020, the Board increased the share ownership guidelines for members of the Corporation’s executive team including the NEOs. The new requirements are based upon the following multiples of base salary: CEO and Vice Chair (7x); President (4x); CFO (3x); and all other executives (2x). The amendments also limit the eligible classes of holdings to be considered as equity equivalents. Under the new guideline only vested RSUs held are considered Common Share equivalents. Under the prior guideline, unvested PSUs and RSUs were considered as equity equivalents. Executives have until the end of the calendar 2024 to achieve the new holding requirements. If the new requirements were in place during 2019, each of the CEO, the Vice Chair, the CFO and the CDO would have met the new requirements and the COO would have met the interim holding requirement.

2.	Includes Common Shares held and vested and unvested PSU and RSU awards.

2020 Management Information Circular	73

Equity Compensation Plan Information

The table below indicates the number of securities to be issued under the Corporation’s equity compensation plans, the weighted-average exercise price of Options issued under the Stock Option Plan, and the number of securities remaining available for future issuance under equity compensation plans as of December 31, 2019. There are no equity-based compensation plans not approved by Shareholders.

	Number of Securities	Weighted-average	Number of Securities
Equity Compensation Plan	to be Issued Upon Exercise	Exercise Price	Remaining Available for
	or Settlement of	of Outstanding	Future Issuance Under
Category	Outstanding Securities	Options	Equity Compensation Plans[3]
Plans approved by security holders
Stock Option Plan	3,523,912	$13.09	28,413,954
Share Unit Plan	2,674,433[1]		3,969,261[2]
ESPP	N/A		714,211
DSU Plan	460,418	-	539,582
Total	6,658,763	$13.09	33,637,008

1.	This represents granted PSU and RSU awards that have not yet settled or vested.

2.	Total is calculated as 7,000,000 less the awards set out in the first numerical column above and less treasury shares issued to settle PSUs and RSUs settled to December 31, 2019.

3.	Amounts exclude the number of securities reflected in the column headed “Number of Securities to be Issued Upon Exercise or Settlement of Outstanding Securities” column.

Performance Graph

The following performance graph compares the Corporation’s cumulative TSR, assuming an investment of $100 and reinvestment of dividends, for its Common Shares with that of the S&P/TSX Capped Utilities Index and the S&P/TSX Composite Index for the five-year period commencing January 1, 2015.

Algonquin Power & Utilities Corp. Relative Performance
Value of $100 invested on January 1, 2015 (assumes reinvestment of all dividends)

	January 1,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2015	2016	2017	2018	2019
APUC Share Price (TSX)	100	118.97	130.28	168.12	172.65	241.20
S&P/TSX Composite Index	100	91.68	111.01	121.11	110.34	135.59
S&P/TSX Capped Utilities Index	100	96.52	113.51	125.57	115.91	159.37

In 2019, the TSR for the Corporation was 39.7% (compared with 22.9% for the S&P/TSX Composite Index and 37.5% for the S&P/TSX Capped Utilities Index).

Algonquin Power & Utilities Corp.	74

Total Shareholder Return vs. NEO Compensation

Annually, the Corporation undertakes an analysis of the alignment between the CEO and the other NEOs’ total compensation and the experience of Shareholders. The analysis looked at the NEOs’ total compensation using the first full year in which the Corporation had converted from an income trust (2010) as the basis for comparison. The total NEO compensation results were then compared to the Shareholder experience, as measured by TSR over the same periods. The analysis concluded that the Corporation’s compensation framework provided an alignment between the NEOs’ compensation and the Shareholder experience over the measured periods.
Between January 1, 2011, and December 31, 2019, the Shareholders’ experience, as measured by the TSR on an annual basis each calendar year, averaged 21.7%. During the same period, APUC’s assets grew from $0.98 billion to $14.5 billion and revenue grew from $0.18 billion to $2.2 billion. The annual CEO and NEO compensation percentage increases as measured by the target TDC established for the same periods averaged approximately 21.2% and 19.3%, respectively. The actual value of TDC will vary depending on actual performance and share value, promoting alignment of realized compensation with Shareholder experience. The following presents the comparison over the periods of interest:

	Compensation	Average Compensation	Annual TSR
Period	Adjustment for CEO[1]	Adjustment for NEO Team[1]	(Including Dividend Re-investment)
2011	2.0%	13.4%	34.1%
2012	44.3%	16.4%	11.5%
2013	19.4%	37.3%	12.4%
2014	18.0	12.4%	37.1%
2015	10.1%	9.9%	19.0%
2016	64.7%[2]	53.3%	9.5%
2017	23.0%[2]	21.7%	29.1%
2018	7.0%	4.1%	2.7%
2019	2.0%	5.0%	39.7%
Average	21.2%	19.3%	21.7%

1.
A portion of these amounts relates to long-term incentives. Calculation of value of long-term incentives is based on grant date values. The actual value of these amounts is tied to future Corporation and individual performance as well as continuing Shareholder returns.

2.
These percentages reflect adjustments by the HRCC over 2016 and 2017 that were made to further align TDC for the CEO and other NEOs to the market median of the benchmark comparator group for the periods.

Algonquin’s compensation philosophy has a significant component of NEO compensation consisting of long-term incentives (grants of PSUs and Options), which are designed to focus executives on the long-term success of the Corporation.

These long-term incentives are directly affected by changes in Algonquin’s Common Share price and Algonquin’s TSR.
This helps create a direct correlation between the Shareholder experience and the compensation paid to senior executives.

APUC Performance 2010-2019

1.	Asset amounts from 2010-2015 converted from CAD to USD using the end of year exchange rates as posted by the Bank of Canada.

1.	Dividend amounts from 2010-2014 converted from CAD to USD using the average annual exchange rates as posted by the Bank of Canada.

2020 Management Information Circular	75

Executive Compensation Information

2019 Executive performance highlights

The following summarizes the key achievements of the CEO and the other NEOs during 2019:

Mr. Robertson has served as the CEO of the Corporation since 2009. During his tenure as CEO,the Corporation has delivered consistent growth in assets, revenues, and strong TSR performance. Since January 1, 2011, average annual TSR of 20.9% has been delivered and total assets have grown from $0.98B to $14.5B. During 2019, the following was achieved:

•	TSR of 39.7% was achieved as compared to a TSR for the S&P/TSX Composite Index and S&P/ TSX Capped Utilities Index as detailed below:		•	The acquisition of New Brunswick Gas and St. Lawrence Gas were completed;
	- AQN (TSX)	39.7%	•	Definitive agreements were entered into for the acquisition of the Bermuda Electric Light Company and New York American Water;
	- S&P/TSX Composite	22.9%
	- S&P/TSX Capped Utilities	37.5%

•	Annual Adjusted EBITDA of US$838.6 million was achieved, an increase of 4% from 2018;		•	The Board approved another 10% increase in the annual dividend on APUC Common Shares; and

•	Annual Adjusted Net Earnings of US$321.3 million were achieved, an increase of 3% from 2018;		•	Provided key leadership support across the Corporation.

Mr. Jarratt has served as Vice Chair of the Corporation since 2009. During his tenure in this role, Mr. Jarratt has made a significant contribution to the development and execution of the strategy of the Corporation and the development of the Board of Directors and corporate governance practices of the Corporation. Mr. Jarratt is a member of the Board of Directors and a member of the management executive team which has consistently built Shareholder value during his tenure. During 2019, Mr. Jarratt’s accomplishments include the following:

•	Assisted the Corporate Governance Committee in its continuous improvement of our governance practices as evidenced by improved governance rankings from a number of third-party assessors;	•	Collaborated with the CEO and the Board of Directors in the development and execution of the long-term strategy of the Corporation; and

•	Provided guidance and assistance in the resolution of a broad spectrum of strategic growth and commercial issues facing the Corporation;	•	Provided key leadership support across the Corporation.

Algonquin Power & Utilities Corp.	76

Mr. Bronicheski has served as Chief Financial Officer of the Corporation (and its predecessor) since 2007. During 2019, Mr. Bronicheski had the following accomplishments:

•	Successfully led the Corporation’s first equity offering direct to the U.S. equity capital markets raising US$354.4 million of new equity;	•	Maintained strong consolidated credit metrics to support the Corporation’s BBB investment grade credit ratings;

•	Successfully led the Corporation’s inaugural Green Bond issuance raising $300 million to finance renewable energy projects;	•	Collaborated with the CEO and the Board of Directors in the development and execution of the long-term strategy of the Corporation; and

•	Renegotiated new and extended bank credit facilities totaling over US$600 million to secure appropriate liquidity for the Corporation;	•	Provided key leadership support across the Corporation.

Mr. Johnston joined the Corporation as Chief Operations Officer during 2019. During 2019, Mr. Johnston had the following accomplishments:

•
Delivered better than industry average safety metrics in Lost Time Injury, Recordable Incident and Motor Vehicle Accident rates; achieving a 69% year-on-year improvements in Lost Time Injury Rate performance;
•
Completed a $512 million capital investment program, a 46% increase on the prior year, improving the resilience of our infrastructure for customers and reinforcing the organic growth of the regulated services business;

•
Achieved regulatory outcomes in eight rate cases and obtained required approvals to start construction of the 600MW of wind generation projects in the Customer Savings Plan and finalized plans for the closure of Asbury coal plant;
		•	Implemented an operational excellence program across the non-regulated generation portfolio that supported delivery of better than budgeted availability and operating cost performance; and

•	Improved JD Power customer satisfaction scores by 4% year-on-year across the organization;	•	Provided key leadership support across the organization.

Mr. Norman has served as Chief Development Officer of the Corporation since 2015. Prior to that he was VP, Business Development since 2009. During 2019, Mr. Norman had the following accomplishments:

•	Advanced 694MW of 100% PTC wind projects to construction phase exceeding 600MW 2020 PTC goal;	•	Grew early stage North American development pipeline with addition of approximately 500MW of new wind and solar projects;

•	Secured 80MW Altavista Solar facility in Virginia and advanced Great Bay Solar II to construction;	•	Grew international development pipeline by securing approximately 200MW of new early-stage development projects; and

•	Advanced three projects comprising the 600MW Customer Savings Plan to construction;	•	Provided key leadership support across the Corporation.

•	Completed agreements to acquire in excess of $1 billion in new utility assets including Bermuda Electric Light Company, New York American Water and a number of smaller tuck-in investments;

2020 Management Information Circular	77

Summary Compensation Table

The following table sets forth information concerning compensation earned from the Corporation by each of the Corporation’s NEOs for the fiscal year ended December 31, 2019.

			Equity Incentive Plan		Non-Equity Incentive
			compensation		Plan compensation
						Long-
Name and			Share-	Option-	Annual	term
principal			based	based	Incentive	Incentive	Pension	All other	Total
position	Year	Salary	awards[2]	awards[3]	Plans[1]	Plans	value[4]	compensation	compensation
Ian	2019	$938,400	$1,653,925	$551,310	$1,116,696	-	$325,224	$35,743	$4,621,298
Robertson	2018	$920,000	$1,623,000	$540,500	$1,113,149	-	$192,662	$43,512	$4,432,823
CEO	2017	$900,000	$969,000	$967,500	$779,368	-	$256,682	$61,168	$3,933,718
Christopher	2019	$656,880	$1,157,744	$385,917	$761,981	-	$240,547	$24,482	$3,227,551
Jarratt	2018	$644,000	$1,135,050	$378,350	$780,993	-	$116,676	$25,554	$3,080,623
Vice Chair	2017	$630,000	$678,750	$677,250	$552,759	-	$174,933	$29,057	$2,742,749
David	2019	$514,000	$481,861	$160,625	$410,943	-	$149,501	$25,344	$1,742,274
Bronicheski	2018	$503,928	$473,933	$157,478	$458,881	-	$97,232	$25,784	$1,717,236
CFO	2017	$489,250	$307,281	$305,781	$344,131	-	$116,282	$23,011	$1,585,736
Johnny	2019	$451,000	$1,289,234	$112,750	$328,328	-	$52,054	$17,136	$2,250,502
Johnston	2018	-	-	-	-	-	-	-	-
COO	2017	-	-	-	-	-	-	-	-
Jeff	2019	$400,000	$700,028	$100,000	$286,000	-	$116,612	$19,769	$1,622,409
Norman	2018	$306,000	$160,650	$53,550	$655,792[5]	-	$71,354	$19,770	$1,267,116
CDO	2017	$300,000	$52,500	$157,500	$316,426	-	$63,917	$17,253	$907,596

1.	The annual incentive plan amounts represent the annual bonus paid under the STIP unless otherwise noted.

2.	Grant date fair value of Common Shares granted under APUC’s ESPP and units under the Share Unit Plan as calculated under the respective plans. Details are listed below.

Algonquin awarded the following PSUs to NEOs for 2019 (awarded March 31, 2019), 2018 (awarded March 31, 2018) and 2017 (awarded March 31, 2017). The number of PSUs that the NEOs will actually earn can vary from 0 to 197.5% of the original number of PSUs granted, depending on the Corporation’s performance against measures of efficiency, safety and customer service over a three-year Performance Period and for awards commencing in 2017, are also dependent upon the TSR achieved by the Corporation over the three-year Performance Period period relative to the TSR achieved by the S&P/TSX Capped Utilities Index. Units earned from dividends declared during the respective Performance Period are not included as grants below.

	2019	2018	2017
Ian Robertson	121,039	115,120	84,719
Chris Jarratt	84,727	80,584	59,303
David Bronicheski	35,264	33,540	26,775
Johnny Johnston	24,754	-	-
Jeff Norman	21,954	11,405	4,597
For purposes of compensation, the PSUs were valued using the market price on the first day of the Performance Period as calculated under the Share Unit Plan. For purposes of financial statement disclosure, the PSUs were valued using the closing market price on the grant date as set out in the table below. The table below shows the difference between the grant date value for compensation purposes and the grant date fair value used for purposes of financial statement disclosures which is due to the change in market price between those two dates.

	Grant Date Value	Grant Date Value for
	for Compensation	Financial Statement	Difference
Year	Purposes ($)	Disclosure ($)	Per Unit ($)
2019	13.66	15.26	1.60
2018	14.09	12.77	1.32
2017	11.42	12.70	1.28

Algonquin awarded the following RSUs to Mr. Johnston and Mr. Norman for 2019 (awarded March 4, 2019 and December 3, 2019 in the case of Mr. Johnston and December 3, 2019 in the case of Mr. Norman), 2018 (no awards), and 2017 (no awards). The number of RSUs that the NEOs will actually earn can vary due to the accretion of additional units during the award vesting period related to units earned based upon dividends declared during the respective period. Those additional accreted units are not reflected below. No other NEOs received RSUs that were compensation related during 2018 or 2017. Certain NEOs received RSU awards under the Bonus Deferral Plan.

	2019	2018	2017
Johnny Johnston	61,313	-	-
Jeff Norman	21,926	-	-

Algonquin Power & Utilities Corp.	78

Mr. Johnston received 36,591 RSUs upon joining the Corporation. These units are make-whole grants made to him at time of hire. This award vests January 6, 2022 on the third anniversary of Mr. Johnston’s first day of employment. Messrs. Johnston and Norman also received RSU award grants (24,722 units and 21,926 units respectively) in December, 2019. These units were awarded as retention grants vesting as to one-third of the grant on December 3 of 2020, 2021 and 2022 respectively. For purposes of compensation, the RSUs were valued using the market price at the time of grant as calculated under the Share Unit Plan. For purposes of financial statement disclosure, the RSUs were valued using the closing market price on the grant date as set out in the table below. The table below shows the difference between the grant date value for compensation purposes and the grant date fair value used for purposes of financial statement disclosures which is due to the change in market price between those two dates.

	Grant date value	Grant date value for
	for compensation	Financial Statement	Difference
Year	purposes ($)	disclosure ($)	per unit ($)
2019 –
March	13.66	14.99	1.33
Grant
2019 –
December	18.24	18.42	0.18
Grant

3.	Algonquin awarded the following Options to the NEOs for 2019 (awarded March 26, 2019), 2018 (awarded March 31, 2018) and 2017 (awarded March 31, 2017):

	2019	2018	2017
Ian Robertson	367,540	418,992	750,000
Chris Jarratt	257,278	293,294	525,000
David Bronicheski	107,083	122,075	237,040
Johnny Johnston	75,166	-	-
Jeff Norman	66,666	41,511	122,093
The HRCC reviewed estimates of the value of the Options on the grant dates that were prepared by Mercer. For valuation purposes, Mercer used the Black-Scholes Option pricing model with the following assumptions and a 10% minimum value relative to share price at the time of grant is used:

				Expected
	Dividend	Volatility	Risk-Free	Life	Exercise	Fair
Year	Yield (%)	(%)	Rate (%)	(Years)	Price ($)	Value ($)
2019	5.0	14.3	1.6	5.5	14.93	1.50*
2018	4.4	19.1	2.0	5.5	12.85	1.29
2017	4.9	22.2	1.2	5.5	12.77	1.29
* Adjusted for minimum 10% of share price at the grant date.

These accounting value assumptions differ from the compensation value assumptions in the calculations above. The difference per Option granted between the two models is presented in the following table:

		Grant date value
	Grant date value	for Financial
	for compensation	Statement	Difference
Year	purposes ($)	disclosure ($)	per unit ($)
2019	1.50	1.66	0.16
2018	1.29	1.41	0.12
2017	1.29	1.45	0.16

Under Mercer’s standard approach, the estimated life of the award is based on a safe harbour methodology which is shorter in term than the assumed term for accounting purposes. This difference in life affects the calculation of volatility and resulting fair value.

4.	Amounts shown are contributions made by the Corporation for individuals under the Pension Plan and Supplemental Executive Retirement Plan.

5.	Includes a one-time success bonus in the amount of $250,000 that was paid upon successful completion of a specific deliverable related to a key construction project.

2020 Management Information Circular	79

The following table sets out in detail “All Other Compensation” earned by the NEOs as reported in the Summary Compensation Table on page 78.

		Perquisites
		Car	Other	Insurance		Total All Other
Name	Year	Allowance	Perquisites[1,2]	Premiums	Other	Compensation
Ian Robertson	2019	$12,000	$12,503[3]	$11,240	$-	$35,743
	2018	$12,000	$20,272	$11,240	$-	$43,512
	2017	$12,000	$12,999	$36,169	$-	$61,168
Christopher Jarratt	2019	$12,000	$1,124	$11,358	$-	$24,482
	2018	$12,000	$2,195	$11,359	$-	$25,554
	2017	$12,000	$5,015	$12,042	$-	$29,057
David Bronicheski	2019	$12,000	$2,195	$11,149	$-	$25,344
	2018	$12,000	$2,195	$11,589	$-	$25,784
	2017	$12,000	$2,145	$8,866	$-	$23,011
Johnny Johnston[4]	2019	$10,962	$-	$6,174	$-	$17,136
	2018	$-	$-	$-	$-	$-
	2017	$-	$-	$-	$-	$-
Jeff Norman	2019	$11,400	$2,195	$6,174	$-	$19,769
	2018	$11,400	$2,195	$6,175	$-	$19,770
	2017	$11,400	$-	$5,853	$-	$17,253

1.	Other perquisites include medical cost reimbursements, health and fitness club membership, and tuition reimbursement.

2.	Insurance premiums include life, disability, and medical reimbursement plan amounts.

3.	Medical expenses reimbursement in 2019 of $2,984.

4.	Mr. Johnston joined the Company on January 6, 2019.

Algonquin Power & Utilities Corp.	80

Outstanding Option-Based Awards

The following table describes all Option-based awards as at December 31, 2019, for each NEO that is eligible for such award.

	Number of Common Shares			Value of unexercised
Name	underlying Options	Option exercise price	Option expiration date	in-the-money Options[1]
Ian Robertson	250,000[2]	$12.82	March 30, 2025	$1,387,500
	279,328[3]	$12.80	March 12, 2026	$1,555,857
	367,540[3]	$14.96	March 24, 2027	$1,253,311
Christopher Jarratt	175,000[2]	$12.82	March 30, 2025	$971,250
	195,530[3]	$12.80	March 12, 2026	$1,089,102
	257,278[3]	$14.96	March 24, 2027	$877,318
David Bronicheski	79,012[2]	$12.82	March 30, 2025	$438,517
	81,383[3]	$12.80	March 12, 2026	$453,303
	107,083[3]	$14.96	March 24, 2027	$365,153
Johnny Johnston	75,166	$14.96	March 24, 2027	$256,316
Jeff Norman	287,318[2]	$9.76	May 18, 2023	$2,473,808
	80,474[2]	$10.82	March 30, 2024	$607,579
	108,424[2]	$11.59	March 30, 2024	$735,115
	122,093[2]	$12.82	March 30, 2025	$677,616
	41,511	$12.80	March 12, 2026	$231,216
	66,666	$14.96	March 24, 2027	$227,331

1.	Values based on the closing price of Common Shares on the TSX on December 31, 2019 of $18.37.

2.	These options were exercised on March 9-10, 2020.

3.	These options were partially exercised on March 9, 2020.

2020 Management Information Circular	81

Outstanding Share-Based Awards

The following table describes all share-based awards1 as at December 31, 2019, for each NEO that is eligible for such award.

		Market or payout value of	Market or payout value of
	Number of shares or units of	share-based awards that	vested share-based awards
Name	shares that have not vested	have not vested[2,3]	not paid out or distributed[4]
Ian Robertson	250,218	$4,596,505	$2,506,733
Christopher Jarratt	175,152	$3,217,542	$1,754,721
David Bronicheski	72,901	$1,339,191	$792,225
Johnny Johnston	88,114	$1,618,654	$-
Jeff Norman	57,010	$1,047,274	$136,011

1.
Share-based awards include PSU awards granted annually as part of long-term incentive plans, RSUs granted as retention awards that vest over a 3-year period, and RSUs awarded at time of original hire as make-whole awards.

2.
Unvested share-based awards are shown as total outstanding PSUs and RSUs awarded including units accrued due to dividends attributed to an equivalent number of Common Shares that would have been paid during the period up to and including December 31, 2019.

3.
The market or payout value of unvested share-based awards is calculated based on an assumed performance factor of 1 (or target performance) and the closing price of the Common Shares on the TSX on December 31, 2019, of $18.37.

4.
These amounts represent PSUs awarded as annual long-term compensation grants in 2017. These PSUs vested on December 31, 2019 and were paid out on March 16, 2020. The value shown is calculated based on the closing price of the Common Shares on the TSX on December 31, 2019 of $18.37. The number of units vested represent 1.61x the number of original units granted based upon performance levels achieved and units attributable to dividends that would have been payable on the underlying Common Shares during the Performance Period and until the time of payout. Values shown are pre-tax.

Incentive plan awards – value vested or earned during the year

The following table describes all Option-based awards, share-based awards and non-equity incentives that vested, or were earned, during 2019 for each NEO.

			Non-equity incentive plan
	Option-based awards value	Share-based awards (PSU)	compensation –
Name	vested during 2019[1]	value vested during 2019[1,2]	value earned during 2019
Ian Robertson	$2,583,201	$2,506,733	$1,116,696
Christopher Jarratt	$1,808,243	$1.754,721	$761,981
David Bronicheski	$786,897	$792,225	$410,943
Johnny Johnston	$-	$-	$328,328
Jeff Norman	$302,940	$136,011	$286,000

1.	Option, PSU and RSU values are based on the closing price of the Common Shares on the TSX on December 31, 2019, of $18.37 per Common Share.

2.	The 2017 PSU awards vested at a rate of 1.61x the original units granted. The vested value as a multiple of the original grant value was 2.59x.

This increase has resulted from the following: the performance achieved during the three-year Performance Period, the growth in share price over that period and the value of additional units accrued based upon dividends paid on the underlying Common Shares during the Performance Period.

Algonquin Power & Utilities Corp.	82

Aggregate Option Exercise During 2019 and 2019 Option Values

The following table summarizes the number of Common Shares, if any, each NEO acquired pursuant to the exercise of Options in 2019, the aggregate value realized upon exercise, and the number of Common Shares covered by unexercised Options under the Stock Option Plan as at December 31, 2019.

The aggregate value realized upon exercise is the difference between the fair market value of the Common Shares on the exercise date and the exercise price of the Option. The value of unexercised in-the-money Options at year end is the difference between the exercise price of the Options and the fair market value of the Common Shares on December 31, 2019, which was $18.37.

					Value of
	Number of		Unexercised options		Unexercised in-the-Money
	shares for		at Dec. 31, 2019		Options at Dec. 31, 2019
	which options	Aggregate
Name	were exercised	value realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Ian Robertson	1,902,667	$8,920,931	512,178	384,690	$2,583,201	$1,613,467
Christopher Jarratt	1,372,153	$6,482,579	358,526	269,282	$1,808,243	$1,129,422
David Bronicheski	607,685	$2,853,372	155,399	112,079	$786,897	$470,082
Johnny Johnston	-	$-	25,056	50,110	$85,441	$170,875
Jeff Norman	-	$-	648,205	58,281	$4,724,039	$228,626

2020 Management Information Circular	83

CEO’s Compensation Look-Back

The information in this section is for the five-year period from January 1, 2015 to December 31, 2019. The table compares over a five-year period Mr. Robertson’s compensation disclosed in the summary compensation table to the realized and realizable value of each of the compensation elements and the TSR over the comparable periods.

Mr. Robertson has been Chief Executive Officer throughout the five-year period from January 1, 2015 to December 31, 2019. The PSU awards in 2018 and 2019 included in this table will not vest unless the performance criteria relating to those awards are met during the applicable Performance Period. The 2017, 2016, and 2015 PSU awards granted to Mr. Robertson vested January 1, 2020, January 1, 2019, and January 1, 2018, respectively.

Compensation earned / received	2019	2018	2017	2016	2015
Base Salary[1]	$938,400	$920,000	$900,000	$850,000	$629,000
Annual Short-Term Incentive Plan[2]	$1,116,696	$1,113,149	$779,368	$1,118,893	$572,440
PSUs[3]	$2,297,664	$2,298,840	$2,506,752	$819,159	$640,588
Value realized upon option exercise	$-	$727,649	$2,595,000	$3,439,338	$2,158,944
Option value – in-the-money	$1,253,311	$1,555,857	$1,387,500	$-	$-
Options[4]	$1,253,311	$2,283,506	$3,982,500	$3,439,338	$2,158,944
Total realized / realizable pay (attributed by year)	$5,606,071	$6,615,495	$8,168,620	$6,227,390	$4,000,972
Target TDC (by year)	$4,082,040	$4,002,000	$3,550,000	$2,890,000	$1,755,000
CEO “Return” (%)[5]	37%	65%	130%	115%	128%
Measurement period	Jan. 1, 2019 – Dec. 31, 2019	Jan. 1, 2018 – Dec. 31, 2019	Jan. 1, 2017 – Dec. 31, 2019	Jan. 1, 2016 – Dec. 31, 2019	Jan. 1, 2015 – Dec. 31, 2019
Cumulative TSR (%)	39.7%	43.5%	85.1%	102.7%	141.20%
Realized / realizable value of $100 pay awarded to CEO	$137	$165	$230	$215	$128
Value of $100 shareholder investment as at December 31, 2019[6]	$140	$144	$185	$203	$242

1.	Base salary received in the year.

2.	Actual cash incentive paid in respect of each year.

3.
Value of PSUs awarded each year. If PSUs have paid out, payout value is shown. If not yet vested/paid out, PSUs are shown at current realizable value of each vintage as at December 31, 2019, assuming target performance is achieved and including additional PSUs from dividends.

4.
Value of Options awarded each year. If Options have been exercised, value shown is the value realized upon Option exercise - attributed to year in which Options were granted. For unexercised Options, the value shown is the value equal to the in-the-money value for each vintage as at December 31, 2019 using the closing price of the Common Shares on the TSX on that date of $18.37.

5.	Total realized / realizable pay relative to Target TDC.

6.	Value of a $100 shareholder investment made January 1 of the applicable year assuming reinvestment of dividends.

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Employment Arrangements

The Corporation and its subsidiary, Liberty Utilities (Canada) Corp., have entered into employment agreements with the CEO and each NEO. All such executive employment agreements are collectively referred to as the “Employment Agreements” or individually as an “Employment Agreement”. Since December 31, 2019, the Corporation has also entered into retirement agreements with each of Messrs. Robertson, Jarratt, and Bronicheski. All such retirement agreements are collectively referred to as the “Retirement Agreements” or individually as a “Retirement Agreement”. The terms of the Retirement Agreements are summarized below under the heading “Retirement Agreements” on page 86.

Termination for Cause, Resignation, and Change of Control

If the NEOs are terminated for cause, each individual will not be entitled to any advance notice of termination or payment in lieu of notice. NEOs may resign at any time during the term of their respective Employment Agreements by providing not less than sixty (60) days prior written notice to the Corporation. In the case of the retirement of Messrs. Robertson, Jarratt, or Bronicheski, the terms of the Retirement Agreements will supercede and modify these resignation notice provisions. Except as otherwise provided under a Retirement Agreement, upon resignation, a NEO will not be entitled to any payment other than any amounts that the Corporation is required to pay in accordance with applicable laws and the Employment Agreements, including payment of accrued but unused vacation and expenses owing.

In the case of Messrs. Robertson, Jarratt or Bronicheski, if within eighteen (18) months following a change in control of the Corporation, either the executive’s employment is terminated without cause, or the executive elects to terminate employment because there has been a material change in duties or a material reduction in compensation or an adverse change in employment terms that has not been cured by the Corporation after written notice, then Messrs. Robertson, Jarratt or Bronicheski are entitled to receive compensation equal to the following: (i) a lump sum payment equal to twenty-four (24) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment for the same period; and (iii) continuation of benefits, allowances and pension contribution for twenty-four (24) months or a lump sum payment in lieu thereof. In addition, all unvested PSUs will vest as described below, and all unvested Options will vest and be exercisable within ninety (90) days. In the case of the vesting of PSUs on termination, the Employment Agreements provide that actual performance achieved is to be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods.
In the case of Messrs. Johnston and Norman, if within eighteen (18) months following a change in control of the Corporation, if either the executive’s employment is terminated without cause, or the executive elects to terminate employment because there has been a material change in duties or a material reduction in compensation or an adverse change in employment terms that has not been cured by the Corporation after written notice, then Messrs. Johnston and Norman will be entitled to receive compensation equal to the following: (i) a lump sum payment equal to eighteen (18) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment for the same period; and (iii) continuation of benefits, allowances and pension contribution for eighteen (18) months or a lump sum payment in lieu thereof. In addition, all unvested PSUs will vest as described below, and all unvested Options will vest and be exercisable within ninety (90) days. In the case of the vesting of PSUs on termination, the Employment Agreements provide that actual performance achieved is to be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods.

The Employment Agreements provide that a change of control occurs upon the occurrence of:

•
Any transaction or series of related transactions, whether or not the Corporation is a party thereto, after giving effect to which 50% or more of the Corporation’s voting power is owned, directly or indirectly, through one or more entities, by any person and its affiliates or by one or more groups acting in concert;

•	A sale, lease or other disposition of all or substantially all of the assets of the Corporation, other than in connection with an internal reorganization; or

•
The Board adopts a resolution to the effect that, for the purposes of the Employment Agreement, a change in control has occurred, or that such a change in control is imminent, in which case, the date of the change in control shall be deemed to be the date specified in such resolution provided that the change in control actually occurs.

A “change in control” does not occur where existing controlling Shareholder(s) continue to control more than 50% of the Corporation’s voting power through a new ownership structure.

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Termination for Reasons Other than Cause

Upon termination without cause, Messrs. Robertson, Jarratt or Bronicheski are entitled to the following amounts in lieu of notice: (i) a lump sum payment equal to twenty-four (24) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment for the same period; and (iii) continuation of benefits, allowances, and pension contributions for twenty-four (24) months or lump sum payment in lieu thereof. In addition, all unvested PSUs which would have vested within twenty-four (24) months of the last day of employment will vest as described below and all unvested Options which would have vested within twenty-four (24) months of termination will vest and be exercisable within ninety (90) days of termination.

Upon termination without cause, Messrs. Johnston and Norman are entitled to the following amounts in lieu of notice: (i)  a lump sum payment equal to eighteen (18) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment for the same period; and (iii) continuation of benefits, allowances, and pension contributions for eighteen (18) months or lump sum payment in lieu thereof. In addition, all unvested PSUs which would have vested within eighteen (18) months of termination will vest as described below and all unvested Options which would have vested within eighteen (18) months of termination will vest and be exercisable within ninety (90) days of termination.

The Employment Agreements provide that, in the case of the vesting of PSUs on termination, actual performance achieved is to be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods.
Retirement Agreements

On February 5, 2020, the Corporation announced succession plans for the role of CEO and the retirement of the CFO during 2020. In order to facilitate an orderly and planned transition, the Corporation has entered into Retirement Agreements with Messrs. Robertson and Bronicheski. Concurrently with entering into the Retirement Agreements with Messrs. Robertson and Bronicheski, the Corporation also entered into a Retirement Agreement with Mr. Jarratt.

The Retirement Agreement with Mr. Robertson provides that he will retire on December 31, 2020 or such earlier date as mutually agreed or as selected by either party upon 60 days’ written notice. The Retirement Agreement with Mr. Bronicheski provides that he will retire on September 18, 2020. The Retirement Agreement with Mr. Jarratt provides that he will retire on a date after February 10, 2021 as mutually agreed or as selected by either party upon 60 days’ written notice.

Subject to the executive’s compliance with the terms and conditions of his Employment Agreement and Retirement Agreement, the Retirement Agreements provide for the following:

1.
A grant of RSUs (the “Retirement RSUs”) to the executive having a grant date value of $3,777,600 in the case of Mr. Robertson, $860,100 in the case of Mr. Bronicheski and $2,651,520 in the case of Mr. Jarratt. The Retirement RSUs granted to each executive vest on the executive’s retirement date and settle on a date chosen by the executive which, in the case of Mr. Robertson and Mr. Jarratt, is to be between the second and fifth anniversary of the date of grant and, in the case of Mr. Bronicheski is to be between the first and fifth anniversary of the date of grant; provided that, Mr. Robertson will only be permitted to elect to settle his Retirement RSUs between the first and second anniversary of the date of grant if the enhanced Executive Share Ownership Guidelines described below are met.. Retirement RSUs are forfeited in the event of a termination of employment for any reason prior to the executive’s retirement, except a termination of employment without cause following a change in control of the Corporation;

Algonquin Power & Utilities Corp.	86

2.
Enhanced ownership requirements under the Executive Share Ownership Guideline for a two-year period post-employment. Each executive is required to own shares and share equivalents with an aggregate value of: (i) $5,000,000 in the case of Mr. Robertson; (ii) three times his base salary in the case of Mr. Bronicheski; and (iii) seven times his base salary in the case of Mr. Jarratt. The minimum ownership requirement will be reduced by 50% in each case for the second year post-retirement;

3.	A pro-rata annual incentive payment calculated at target based on the number of months of completed service by the executive in the year in which he retires;

4.	Health and dental benefits for 24 months following the end of his active employment by the Corporation;

5.
A lump sum payment of the balance accrued by the executive in respect of his participation in the SERP plus the contributions that the Corporation would have made on the executive’s behalf under the executive retirement savings plan during the 24 month period following the executive’s retirement date;

6.	All unvested RSUs and PSUs held by an executive will remain outstanding, except that performance for PSUs held by each executive will be calculated: (i) based on actual performance to the end of the year in which the executive retires; and (ii) target performance for the balance of the term; and

7.
All outstanding Options held by an executive will continue to vest and be exercisable as if the executive were still employed until such Options otherwise expire in accordance with their terms and conditions.

The foregoing payments and benefits are subject to the executive’s compliance with the terms and conditions of his Employment Agreement and Retirement Agreement.

No severance or retirement allowance is payable pursuant to any of the Retirement Agreements. In the event of a termination of an executive’s employment prior to his retirement date or a failure of the executive to complete a satisfactory transition of duties and responsibilities as determined by the Board acting honestly, fairly and in good faith, the provisions of the executive’s existing Employment Agreement will govern and the benefits and other provisions of the executive’s Retirement Agreement will become null and void, provided that in the event of a termination without cause following a change of control, the executive’s Retirement RSUs shall vest in full.

2020 Management Information Circular	87

Summary Termination Table

Assuming that the triggering event requiring the foregoing payments occurred on December 31, 2019, and that the Employment Agreements were in effect on such date, the NEOs would be entitled to receive the following incremental amounts:

		Salary	Bonus		Share-Based
Name	Type of Termination	Entitlement	Entitlement	Options[1]	Awards[1]	Benefits	Total Payout
Ian Robertson[2]	Termination without Cause	$1,876,800	$1,876,800	$1,613,467	$4,338,241	$521,918	$10,227,226
	Termination upon Change of Control	$1,876,800	$1,876,800	$1,613,467	$4,338,241	$521,918	$10,227,226
Christopher Jarratt[2]	Termination without Cause	$1,313,760	$1,313,760	$1,129,422	$3,036,763	$364,266	$7,157,971
	Termination upon Change of Control	$1,313,760	1,313,760	$1,129,422	$3,036,763	$364,266	$7,157,971
David Bronicheski[2]	Termination without Cause	$1,028,000	$668,200	$470,082	$1,263,929	$254,232	$3,684,443
	Termination upon Change of Control	$1,028,000	$668,200	$470,082	$1,263,929	$254,232	$3,684,443
Johnny Johnston	Termination without Cause	$676,500	$439,725	$85,438	$205,935	$159,651	$1,567,249
	Termination upon Change of Control	$676,500	$439,725	$170,876	$1,581,051	$159,651	$3,027,803
Jeff Norman	Termination without Cause	$600,000	$390,000	$152,849	$209,510	$148,454	$1,500,812
	Termination upon Change of Control	$600,000	$390,000	$228,626	$1,418,366	$148,454	$2,785,446

1.	The value of the share-based awards and options is calculated based on the closing price of the Common Shares on the TSX on December 31, 2019, of $18.37, the last trading day of 2019.

2.
This table does not consider the impact of the Retirement Agreements entered into after December 31, 2019 with each of Messrs. Robertson, Bronicheski, and Jarratt. For further information see the discussion under the heading “Retirement Agreements” on page 86.

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Shareholder Proposals

Persons entitled to vote at the next annual meeting of Shareholders and who wish to submit a proposal at that meeting must submit proposals by January 24, 2021.

Shareholder Engagement

Maintaining a dialogue with shareholders is important, especially on topics like governance and compensation practices. We recognize the importance of strong and consistent engagement with our shareholders. Shareholders can participate in the annual meeting and pose questions to management. They can also learn more about the Corporation through the following:

•	Webcasts of our quarterly earnings conference calls with research analysts;

•	Webcasts of our annual Investor Day, and Sustainability Day for analysts and institutional investors with presentations by our executives;

•	Executive presentations at institutional and industry conferences; and

•	Investor road shows in Canada, Europe and the U.S.
We also receive feedback through:

•	Our advisory vote on our approach to executive compensation;

•	A dedicated address for email inquiries; and

•	Commencing in 2019, analyst and institutional shareholder participation in perception studies that are administered by a third party.

Shareholders who are interested in directly engaging with the board can confidentially write to the chair of the board at:

Board Office
Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100
Oakville, ON L6J 2X1
Email: Board@APUCorp.com

Additional Information

Copies of the Corporation’s financial statements for the year ended December 31, 2019, together with the report of the auditors thereon, management’s discussion and analysis, the interim financial statements of the Corporation for periods subsequent to the end of the Corporation’s last fiscal year, the current annual information form (together with any document incorporated therein by reference) of the Corporation and this Circular are available upon request to the Vice President, Investor Relations of the Corporation by telephone at 905-465-4500 or by facsimile at 905-465-4514. These documents and additional information concerning the Corporation are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2020 Management Information Circular	89

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SCHEDULE “A”

APPROVAL OF AMENDED AND RESTATED EMPLOYEE SHARE PURCHASE PLAN TO INCREASE THE NUMBER OF COMMON SHARES RESERVED FOR ISSUANCE UNDER SUCH PLAN

RESOLVED THAT:

1.
the Employee Share Purchase Plan (the “ESPP”) of Algonquin Power & Utilities Corp. (the “Corporation”) adopted June 21, 2011 and amended on May 12, 2016, April 1, 2018 and February 27, 2020, be amended such that the aggregate number of common shares of the Corporation (“Common Shares”) reserved for issuance from treasury under the ESPP be increased from a fixed maximum of 2,000,000 Common Shares to a fixed maximum of 4,000,000 Common Shares of the Corporation, subject to the other terms and conditions of the ESPP; and

2.	any director or officer of the Corporation is hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing.

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SCHEDULE “B”

ALGONQUIN POWER & UTILITIES CORP.

EMPLOYEE SHARE PURCHASE PLAN

June 21, 2011,
as amended May 12, 2016 ~~and~~, April 1, 2018, February 27, 2020 and ● 2020

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ALGONQUIN POWER & UTILITIES CORP.
EMPLOYEE SHARE PURCHASE PLAN

1.	Purpose

1.1
This Employee Share Purchase Plan has been established to enable eligible Employees to acquire Shares in Algonquin Power & Utilities Corp. in a convenient and systematic manner, so as to encourage continued Employee interest in the operation, growth and development of the Corporation, as well as to provide an additional investment opportunity to Employees.

2.	Definitions and Interpretation

2.1
“Algonquin” and “Algonquin Power & Utilities Corp.” means Algonquin Power & Utilities Corp., and any successor or continuing company whether by or resulting from amalgamation, merger or otherwise~~, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board, the Corporate Governance Committee of the Board or any person or committee that has been designated by the Board as responsible for this Plan~~.

2.2	“Account”means the account to be established in respect of each Participant as described in Section 7.1.

2.3	“Agency Agreement”means the Agreement referred to in Section 10.2.

2.4	“Agent”means any person, company or firm which may be appointed by the Corporation under Section 10.2 to maintain accounts and to hold Shares as agent for Participants on the terms set out herein.

2.5	“Board”means the Board of Directors of Algonquin.

2.6	“Canadian Dollar Participant” means a Participant who is a resident of Canada or who is not a resident of Canada but is not a US Dollar Participant.

2.7
~~2.6~~ “Compensation”means the regular salary or wages of a Participant received or to be received from the Corporation, or a subsidiary of Algonquin, for such Participant’s service with respect to a particular Fiscal Year, but excluding (i) any bonuses, compensation received or to be received in respect of overtime worked or any other compensation received or to be received with respect to such Fiscal Year and (ii) any Corporation Contributions or other benefits received or to be received by the Participant under this Plan.

2.8	~~2.7~~ “Contributions”means Corporation Contributions and Participant Contributions.

2.9
~~2.8~~ “Corporation” means Algonquin and ~~such~~its Subsidiaries ~~as may from time to time be designated by the Board as eligible to participate in the Plan (and which~~(other than Subsidiaries that have ~~not~~ been designated by the ~~Board~~Corporation as ineligible to participate in the Plan) and their respective successors and assigns so long as they remain

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Subsidiaries on a consolidated basis or each of them, as applicable, provided that any reference in the Plan to action by the Corporation means action by or under the authority of the Board, the Human Resources & Compensation Committee of the Board or any person or committee that has been designated by the Board as responsible for this Plan.

2.10	~~2.9~~ “Corporation Contribution” means the amount of money paid by the Corporation under the Plan in respect of a Participant as described in Section 5.

2.11	~~2.10~~ “DRS Statement”has the meaning given thereto in Section 8.1.

2.12
~~2.11~~ “Employee” means a full-time or part-time employee (provided the employee is eligible for employment benefits) of the Corporation and for greater certainty does not include employees who have received notice of termination of employment or individuals who have been classified by the Corporation as independent contractors.

2.13	~~2.12~~ “Fiscal Year”means the fiscal year of the employer of the Participant.

2.14	~~2.13~~ “Independent Broker” means a registered broker which is independent under TSX rules for this purpose.

2.15	~~2.14~~ “Insider”means an “insider” as such term is defined for the purposes of Section 613 of TSX Company Manual.

2.16	“Insider Trading Policy” means Algonquin’s current Insider Trading Policy.

2.17
~~2.15~~ “Lump Sum Payment” means a lump sum contribution in the Plan by way of a payment made by a Participant in the form of a cheque payable to Algonquin Power & Utilities Corp. or to a Participant’s employer entity as specified by the Corporation, as described in Section 4.

2.18	~~2.16~~ “Non-Active Participant” means a Participant who ceases to contribute to the Plan but who maintains an account balance with the Plan.

2.19	~~2.17~~ “NYSE” means the New York Stock Exchange.

2.20	~~2.18~~ “Participant” means an Employee who has applied and agreed to participate in the Plan on such terms as the Corporation may specify and whose application has been accepted by the Corporation.

2.21	~~2.19~~ “Participant Contribution” means the amount of money contributed by a Participant in the Plan as described in Section 4.

2.22	~~2.20~~ “Payroll Participant Contribution” means the amount of money contributed by a Participant in the Plan by way of a payroll deduction as described in Section 4.1.

2.23	~~2.21~~ “Plan” means this Employee Share Purchase Plan and includes all amendments thereto.

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2.24
~~2.22~~ “Purchase Date” means on or about the first business day following the processing of an employee’s weekly or biweekly payroll, as applicable, and receipt of the contribution file and proceeds by the Agent.

2.25	~~2.23~~ “Release”has the meaning given thereto in Section 8.

2.26
~~2.24~~ “Securities-Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase or ownership plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance, from treasury, of Shares or other securities of Algonquin to one or more Participants, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise.

2.27
~~2.25~~ “Share Price” means: (i) with respect to Canadian Dollar Participants ~~resident in Canada~~, the volume weighted average trading price of the Shares on the TSX (or, if such Shares are not then listed and posted for trading on the TSX, on such stock exchange in Canada on which such Shares are listed and posted for trading as may be selected for such purpose by the Board) for the five (5) consecutive trading days immediately preceding the relevant Purchase Date, provided that in the event that such Shares did not trade on any of such trading days, the Share Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on all of such trading days and (ii) with respect to US Dollar Participants ~~resident in the United States~~, the volume weighted average trading price of the Shares on the NYSE (or, if such Shares are not then listed and posted for trading on the NYSE, on such stock exchange in Canada or the United States on which such Shares are listed and posted for trading as may be selected for such purpose by the Board) for the five (5) consecutive trading days immediately preceding the relevant Purchase Date, provided that in the event that such Shares did not trade on any of such trading days, the Share Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on all of such trading days; and, in each case, provided that in the event that such Shares are not listed and posted for trading on any stock exchange, the Share Price shall be the fair market value of such Shares as determined by the Board in its sole discretion.

2.28
~~2.26~~ “Shares”means common shares in the capital of Algonquin Power & Utilities Corp. as presently constituted or any shares or other securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed pursuant to a reorganization.

2.29	~~2.27~~ “Subsidiary” means a subsidiary as defined in the Canada Business Corporations Act.

2.30	~~2.28~~ “TSX” means the Toronto Stock Exchange.

2.31	“US Dollar Participant” means a Participant who is a resident of the United States or who is not a resident of the United States and has been designated as a US Dollar Participant by the Corporation.

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2.32
~~2.29~~ Unless the context requires otherwise, references to the male gender include the female gender, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

2.33	~~2.30~~ Unless otherwise specified, any reference in this Plan to $ will refer to the lawful currency of Canada. References to “US$” are to the lawful currency of the United States.

2.34
~~2.31~~ This Plan is established under the laws of the Province of Ontario and rights of all parties and the interpretation of each and every provision of the Plan shall be governed and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

3.	Eligibility and Participation

3.1
All Employees are eligible to participate in the Plan, subject to the terms of the Plan. To become a Participant such Employee must complete and submit an application in the form prescribed by the Corporation from time to time and file it with such officer or employee of the Corporation as may be designated by the Corporation from time to time, or, if appointed and designated by the Corporation for such purpose, the Agent, and authorize the Corporation to deduct the Participant Contribution from the Participant’s Compensation. Upon acceptance of such application by the Corporation, such employee shall become a Participant under the Plan.

3.2	The Corporation will provide each Participant with the following:

(a)
a written explanation of the pertinent provisions of the Plan (including amendments thereto applicable to the Participant), together with a written explanation of the rights and duties of a Participant; and

(b)	any other information regarding the Plan required to be provided, and in a manner prescribed, under any applicable laws.

3.3
Participants who are on an approved leave of absence or long-term disability may remain a Participant for a period of one year from the initial date of the leave of absence or from the initial date of qualification under the Corporation’s long-term disability program. In the event that payroll deduction is not available to such Participants during such one-year period, the Participant may make Participant Contributions directly to the Corporation or the Agent, as applicable. If the Employee continues on a leave of absence or long-term disability after such one year period, the Employee’s participation in the Plan shall terminate at the expiry of such one-year period. The Employee may re-apply to participate in the Plan if Employee returns to regular full-time or part-time employment with the Corporation.

4.	Participant Contributions

4.1	~~A~~Subject to Section 13, a Participant may elect to contribute as the Participant Contribution under the Plan (i) an amount for each regular payroll period (a “Payroll

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Participant Contribution”) and/or (ii) a Lump Sum Payment no more than twice per year, in a minimum amount of $1,000 for Canadian Dollar Participants ~~resident in Canada~~ or US $1,000 for US Dollar Participants ~~resident in the United States~~, and representing on an annual basis no more than $10,000 for Canadian Dollar Participants ~~resident in Canada~~ or US$10,000 for US Dollar Participants ~~resident in the United States~~ (in each case, excluding any dividends received on Shares in a Participant’s Account that are reinvested to purchase additional Shares). An initial election with respect to the Payroll Participant Contribution shall be made by the Participant by completing and submitting the application form in the form prescribed by the Corporation as contemplated by Section 3.1.

4.2
Subject to Section 4.1 and Section 13, a Participant may elect to change the amount of the Payroll Participant Contribution by completing and submitting to the Corporation, or Agent as may be designated by the Corporation from time to time, an authorization in the form prescribed by the Corporation from time to time specifying the new amount which shall thereafter constitute the Payroll Participant Contribution. Such a change may be made a maximum of four times in each Fiscal Year.

4.3
~~A~~Subject to Section 13, a Participant may elect to suspend the Payroll Participant Contribution at any time by completing and submitting an authorization in the form prescribed by the Corporation from time to time. As of the effective date of such suspension, and until the Participant elects to resume such Payroll Participant Contribution in accordance with Section 4.4, the Participant shall be deemed to be a Non-Active Participant.

4.4
~~A~~Subject to Section 13, a Participant who has suspended the Payroll Participant Contribution in accordance with Section 4.3 may elect, by completing and submitting an authorization in the form prescribed by the Corporation from time to time, to resume making a Payroll Participant Contribution at any time which is at least three months subsequent to the effective date of the suspension pursuant to Section 4.3. In the sole discretion of the Corporation, a Participant may resume Participant Contributions pursuant to this Section prior to the expiry of such three month period, in the event of leave, lay-off, or disability or such other circumstances as may in the sole discretion of the Corporation be appropriate.

4.5
Subject to the foregoing, ~~the effective date of~~ any initial election, change, suspension or resumption of Payroll Participant Contributions under this Section 4 shall be ~~governed by regular payroll input deadlines of~~effective when received and shall be implemented for the first payroll period of the Participant commencing after the election is received by the Corporation.

4.6
All Payroll Participant Contributions shall be (i) deducted by the Corporation out of each regular payroll payment and shall be retained by or paid to the Corporation, as the case may be, or paid directly by the Participant in accordance with Sections 3.3 or 4.1 if applicable, and (ii) applied in accordance with Section 6.1.

5.	Corporation Contributions

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5.1
Corporation Contributions as described herein shall be made on each Purchase Date in respect of those Participants who have made a Participant Contribution since the immediately preceding Purchase Date.

5.2
The amount of Corporation Contribution in respect of each Participant on any Purchase Date in any Fiscal Year shall be equal to: (i) 20% of the amount of Participant Contributions made by the Participant since the last Purchase Date, in respect of Participant Contributions in such Fiscal Year that, in the aggregate, are equal to or less than $5,000 (for Canadian Dollar Participants ~~resident in Canada~~) or US$5,000 (for US Dollar Participants ~~resident in the United States~~); and (ii) 10% of the amount of Participant Contributions made by the Participant since the last Purchase Date, in respect Participant Contributions in such Fiscal Year that, in the aggregate, are in excess of $5,000 (for Canadian Dollar Participants ~~resident in Canada~~) or US$5,000 (for US Dollar Participants ~~resident in the United States~~) but less than or equal to $10,000 (for Canadian Dollar Participants ~~resident in Canada~~) or US$10,000 (for US Dollar Participants ~~resident in the United States~~).

5.3
Corporation Contributions shall be additional remuneration to the Participant, which the Participant directs to be retained by or paid to Algonquin Power & Utilities Corp., as the case may be, and applied in accordance with Section 6.1. By participating in the Plan, the Participant acknowledges that the full amount of Corporation Contribution shall be paid and applied on behalf of the Participant in accordance with the Plan and that any income tax or other statutory or other payroll deductions in respect of Corporation Contributions shall be deducted from regular payroll payments to the Participant.

5.4
Subject to Section 9.1, any portion of the Shares purchased for a Participant using the proceeds of the Corporation Contributions shall not be eligible for sale by the Participant or Release pursuant to Section 8 for a period of one year following the Purchase Date on which such Shares were acquired.

5.5
The Corporation shall also pay administrative costs related to the Plan but shall not pay brokerage or related fees or expenses related to the transfer or sale of Shares by the Participant. No interest shall be paid or allocated to Participant Contributions received prior to the applicable Purchase Date.

6.	Purchase, Allocation and Reservation of Shares

6.1	On each Purchase Date, with respect to each Participant:

(a)	all Participant Contributions and Corporation Contributions received since the last Purchase Date shall be paid in full on behalf of the ~~Participants~~Participant, and

(b)	dividends paid on Shares in the Account of ~~a~~the Participant since the last Purchase Date shall be reinvested,

to purchase Shares for the ~~Participants~~Participant. At the Corporation’s option, such purchased Shares may be (i) issued to Participants from treasury at the Share Price or (ii) acquired on behalf of Participants by purchases through the facilities of the TSX or

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NYSE by an Independent Broker for this purpose, in accordance with applicable laws and as set out in Section 6.3 below.

6.2	In the event the Corporation has determined to issue from treasury all or a portion of Shares purchased by Participants on a Purchase Date,

(a)
the Corporation shall in writing advise the Corporation’s registrar and transfer agent and, if applicable, the Agent, of such Share issuance and the Share Price for such Shares, showing the number of Shares purchased by each Participant;

(b)	each Participant’s purchased Shares shall be issued by the Corporation from treasury to such Participant at the applicable Share Price; and

(c)	such purchased Shares shall be issued as fully paid and non-assessable Shares.

6.3
In the event that the Corporation has determined that all or a portion of Shares purchased by Participants on a Purchase Date shall be acquired by purchases through the facilities of the TSX or NYSE, the Corporation shall forward to an Independent Broker on or before the Purchase Date the purchase price for such number of Shares to be purchased through the facilities of the TSX and NYSE that would otherwise have been issued from treasury. In the event that the Contributions in respect of such market purchases is less than the amount required to acquire such Shares in the market through the facilities of the TSX or NYSE, the Corporation shall contribute the difference, and in the event that the amount required is less than such Contributions, the Corporation may apply the excess amounts to the cost and expenses of administering the Plan.

6.4
The Shares purchased by Participant Contributions and Corporation Contributions respectively in accordance with Section 6.2 or Section 6.3 shall in each case be allocated to the Participants in accordance with the respective Contributions made by, or by the Corporation in respect of, each such Participant. Effective as of the relevant Purchase Date (and not before), or in the case of purchases through the facilities of the TSX or NYSE the date on which the Shares are acquired for the Participant’s Account, each Participant shall be deemed to be the registered and beneficial owner of such number of Shares as are purchased or issued in accordance with Section 6.2 or Section 6.3 and shall thereafter be entitled to all rights of ownership incidental thereto, including the right to receive dividends and other distributions payable in respect of the Shares and to receive notice of, attend and vote at meetings of holders of Shares

6.5	Dividends on a Participant’s Shares in the Plan shall be reinvested to purchase additional Shares in the Plan.

6.6	The aggregate number of Shares reserved for issuance from treasury by Algonquin under this Plan shall not exceed ~~2,000,000~~4,000,000 Shares.

7.	Participant Accounts

7.1	The Corporation or, if appointed, the Agent shall maintain an account (“Account”) for each Participant in such a way that the interests of each Participant in the Plan in respect

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of Participant and Corporation Contributions may be ascertained. Such individual Accounts shall be posted periodically. The Account will reflect Shares purchased by or on behalf of each Participant and Contributions which have been allocated to such Account.

8.	Withdrawal of Shares

8.1
A Participant may, subject to this Section and, Section 9 and Section 13 and on not less than seven days prior written notice to the Corporation or, if appointed, the Agent, elect to receive, by way of electronic share transfer to such Participant or a registered broker of such Participant’s choice, any number of whole Shares in the Participant’s Account (a “Release”). Except as set out in Section 9 or unless otherwise determined by the Corporation, a Participant may not make more than one such Release from the Account in any six month period. Subject to the requirements of applicable law, any such Release will be evidenced by an electronic, book-based, direct registration service or other non-certificated entry or position on the register of shareholders to be kept by the Corporation in place of a physical share certificate (a “DRS Statement”).

8.2
A Participant who has notified the Corporation or, if appointed, the Agent, pursuant to Section 8.1 that the Participant wishes to withdraw the whole or a part of the Shares in the Participant’s Account shall be entitled to receive such Shares, computed to the date such notice is received. A DRS Statement representing the appropriate number of Shares, registered in the name of such Participant or such name as the Participant may direct, will be provided to the Participant or the Participant’s registered broker as the Participant may direct. If such Participant is withdrawing the entire Account and is entitled to a fraction of a Share upon such Release, an amount equal to the value of such fraction shall be paid to the Participant~~,~~. Any fractional Share interest will be paid in cash calculated on the basis of the closing price of Shares traded on the TSX (in respect of Canadian Dollar Participants ~~resident in Canada~~) or the NYSE (in respect of US Dollar Participants ~~resident in the United States~~) on the last trading day prior to the date the notice of such withdrawal is received.

8.3	The Corporation shall arrange to provide statements to Participants describing the particulars of each Release.

9.	Distribution on Termination of Employment

9.1
Upon the termination of employment of any Participant with the Corporation for any reason whatsoever, a Release shall be made in respect of all Shares held in the Participant’s Account, in accordance with this Section 9.

9.2
A DRS Statement for such Shares, registered in the name of such Participant or in such name as the Participant may direct, shall be delivered to the Participant or the Participant’s registered broker as the Participant may direct. If the Participant is deceased, such DRS Statement shall be delivered to a beneficiary designated by the Participant or, if no beneficiary has been designated, to the estate of the Participant. If the Participant shall be entitled to a fraction of such Share upon such termination, the money equal to the

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value of such fraction shall be paid to such Participant or such Participant’s designated beneficiary or estate (if no beneficiary has been designated), as applicable.

10.	Administration and Appointment of Agent

10.1
The Plan shall be administered by the Corporation in accordance with its provisions. All costs and expenses of administering the Plan, except as otherwise set out in this Plan, will be paid by the Corporation. The Corporation may, from time to time, establish administrative rules and regulations relating to the operation of the Plan as it may deem necessary to further the purpose of the Plan and amend or repeal such rules and regulations. The Corporation, in its discretion, may appoint a Committee for the purpose of interpreting, administering and implementing the Plan. The Corporation may also delegate to any director, officer or employee of the Corporation such administrative duties and powers as it may see fit. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan, shall be within the sole discretion of the Corporation, may be made at any time and shall be final, conclusive, and binding upon all persons, including all Participants, Employees or their beneficiaries.

10.2
The Corporation may appoint a person, firm or company to serve as the Agent under the Plan. The Corporation and the Agent shall enter into an agreement (the “Agency Agreement”) which shall provide for the application of amounts received to purchase Shares. The Agency Agreement shall provide that the Agent holds such Shares as agent for the Participants in accordance with the Plan. The Agency Agreement shall contain such other terms and provisions, not inconsistent with the Plan, as the Corporation shall approve. The Corporation shall have the right, at any time and from time to time, to remove from office any Agent appointed under the Plan and to appoint another Agent in its stead in accordance with the terms of the Agency Agreement.

11.	Voting of Shares in the Plan

11.1
The Corporation or its designated agent shall furnish or otherwise make available to each Participant ~~with~~ a copy of a notice of each meeting of shareholders of Algonquin Power & Utilities Corp. and copies of any other ~~material sent~~materials furnished or made available to holders of Shares.

11.2
A Participant may provide instruction as to the voting of Shares at any meeting at which the holders of Shares are entitled to vote in respect of the number of whole Shares standing to the Participant’s credit in the Participant’s Account.

12.	Insider Participation Limit

12.1	No Shares shall be issued or delivered under this Plan if, at the time of such issuance or delivery, such issuance or delivery could result in:

(a)	the number of Shares reserved for issuance to Insiders pursuant to the Plan, at any time, together with Shares reserved for issuance to Insiders under all other

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Securities-Based Compensation Arrangements, exceeding 10% of the issued and outstanding Shares; or

(b)
the issuance to Insiders, within a one (1) year period, of a number of Shares under the Plan, together with Shares that may be issued to Insiders under all other Securities-Based Compensation Arrangements exceeding 10% of the issued and outstanding Shares.

13.	Application of Insider Trading Policy

13.1
Any action taken by a Participant in connection with the Plan, including, for greater certainty and without limitation, any increase or decrease to the amount of contributions under the Plan, any sale or transfer of Shares from the Plan and any enrolment or cessation of participation in the Plan, shall be subject to the restrictions applicable to such Participant under the Insider Trading Policy; provided that, for greater certainty, a Participant may initiate a Release from the Account pursuant to Section 8 while trading restrictions under the Insider Trading Policy are in effect provided that no Shares shall be sold to cover any expenses relating to such Release and the Participant requesting such Release shall be responsible for any such expenses.

14.	~~13.~~ Amendment or Termination of the Plan

14.1
~~13.1~~ The Board may at any time and for any reason amend, suspend or terminate in whole or in part, the Plan, or amend the terms as they relate to any Participant, without the approval of the shareholders of Algonquin; provided that the following amendments shall require the approval of the shareholders of Algonquin:

(a)	an increase in the number of Shares reserved for issuance from treasury under the Plan;

(b)	adding additional categories of Participants eligible to participate under the Plan;

(c)	eliminating or decreasing the limitations on Insider participation in Section 12;

(d)
any amendment increasing the amount of the Corporation Contribution, providing for Shares to be purchased at a discount, increasing the amount of any such discount or otherwise providing for any additional form of financial assistance to Participants; and

(e)	~~(d)~~ amending this Section ~~13.1~~14.1 to eliminate a matter requiring shareholder approval.

No such amendment or termination can or shall adversely affect the rights of any Participant and his or her existing entitlement to purchase Shares, provided that the purchase of Shares may be terminated by the Board on any Purchase Date if the Board determines that the termination of the Plan is in the best interests of the Corporation and its shareholders.

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14.2
~~13.2~~ Upon termination of the Plan, all Shares held in the Participant’s Account shall be released in full to the Participant by providing to the Participant a DRS Statement respecting the Shares, registered in the name of such Participant or such name as the Participant may direct. In the event the Participant shall be entitled to a fraction of a Share upon such termination, the cash amount equal to the value of such fraction shall be paid to such Participant. The Corporation or, if appointed, the Agent shall be entitled to wind-up the Plan in accordance with this Section over such reasonable period of time as will allow for the orderly termination of the Plan.

15.	~~14.~~ General Provisions

15.1
~~14.1~~ The Corporation shall arrange for the distribution to each Participant of a statement of the balances in the Participant’s Account quarterly during each Fiscal Year or such other periodic basis as the Corporation decides from time to time.

15.2	~~14.2~~ The interest of any Participant in the Plan shall not be assignable either by voluntary assignment or by operation of law except upon death or upon mental incompetency.

15.3
~~14.3~~ Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any employee’s employment with the Corporation. No Employee, Participant or other person shall have any claim or right to participate under the Plan. Participation in this Plan shall not affect the right of the Corporation to terminate the employment of a Participant. Neither any period of notice nor any payment in lieu thereof, or combination thereof, upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

15.4	~~14.4~~ The Company shall not be liable to any Participant for any loss resulting from:

(a)	a decline in the market value of any Shares purchased by the Participant pursuant to the Plan;

(b)	any change in the market price of the Shares between the time the Participant authorized the purchase of the Shares and the time such purchase takes place;

(c)	any dividends paid on the Shares between the time the Participant authorized the purchase of the Shares and the time such purchase takes place; and

(d)	any change in the market price of the Shares between the time any dividends are paid on the Shares and the time a purchase of Shares using those dividends hereunder takes place, where applicable.

15.5
~~14.5~~ The Plan and the implementation thereof is subject to such governmental and stock exchange approvals or consents that now or in the future are applicable. As a condition of participating in the Plan, each Participant agrees to comply with all laws, rules and regulations which may apply in connection with the Plan and agrees to furnish to the Corporation all information and undertakings as may be required to permit compliance with such laws, rules and regulations.

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15.6
~~14.6~~ The Corporation may adopt and apply rules that in its opinion will ensure that the Corporation will be able to comply with applicable provisions of any federal, provincial, state or local law relating to withholding of tax, including on the amount, if any, includable in income of a Participant. The Corporation shall have the right in its discretion to satisfy withholding tax liability by retaining or purchasing Shares acquired by a Participant under the Plan.

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SCHEDULE “C”

APPROVAL OF VIRTUAL MEETING BY-LAW RESOLUTION

RESOLVED THAT:

1.
the virtual meeting by-law of Algonquin Power & Utilities Corp. (the “Corporation”), substantially in the form set out in Schedule “D” of the Corporation’s Management Information Circular dated April 24, 2020, is hereby confirmed and approved as the virtual meeting by-law of the Corporation; and

2.
any director or officer of the Corporation is authorized and directed for and on behalf of the Corporation (whether under its corporate seal or otherwise) to enter into, execute and deliver all such instruments, agreements and documents, including all notices, consents, applications, acknowledgements, certificates and other instruments (herein the “Instruments”) and do, or cause to be done, all such other acts and things (herein “Acts”) as may be necessary or desirable for the purpose of giving effect to the foregoing resolutions or to comply with any Instrument or Act, and such Instruments and Acts authorized and approved by these resolutions shall constitute valid and binding obligations of the Corporation, and the performance by the Corporation under such Instruments and pursuant to such Acts is hereby authorized.

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SCHEDULE “D”

VIRTUAL MEETING BY-LAW (BY-LAW NO. 6)

ALGONQUIN POWER & UTILITIES CORP.
BY-LAW NO. 6

A by-law relating generally to the holding of meetings of shareholders of ALGONQUIN POWER & UTILITIES CORP. by telephonic or electronic means.

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of ALGONQUIN POWER & UTILITIES CORP. (hereinafter called the “Corporation”) as follows:

ARTICLE 1

DEFINITIONS

1.1	In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)
“Act” means the Canada Business Corporations Act, R.S.C. 1985, c. 44, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions;

(b)	“board” means the board of directors of the Corporation;

(c)	“by-laws” means this by-law and any other by-laws of the Corporation as amended and which are, from time to time, in force and effect;

(d)	“person” has the meaning given to it in the Act;

(e)	all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

(f)	words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; and

(g)
the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

ARTICLE 2
MEETING BY TELEPHONIC OR ELECTRONIC MEANS

2.1
Meetings Held by Electronic Means. Any person entitled to attend a meeting of shareholders may participate in the meeting in accordance with the Act by means of a telephonic, electronic or other communication facility made available by the Corporation, in its discretion, that permits all participants to communicate adequately with each other during the meeting and a person participating in a meeting by such means is deemed to be present at the meeting. A meeting of shareholders called by either the directors or the shareholders may be held entirely by means of such a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting if the directors or shareholders calling the meeting so determine.

2.2
Voting by Electronic Means. Subject to compliance with the Act and the board’s discretion, any vote at a meeting of shareholders may be taken in whole or in part by means of a telephonic, electronic or other communication facility that the Corporation, in its discretion, has made available for that purpose.

The foregoing by-law was made by the directors of the Corporation on the 25th day of March, 2020.

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SCHEDULE “E”

ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION OF
ALGONQUIN POWER & UTILITIES CORP.

RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders of Algonquin Power & Utilities Corp. (the “Corporation”) accept the approach to executive compensation disclosed in the management information circular of the Corporation delivered in advance of the June 4, 2020 annual meeting of the shareholders of the Corporation.

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SCHEDULE “F”

ALGONQUIN POWER & UTILITIES CORP. MANDATE OF THE BOARD OF DIRECTORS

1.	PURPOSE

1.1
The board of directors (the “Board”) of Algonquin Power & Utilities Corp. (the “Corporation”) has the power and authority to supervise the activities and manage the investments and affairs of the Corporation. The Board, directly and through its committees, shall manage, or supervise the management of, the business and affairs of the Corporation.

2.	MEMBERSHIP, ORGANIZATION AND MEETINGS

2.1
General - The composition and organization of the Board, including: the number, qualifications and remuneration of directors; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Corporation’s articles of incorporation (the “Articles”) and by-laws (the “By-Laws”), as amended and restated from time to time and by the Canada Business Corporations Act, subject to any exemptions or relief that may be granted from such requirements.

2.2	Independence - The Board shall periodically determine the independence of each director. For this purpose,

a	director shall be considered independent if such director:

a.	is not an officer or employee of the Corporation or any of the Corporation’s subsidiary entities or affiliates; and

b.
is independent as determined in accordance with the meaning of the provisions of National Policy 58-201 – Corporate Governance Guidelines and other applicable laws and regulations, or in the event such independence requirements are not met, is deemed to be independent by the Board.

2.3
Independence of Chair of the Board / Lead Director – The Chair of the Board shall be an independent director, unless the Board determines that it is inappropriate to require the Chair of the Board to be independent, in which case the independent directors shall select from their number a director who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Lead Director shall be chosen at a meeting of independent directors that is not attended by non-independent Board members or management of the Corporation. The Chair of the Board, if independent, or the Lead Director if the Chair of the Board is not independent, shall act as the effective leader of the Board and set the Board’s agenda with a view to assisting the Board in successfully carrying out its duties. The Chair of the Board shall not be the chief executive officer of the Corporation.

2.4
Access to Management and Outside Advisors - The Board shall have unrestricted access to the management and employees of the Corporation and its subsidiary entities. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist them in fulfilling their responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Corporation officer. The Corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors.

2.5
Secretary and Minutes - The Board shall request that an officer of the Corporation, external legal counsel or any other person act as secretary of each meeting of the Board. Minutes of meetings of the Board shall be recorded and maintained and subsequently presented to the Board for approval.

2.6
Meetings Without Management - At each regular meeting of the Board, the independent directors shall, under the oversight of the Chair of the Board, if the Chair is independent, or the Lead Director, as applicable, meet without management and non-independent directors being present.

3.	ELECTION OF DIRECTORS

3.1	Majority Voting Policy – The Board has adopted a majority voting policy for the annual election of directors.

3.2	Annual Elections – All directors stand for election by the Corporation’s shareholders annually.

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4.	FUNCTIONS AND RESPONSIBILITIES

The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the Articles, the By-Laws and all applicable laws, regulations and listing requirements.

4.1	Strategic Planning

a.
Strategic Plans - The Board shall periodically review and, as appropriate, approve the Corporation’s strategic planning process and short- and long-term strategic plans prepared by management of the Corporation. In discharging this responsibility, the Board shall review the plans in light of management’s assessment of emerging trends, opportunities, the competitive environment, risk issues and significant business practices.

b.	Business Plans - The Board shall review and, if advisable, approve the Corporation’s annual business plans.

c.
Monitoring - The Board shall periodically review management’s implementation of the Corporation’s strategic and business plans. The Board shall review and, as appropriate, approve any material amendments to, or variances from, these plans.

4.2	Risk Management

a.
General - The Board, with the assistance of the Risk Committee (with respect to risks related to business and operations) and the Audit Committee (with respect to matters relating to financial and accounting controls and risks), shall periodically review reports provided by management of the Corporation of material risks associated with the businesses and operations of the Corporation’s subsidiary entities, review the implementation by management of systems to manage these risks and review reports by management relating to the operation of and any material deficiencies in these systems.

b.
Verification of Controls - The Board shall, with the assistance of the Audit Committee, verify that internal, financial, non-financial and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for these controls.

4.3	Human Resource Management

a.
General - The Board, with the assistance of the Human Resources and Compensation Committee, shall periodically review the Corporation’s approach to human resource management and executive compensation.

b.
Succession Review - The Board, with the assistance of the Human Resources and Compensation Committee or such other committee of the Board that the Board may determine from time to time, as applicable, shall periodically review the succession plans of the Corporation for the Chair of the Board, the Chief Executive Officer and senior management, including the appointment, training and monitoring of such persons.

c.
Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of senior management of the Corporation and that the senior management of the Corporation strive to create a culture of integrity throughout the Corporation.

4.4	Corporate Governance

a.
General - The Board shall, in conjunction with the Corporate Governance Committee, periodically review the Corporation’s approach to corporate governance and this mandate, and make changes to the mandate as appropriate.

b.
Board Independence - The Board shall, in conjunction with the Corporate Governance Committee, periodically evaluate the independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.

c.
Ethics Reporting - The Board or an appropriate committee of the Board shall periodically review reports provided by management relating to compliance with, or material deficiencies of, the Corporation’s Code of Business Conduct and Ethics.

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4.5	Financial Information

a.
General - At least annually, the Board shall, in conjunction with the Audit Committee, review the Corporation’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.
Integrity of Financial Information - The Board shall, in conjunction with the Audit Committee, review the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and management’s assertions on internal control and disclosure control procedures.

c.
Financial Statements – The Board shall review the recommendation of the Audit Committee with respect to the annual financial statements and Management’s Discussion & Analysis (“MD&A”) of such financial statements to be delivered to shareholders. If appropriate, the Board shall approve such financial statements and MD&A.

4.6	Communications

a.
General - The Board in conjunction with management shall periodically review the Corporation’s overall communications strategy, including measures for receiving feedback from the Corporation’s shareholders.

b.
Disclosure – The Board shall periodically review management’s compliance with the Corporation’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Corporation’s disclosure policies and procedures.

4.7	Committees of the Board

a.
Board’s Committees - The Board has established the following committees of the Board: the Audit Committee, the Corporate Governance Committee, the Risk Committee and the Human Resources and Compensation Committee. Subject to applicable law and the Articles and By-Laws of the Corporation, the Board may establish other committees, dispose of any committee or merge any committee of the Board with any other committee of the Board.

b.
Committee Charters - The Board has approved charters for each committee and shall approve charters for each new standing committee of the Board. The Board shall periodically review and, taking into account recommendations of the Corporate Governance Committee and the Chair of the Board, as applicable, approve each charter.

c.	Delegation to Committees - The Board has delegated for approval or review the matters set out in each committee’s charter to that committee.

d.	Consideration of Committee Recommendations - As required, the Board shall consider for approval the specific matters delegated for review to committees of the Board.

e.
Board/Committee Communication - To facilitate communication between the Board and each committee of the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

5.	RESPONSIBILITIES OF INDIVIDUAL DIRECTORS

5.1
Responsibilities Set out in the Mandate – A director shall review and participate in the work of the Board necessary in order for the Board to discharge the duties and responsibilities set out in accordance with this mandate.

5.2	Meeting Preparation and Attendance – In connection with each meeting of the Board and each meeting of a committee of the Board of which the director is a member, a director shall:

a.
review thoroughly the material provided to the director in connection with the meeting, provided that such review is practicable in the view of the time at which such material was delivered to the director;

b.	attend all scheduled meetings (absent extenuating circumstances) of the Board and meetings of committees on which a director serves; and

c.	attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).

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5.3	Assessment – A director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual directors.

5.4
Service on Other Boards - Directors may serve on the boards of other for-profit organizations so long as these commitments do not materially interfere with and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair of the Corporate Governance Committee in advance of accepting an invitation to serve on the board of another for-profit organization.

5.5	Other Responsibilities – A director shall perform such other functions as may be delegated to that director by the Board or any committee of the Board from time to time.

6.	OWNERSHIP GUIDELINES

6.1
Director Equity Ownership Guidelines – All directors are expected to maintain a meaningful equity ownership interest in the Corporation in order to align their interests with those of the shareholders. The Corporation has adopted a Non-Employee Director Share Ownership Guideline, which applies to directors who are not employees of the Corporation, and an Executive Share Ownership Guideline, which applies to directors who are employees of the Corporation, which together require each director or covered executive to maintain a specified level of equity ownership.

7.	ORIENTATION, SELF-ASSESSMENT AND EVALUATION

7.1
Each director shall participate in orientation and continuing education programs developed for the Board. Directors are encouraged to participate in external education sessions to assist them in performing their duties as directors.

7.2
The Board, along with the Corporate Governance Committee, shall conduct regular assessments of the overall effectiveness of the Board, its committees, the Chair of the Board and the Chairs of the committees of the board taking into consideration the relevant mandates and terms of reference. The Board shall also conduct an assessment of the contributions of individual directors. The assessments of individual directors will take into account, among other things, self-assessments, confidential peer-review surveys completed by each director and the consideration of the competencies and skills that each director is expected to bring to the Board.

8.	CURRENCY OF MANDATE

The mandate was last revised and approved by the Board of Directors of Algonquin Power & Utilities Corp. as of February 27, 2020.

2020 Management Information Circular	111

SCHEDULE “G”

DESCRIPTION OF THE DIRECTORS DEFERRED SHARE UNIT PLAN

The DSU Plan provides that, subject to the terms of the DSU Plan and such other conditions as the Corporate Governance Committee may impose, a Director who is not an employee of the Corporation or an affiliate of the Corporation (an “Eligible Director”) may elect to receive his or her Annual Cash Remuneration (as defined below) in the form of DSUs, cash, or any combination of DSUs and cash.

An Eligible Director’s “Annual Cash Remuneration” is all of the amounts ordinarily payable in cash to such Director in respect of the services provided by such Director to the Corporation as a member of the Board in a fiscal year (including Annual Board Retainers and fees for serving as the chair or a member of a Committee).

All DSUs issued with respect to Annual Cash Remuneration will be credited to the Eligible Director’s DSU account on each conversion date (generally being the last day of a fiscal quarter or such other dates as determined by the Board or the Corporate Governance Committee), by dividing the portion of the Eligible Director’s Annual Cash Remuneration for the applicable period to be satisfied by DSUs by the Fair Market Value of the Common Shares on the conversion date. For the DSU Plan, “Fair Market Value” of the Common Shares is the volume-weighted average trading price of the Common Shares on the TSX for the five days immediately preceding the date in question.

On each payment date for dividends paid on Common Shares, an Eligible Director’s DSU account will also be credited with dividend equivalents on the DSUs credited to such account as of the record date for such dividends. Such dividend equivalents shall be converted into additional DSUs (including fractional DSUs) based on the Fair Market Value of the Common Shares as of the date on which the dividends on the Common Shares are paid.
Each participant in the DSU Plan shall be entitled to redeem his or her DSUs following the date upon which the Eligible Director ceases to hold any position as a Director or a director of the Corporation’s affiliates and is no longer otherwise employed by the Corporation or its affiliates, including in the event of death of the participant (the “Termination Date”). The Eligible Director may elect up to two separate dates, between the Termination Date and December 15 of the year following year in which the Termination Date occurs, as of which either a portion or all of the DSUs credited to such Director’s account shall be redeemed (each such date being an “Entitlement Date”). For Directors resident or a citizen of the U.S. (each a “U.S. Director”), such election must be made at the same time a U.S. Director elects to receive DSUs.

In addition, the DSU Plan contains certain terms and conditions relating to administration of the DSU Plan with respect to U.S. Directors and elections by U.S. Directors under the DSU Plan, so as to ensure compliance with Section 409A of the U.S. Internal Revenue Code of 1986, as amended and applicable regulations thereunder.

Where the Eligible Director does not select an Entitlement Date or Entitlement Dates, there will be a single Entitlement Date being December 15 of the year following the year in which the such Director’s Termination Date occurs (subject to extension, to no later than December 31 of such year, in the event that the Corporate Governance Committee is unable to compute the final value of DSUs recorded in the Director’s DSU account by reason of unavailability of market value data), other than in the case of the death of a U.S. Director, in which circumstances payment shall be made no later than December 31 of the calendar year in which the death occurs or, if later, the 15th day of the third month following such U.S. Director’s date of death.

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An Eligible Director (or the beneficiary of an Eligible Director, as the case may be) who redeems DSUs is entitled to receive cash, Common Shares or a combination of cash and Common Shares, at the discretion of the Board. Where settlement of any DSUs is made in cash, the Eligible Director (or his or her beneficiary) will, subject to any withholding tax, receive a lump sum cash payment equal to the Fair Market Value of the Common Shares on the payment date multiplied by the number of whole and fractional DSUs being settled by way of such cash payment. Settlement of DSUs in Common Shares may be made by Common Shares issued from treasury (without the issuance of any fractional Common Shares, the entitlement for which will be cancelled without payment) or through Common Shares purchased on the open market by an independent broker.

Rights of Eligible Directors respecting DSUs and other benefits under the DSU Plan shall not be transferable or assignable other than by will or the laws of descent and distribution.

The Board may without Shareholder approval amend, suspend or cancel the DSU Plan or DSUs granted thereunder as it deems necessary or appropriate, provided that:

•	any approvals required under applicable law or the applicable stock exchange rules are obtained;

•
Shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of Common Shares issuable from treasury under the DSU Plan; (ii) a change in the definition of Fair Market Value which would result in a decrease in the value of DSUs redeemed under the DSU Plan;  (iii) a change in the term of any DSUs; (iv) a change in the vesting provisions of the DSU Plan; or (v) an amendment to the amending provisions of the DSU Plan; and

•
no such amendment shall, without the consent of the Eligible Director or unless required by law, adversely affect the rights of an Eligible Director with respect to any amount in respect of which an Eligible Director has then elected to receive DSUs or DSUs which the Eligible Director has then been granted under the DSU Plan.

The DSU Plan also provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other securities-based compensation arrangement of the Corporation, will not exceed 10% of the total number of outstanding Common Shares. Further, the maximum number of Common Shares issuable to insiders pursuant to the DSU Plan, issued within a one-year period, together with any Common Shares issuable pursuant to any other securities-based compensation arrangement of the Corporate, shall not exceed 10% of the total number of outstanding Common Shares.

2020 Management Information Circular	113

SCHEDULE “H”

DESCRIPTION OF THE STOCK OPTION PLAN

Under the Stock Option Plan:

•
subject to the terms of the Stock Option Plan, the number of Common Shares subject to each Option, the exercise price of each Option, the expiration date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option and other terms and conditions relating to each Option will be determined by the Board (or a committee of the Board) from time to time;

•
subject to any adjustments pursuant to the provisions of the Stock Option Plan, the exercise price of any Option shall under no circumstances be lower than the “Market Price” (being the five-day volume-weighted average trading price on the TSX) of the Common Shares on the date on which the Board approves the grant of the Option;

•
the term of an Option shall not exceed ten (10) years from the date of the grant of the Option, subject to certain limited exceptions, including that if the expiration date for an Option occurs during a period of time during which the person granted Options (an “Optionee”) cannot exercise an Option, or sell the Common Shares issuable pursuant to an exercise of Options, due to applicable policies of the Corporation in respect of insider trading (a “Blackout Period”) applicable to the relevant Optionee, or within ten (10) business days after the expiry of a Blackout Period applicable to the relevant Optionee, then the expiration date for that Option shall be the date that is the tenth (10th) business day after the expiry date of the Blackout Period;

•	Options will be personal to the grantee and will be nontransferable and non-assignable, except in certain limited circumstances;

•
the maximum number of Common Shares which may be reserved for issuance to insiders under the Stock Option Plan, together with the number of Common Shares reserved for issuance to insiders under any other securities based compensation arrangement, shall be 10% of the Common Shares outstanding at the time of the grant;

•
the maximum number of Common Shares which may be issued to insiders under the Stock Option Plan and all other security-based compensation arrangements within a one-year period shall be 10% of the Common Shares outstanding at the time of the issuance;

•
participation in the Stock Option Plan by non-employee Directors shall be limited to the lesser of (i) a reserve of 1% of the issued and outstanding Common Shares from time to time for non-employee Directors as a group and (ii) an annual equity award value under the Stock Option Plan of $100,000 per non-employee Director. No Options have ever been granted to non-employee Directors;

•
the Corporation may withhold from amounts payable to an Option holder, such amounts as may be necessary to enable the Corporation to comply with applicable requirements of tax laws relating to the withholding of tax or other required deductions with respect to Options, and that the Corporation may satisfy any liability for any such withholding obligations by (i) selling on behalf of any Optionee (or causing an Optionee to sell) Common Shares issuable under or retaining any amount payable to the Optionee or (ii) requiring the Optionee, as a condition to the exercise of Options, to make such arrangements as the Corporation may require so that the Corporation can satisfy such withholding obligations; and

•
in the event that the Corporation restates its financial results, any unpaid or unexercised Options may be cancelled at the discretion of the Board (or the Human Resources and Compensation Committee) in accordance with the terms of the Corporation’s clawback policy.

The Stock Option Plan provides that, except as set out in the Stock Option Plan or any resolution passed at any time by the Board or the terms of any Option agreement or employment agreement with respect to any Option or Optionee, an Option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

Where an Optionee (other than a “Service Provider”, as defined in the Stock Option Plan) resigns from the Corporation or is terminated by the Corporation for cause, the Optionee’s unvested Options shall immediately be forfeited and the Optionee’s vested Options may be exercised for a period of 30 days after the date of resignation or termination.

Where an Optionee (other than a Service Provider) retires from the Corporation or ceases to serve the Corporation or an affiliate as a director, officer or employee for any reason other than a termination by the Corporation for cause, the Optionee’s unvested Options may be exercised within 90 days after such retirement or termination. The Board may in such circumstances accelerate the vesting of unvested Options then held by the Optionee at the Board’s discretion. The Corporation has adopted a Board Approved Retirement guideline (see discussion under the heading “Board Approved Retirement Guideline” at page 88) pursuant to which vesting of Options awarded to certain eligible individuals may under certain circumstances continue to vest in connection with a Board Approved Retirement for a period no longer than two (2) years post-retirement. The extension of the vesting period is subject to certain conditions set out in the guideline including a requirement to continue to hold a specified amount of equity investment in the Corporation for a period following retirement.

In the event that an Optionee (other than a Service Provider) has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant

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and the provisions of the Stock Option Plan, but no additional grants of Options may be made to the Optionee.

If an Optionee (other than a Service Provider) dies, all unexercised Options held by such Optionee at the time of death immediately vest, and such Optionee’s personal representatives or heirs may exercise all Options within one year after the date of such death.

All Options granted to Service Providers shall terminate in accordance with the terms, conditions and provisions of the associated Option agreement between the Corporation and such Service Providers, provided that such termination shall occur no later than the earlier of (i) the original expiry date of the term of the Option and (ii) one year following the date of termination of the engagement of the Service Provider.

Options may be exercised in accordance with the specific terms of their grant and by the Optionee delivering the exercise price to the Corporation for all of the Options exercised. The Optionee may also elect to surrender Options and receive in exchange for each such Option, at the election of the Corporation, either cash or Common Shares equal to the amount by which the Market Price of the Common Shares exceeds the exercise price of the Option.

The Board may amend, suspend or discontinue the Stock Option Plan or amend Options granted under the Stock Option Plan at any time without Shareholder approval; provided, however, that:

a)	approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders of the Corporation must be obtained for any:

i.	amendment for which, under the requirements of the TSX or any applicable law, Shareholder approval is required;

ii.	increase to the maximum number or percentage of securities issuable under the Stock Option Plan;

iii.	reduction of the Option price, or cancellation and re-issuance of Options or other entitlements, of Options granted under the Stock Option Plan;

iv.	extension of the term of Options beyond the original expiry date;

v.	change in Eligible Persons that may permit the introduction or reintroduction of non-employee Directors on a discretionary basis;

vi.	increase to the limit imposed on non-employee Director participation set out in the Stock Option Plan;

vii.	allowance of Options granted under the Stock Option Plan to be transferable or assignable other than for estate settlement purposes; or

viii.	amendment to the Stock Option Plan’s amendment provisions; and

b)	the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Stock Option Plan.

Notwithstanding the other provisions of the Stock Option Plan, if:

a)	the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned affiliate) or to liquidate, dissolve or wind-up;

b)	an offer to purchase or repurchase all of the Common Shares shall be made to all Shareholders which offer has been approved or accepted by the Board; or

c)
the Corporation proposes the sale of all or substantially all of the assets of the Corporation as an entirety, or substantially as an entirety so that the Corporation shall cease to operate any active business;

then the Corporation will have the right, upon written notice thereof to Optionees, to permit the exercise of all such Options, whether or not vested, within the 20-day period next following the date of such notice and to determine that upon the expiration of such 20-day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever.

The TSX Company Manual requires the Stock Option Plan to be put before Shareholders for re-approval within three (3) years of the date of the last meeting of Shareholders at which the plan was approved and every three (3) years thereafter.

On February 28, 2019, the Board approved the following amendments to the Stock Option Plan:

i.	the incorporation of additional provisions governing the treatment of outstanding Options in the event of a change in control of the Corporation;

ii.	the incorporation of certain amendments to clarify that, unless otherwise determined by the Board, the Stock Option Plan shall be administered by the HRCC; and

iii.
the incorporation of certain amendments of an administrative or housekeeping nature, including amendments for the purposes of providing for greater consistency between the Stock Option Plan and the Share Unit Plan.

These changes are within the authority of the Board under the Stock Option Plan amending provision. The above-noted amendments are reflected in the foregoing description of the terms of the Stock Option Plan.

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SCHEDULE “I”

DESCRIPTION OF THE SHARE UNIT PLAN

Awards granted under the Share Unit Plan are made with a specified dollar value (the “Award Value”) as of the date of grant, as determined by the Plan Committee. In the case of PSUs, the Plan Committee may determine any performance criteria applicable to the PSUs. The number of PSUs granted to a participant for a performance period is determined by dividing the Award Value for the award to such participant divided by the Market Value (as defined below) of the Common

Shares as at the end of the calendar quarter immediately preceding the date of the award, rounded down to the next whole number. The number of RSUs granted to a participant is determined by dividing the Award Value of the award provided to the participant in the form of RSUs by the Market Value of the Common Shares as at the end of the calendar quarter immediately preceding the date of the award, rounded down to the next whole number.

The “Market Value” for purposes of the Share Unit Plan is, except in the case of a change of control of the Corporation, (i) the volume-weighted average trading price of the Common Shares on the TSX (or such other stock exchange in Canada on which the Common Shares are traded) for the five (5) trading days preceding the date in question, or (ii) if the Common Shares are not traded on a stock exchange, the fair market value of the Common Shares as determined by the Plan Committee. Awards that vest may be paid out at the option of the Corporation in (i) Common Shares issued from treasury, (ii) Common Shares purchased on the secondary market, or (iii) a cash payment. Any payment in cash will be done using a price per award equal to the Market Value of the Common Shares on the last day of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs).

Awards under the Share Unit Plan will not be paid in Common Shares issued from treasury if, at the time of such issuance, such issuance could result, at any time, in: (i) the number of Common Shares reserved for issuance to insiders (as defined in the TSX Company Manual) under such plan, together with Common Shares reserved for issuance to insiders under all other security-based compensation arrangements (as defined in the TSX Company Manual), exceeding 10% of the issued and outstanding Common Shares; or (ii) the issuance to insiders, within a one-year period, of a number of Common Shares under such plan, together with Common Shares that may be issued to insiders under all other security-based compensation arrangements, exceeding 10% of the issued and outstanding Common Shares (collectively, the “Insider Participation Limit”). Other than the Insider Participation Limit, there is no maximum number of Common Shares that may be issued to any one individual under the Share Unit Plan.

Where a participant’s employment is terminated by reason of the participant’s death prior to the vesting of the participant’s PSUs or RSUs, (i) the PSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will continue to be eligible for vesting and (ii) the RSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will vest as of the participant’s date of death. The Corporation has adopted a Board Approved Retirement guideline (see discussion under the heading “Board Approved Retirement Guideline” at page 88) pursuant to which vesting of PSUs awarded to certain eligible individuals may under certain circumstances continue to vest in connection with a Board Approved Retirement for a period no longer than two (2) years post-retirement. The extension of the vesting period is subject to certain conditions set out in the guideline including a requirement to continue to hold a specified amount of equity investment in the Corporation for a period following retirement.

Where a participant takes a leave of absence from the Corporation or an affiliate, as applicable, for a period of at least 90 days prior to the end of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs), the participant’s PSUs and RSUs will continue to be eligible for vesting, but at a prorated rate based on the number of whole and partial months that the participant was an active employee between the date of the award and the end of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs). Where the leave of absence extends beyond the end of a performance period for PSUs or a vesting date for RSUs and the participant fails to return to full-time employment within 180 days after such end of performance period or vesting date, as applicable, no PSUs or RSUs that would otherwise have vested will vest, and the participant will receive no payment or compensation therefor.

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Unless otherwise determined by the Plan Committee or except as otherwise provided in an agreement with the participant, in the event that, during a performance period for PSUs or prior to the vesting date for RSUs, a participant’s employment is terminated by the Corporation or an affiliate for any reason or the participant voluntarily terminates his or her employment with the Corporation or an affiliate, no portion of the PSUs or RSUs that would otherwise vest at the end of the performance period or on the vesting date, as applicable, will vest, and the participant will receive no payment or compensation therefor.

Unless otherwise determined by the Plan Committee or otherwise provided in a written agreement between the Corporation and a participant, the occurrence of a change of control of the Corporation will not result in the vesting of PSUs or RSUs provided that (i) such unvested PSUs and RSUs continue to vest in accordance with the terms of the Share Unit Plan and relevant award agreement, and (ii) the entity that acquires control of, or otherwise becomes a successor to, the Corporation agrees to assume the obligations of the Corporation in respect of such PSUs and RSUs. Except where a successor entity provides participants with a substantially equivalent award on certain prescribed terms, the Plan Committee has discretion to cancel all outstanding PSUs and RSUs upon a change of control and to determine that the value of all such awards will be paid out in cash in an amount based on the price at which the Common Shares are valued for the purposes of the transactions giving rise to the change of control.

The assignment or transfer of the PSUs or RSUs, or any other benefits under the Share Unit Plan, is not permitted, other than by operation of law.

The Share Unit Plan may be amended or terminated at any time by the Plan Committee in whole or in part, provided that:

a)
no amendment of the plan will, without the consent of the participants affected by the amendment, or unless required by applicable law, adversely affect the rights of such participants with respect to PSUs or RSUs granted prior to the date of the amendment;

b)	no amendment of the plan will be effective unless such amendment is approved by the TSX; and
c)	approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders shall be obtained for any:

i.	amendment for which, under the requirements of the TSX or any applicable law, Shareholder approval is required;

ii.	reduction of the purchase price of Common Shares issued or purchased to pay awards granted under the plan or the cancellation and re-issuance of awards under the plan;

iii.	extension of the term of an award under the plan beyond the original expiry date of the award;

iv.	amendment to remove or exceed the Insider Participation Limit;

v.	increase to the maximum number of Common Shares issuable from treasury under the plan;

vi.	amendments to eligible participants that may permit the introduction of non-employee Directors on a discretionary basis;

vii.	allowance of awards granted under the plan to be transferable or assignable other than for estate settlement purposes; or

viii.	amendment to the amendment provision of the plan.

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Notes

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Head Office: 354 Davis Road, Oakville, Ontario, Canada L6J 2X1

Tel: 905-465-4500

Fax: 905-465-4514

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